40-33
811-04892
Branch 18



FRANKLIN TEMPLETON INVESTMENTS

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

VIA FIRST CLASS MAIL

March 21, 2005 TEMPLETON GROWTH FUND INC.



SEC MAIL PROCESSING
RECEIVED
MAR 2 3 2005
WASH. D.C.
202
SECTION

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549



05049667

Re: In re Mutual Funds Investment Litigation

Ladies and Gentlemen:

Pursuant to Section 33(a) of the 1940 Act, we are enclosing for filing the following additional pleadings in the above-mentioned consolidated action, which we previously reported to your office:

1. The Omnibus Motion of the Fund Defendants to Dismiss Plaintiffs' Consolidated Amended Fund Derivative Complaints.
2. Omnibus Memorandum of Law in Support of the Fund Defendants' Motion to Dismiss Plaintiffs' Consolidated Amended Fund Derivative Complaints.
3. Declaration of Wesley R. Powell in Support of the Omnibus Motion of the Fund Defendants to Dismiss Plaintiffs' Consolidated Amended Fund Derivative Complaints, including Exhibits A through I.
4. Corrected Omnibus Memorandum of Law in Support of the Fund Defendants' Motion to Dismiss the Consolidated Amended Class Action Complaints.
5. Supplemental memorandum of Franklin Templeton Defendants to Dismiss the Consolidated Amended Derivative and Class Action Complaints.
6. Proposed Order for a Stay Pending Resolution of Related Criminal Proceedings (Theodore C. Sihpol).

PROCESSED
APR 08 2005
THOMSON
FINANCIAL

16739-7

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

Please contact me with any questions at (650) 312-4843.

Sincerely,



Aliya S. Gordon
Associate Corporate Counsel

Encls.

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND



SEC MAIL PROCESSING
MAR 2005
SECTION
202

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	MDL DOCKET 1586 Nos. 04-md-1586 1 04-md-1586 2 04-md-1586 3 04-md-1586 4
This Document Relates To: ALL TRACKS	

THE OMNIBUS MOTION OF THE FUND DEFENDANTS TO DISMISS PLAINTIFFS' CONSOLIDATED AMENDED FUND DERIVATIVE COMPLAINTS

Pursuant to Rules 9(b), 12(b)(6), and 23.1 of the Federal Rules of Civil Procedure, the Fund Defendants[1] move to dismiss all counts of the Consolidated Amended Fund Derivative Complaints (the "Fund Derivative Complaints") filed in these consolidated actions.

In support of this motion:

1. certain of the Fund Defendants will file within seven days (pursuant to leave granted by the Court) an Omnibus Memorandum of Law In Support of The Fund

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[1] The Fund Defendants include all mutual funds, current and former directors and/or trustees of those funds, investment advisers to those funds, fund distributors, underwriters, transfer agents, any of their parent and subsidiary corporations or other related entities, and current and former employees or directors of any of those entities who are named as defendants in the Fund Derivative Complaints. This group does not include the broker-dealers, traders, or related entities and individuals named in those complaints.

The undersigned have informed counsel for those Fund Defendants of which they are aware that, pursuant to the Court's request that counsel take steps to avoid unnecessary filings, this motion would be filed on

Defendants' Motion To Dismiss Plaintiffs' Consolidated Amended Fund Derivative Complaints and the accompanying Declaration of Wesley R. Powell and exhibits thereto, which will be served on February 25, 2005; and

2. certain of the Fund Defendants will file supplemental briefs in accordance with the schedule set by the Court.

WHEREFORE, the Fund Defendants request:

1. that the Fund Derivative Complaints be dismissed with prejudice and without leave to replead;

2. entry of judgment on their behalf;

3. oral argument; and

4. such other relief as may be just and proper.

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their behalf. That communication informed each of these Fund Defendants that they should separately notify the Court on or before March 7, 2005 if they wish to be excluded from this motion in any respect.

Dated: February 25, 2005

Respectfully submitted,

CLIFFORD CHANCE US LLP

By: ______________________________

Mark A. Kirsch
Mark Holland
Wesley R. Powell
Mary K. Dulka
Anthony M. Candido
Margaret M. Snyder
31 West 52nd Street
New York, New York 10019
(212) 878-8000 (ph)
(212) 878-8375 (fax)
mark.holland@cliffordchance.com

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND



SEC MAIL PROCESSING SECTION
RECEIVED
MAR 2 3 2005
202

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	MDL DOCKET 1586 Nos. 04-md-1586 1 04-md-1586 2 04-md-1586 3 04-md-1586 4
This Document Relates To: ALL TRACKS	

OMNIBUS MEMORANDUM OF LAW IN SUPPORT OF THE FUND DEFENDANTS' MOTION TO DISMISS PLAINTIFFS' CONSOLIDATED AMENDED FUND DERIVATIVE COMPLAINTS

TABLE OF CONTENTS

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TABLE OF AUTHORITIES

Cases

Page(s)

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Page(s)

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Statutes & Rules

Miscellaneous

The Fund Defendants respectfully submit this Omnibus Memorandum of Law in support of their Motion pursuant to Rules 8, 9(b), 12(b)(1), 12(b)(6), and 23.1 of the Federal Rules of Civil Procedure to dismiss, with prejudice, Plaintiffs' Consolidated Amended Fund Derivative Complaints (the "Derivative Complaints").[1]

PRELIMINARY STATEMENT

Plaintiffs purport to be shareholders in certain mutual funds ("Funds") managed by the Fund Defendants. Plaintiffs have brought derivative actions — ostensibly on behalf of the Funds themselves — against the Funds' investment advisers and others for allegedly allowing "market timing" and "late trading" transactions in the Funds. Plaintiffs bring their claims pursuant to Sections 36(a), 36(b), 47 and 48 of the Investment Company Act of 1940 ("ICA"), Sections 206 and 215 of Investment Advisers Act of 1940 ("IAA"), and state law.

Plaintiffs have failed to state any derivative claim upon which relief can be granted. The ICA, the IAA, and the common law strictly regulate who may bring a derivative claim, and upon what grounds. The "law in this area imposes a large number of threshold determinations" that a plaintiff must satisfy before pursuing such claims.[2] The Derivative Complaints here fail to satisfy those "threshold determinations."

Plaintiffs fail in their attempt to shoehorn "market timing" and "late trading" allegations into a claim under Section 36(b) of the ICA, 15 U.S.C. § 80a-35(b). Section 36(b) is the only section of the ICA that provides a private right of action, and does not require a pre-suit demand. However, Section 36(b) is a narrow provision relating solely to "excessive" fees. To state a

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1 The Fund Defendants identified on the signature pages below join in this Omnibus Memorandum of Law in its entirety. Other Fund Defendants may indicate their joinder in some or all of the points made herein through supplemental memoranda filed on March 7, 2005.

2 *Olesh v. Dreyfus Corp.*, 1995 WL 500491, at *11 (E.D.N.Y. Aug. 8, 1995).

claim under Section 36(b), a complaint must plead specific facts showing that the challenged fees are so disproportionately large that they bear no reasonable relationship to the services rendered. *See Migdal v. Rowe Price-Fleming Int'l, Inc.*, 248 F.3d 321 (4th Cir. 2001). Plaintiffs here plead *no* facts concerning the relationship between the fees charged and the services rendered by the defendant investment advisers. Instead, they rely entirely on the allegation that the Fund Defendants breached their fiduciary duties by permitting or failing to disclose alleged "market timing" and "late trading" to the detriment of the Funds. But allegations of mismanagement — whether or not in breach of some fiduciary duty — are not cognizable under Section 36(b).[3]

Plaintiffs' other derivative claims are barred by Fed. R. Civ. P. 23.1. Under Rule 23.1, no derivative complaint may be filed unless the relevant board of directors[4] has "failed to enforce a right" of the corporation "which may properly be asserted by it." Here, the Funds' boards of directors are actively enforcing the rights implicated by Plaintiffs' suits. In connection with various regulatory settlements, the Funds' boards, among other things, are involved in a process to evaluate the extent of any injuries caused by the market timing and late trading conduct at issue here and to distribute billions of dollars to affected shareholders and/or mutual funds.

Plaintiffs' failure to make a pre-suit demand on the respective Funds' boards of directors also is fatal to their derivative claims. In some states, that failure is an absolute bar to suit. In

3 Section 36(b) claims are asserted in both the Derivative Complaints and the Class Complaints. However, even if these claims survive the Motion to Dismiss — and they should not — recovery under Section 36(b) cannot be had twice. Any recovery under Section 36(b) — whether as part of the Fund Derivative or Fund Class cases — redounds to the Funds, not to individual shareholders. Any Section 36(b) claims that remain, therefore, should be limited to one case or the other, as a matter of judicial efficiency.

4 Some of the mutual fund defendants in this litigation are organized as corporations, while others are business or statutory trusts. The former are overseen by boards of directors, while the latter have boards of trustees. Because both types of boards perform the same general role, the terms "director" and "trustee" are used interchangeably herein.

others, Plaintiffs have failed to meet their high burden of demonstrating that such a demand would be futile and have not alleged particularized facts to overcome the strong presumption that the relevant boards of directors will exercise independent judgment. Their demand futility allegations therefore fail under both (i) state statutes applicable to investment companies; and (ii) relevant state common law.[5]

In addition to failing to satisfy Fed. R. Civ. P. 23.1 and the demand requirement, Plaintiffs' federal derivative claims suffer from numerous other fatal defects.[6]

Plaintiffs' claim under Section 36(a) of the ICA fails because there is no private right of action under that provision. Section 36(a) — which creates a federal cause of action for "breach of fiduciary duty involving personal misconduct" with respect to investment companies — expressly authorizes the SEC to bring suit under that provision, but not private parties.

Plaintiffs' claim under Section 47 of the ICA fails because they have not alleged facts showing that the investment advisory contracts with the Funds *by their very terms* violated any provision of the ICA. Under Section 47, a contract may be declared unenforceable if, but only if, its terms violate the ICA or rules and regulations thereunder. Plaintiffs point to no term in any of the Fund management contracts that violates the ICA. Instead, Plaintiffs rely entirely on allegations of wrongful conduct — *i.e.*, "market timing" and "late trading" transactions — pursuant to lawful contracts. These allegations cannot support a claim under Section 47.

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5 Fed. R. Civ. P. 23.1's demand requirement does not apply to claims brought under Section 36(b). *See Daily Income Fund, Inc. v. Fox*, 464 U.S. 523 (1984). However, it does apply to — and bar — all other derivative claims in Plaintiffs' Derivative Complaints.

6 Plaintiffs also fail to state a claim upon which relief may be granted under any state law theory. Pursuant to the discussions at the telephonic hearings on February 10 and 25, 2005, the Fund Defendants will, to the extent necessary, brief issues relating specifically to Plaintiffs' state law claims at a later date.

Plaintiffs' claim that various defendants are subject to "control person" liability under Section 48(a) of the ICA fails because Plaintiffs have not stated valid ICA claims against anyone these defendants allegedly "controlled." Section 48(a) does not establish an independent basis for liability, but rather imposes liability only on those who controlled a person liable under the ICA. Because Plaintiffs' primary claims under the ICA fail as a matter of law, their Section 48(a) claims fail as well.

Plaintiffs' claims under the IAA also suffer from numerous legal deficiencies. Because Plaintiffs have failed to identify any provision of the Funds' investment advisory contracts that, by its terms, violates the IAA, Plaintiffs have failed to state a claim. Moreover, Plaintiffs cannot maintain a claim for damages under the IAA because there is no private right of action to pursue such a remedy. In addition, Plaintiffs' IAA claims — which are based on allegedly fraudulent conduct — fail to meet the stringent pleading requirements they must satisfy under Fed. R. Civ. P. 9(b). They also do not allege, as they must, misstatements made by particular defendants, or that those defendants acted with scienter.

Finally, Plaintiffs have no standing to assert claims (i) relating to Funds in which they did not invest; or (ii) on behalf of Funds in which no alleged market timing or late trading occurred, *i.e.*, Funds in which there is no alleged injury in fact. Their derivative claims on behalf of such Funds should be dismissed for these additional reasons as well.

For all of these reasons, the Derivative Complaints should be dismissed in their entirety with prejudice.[7]

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7 Even if certain of Plaintiffs' claims survive the Motion to Dismiss — and for the reasons stated herein, they should not — the scope of such claims is restricted by application of relevant statutes of limitations. The appropriate temporal scope of Plaintiffs' claims is not addressed herein. Issues relating to the application of statutes of limitation to claims against certain Defendants, however, will be discussed in some Supplemental Briefs.

STATEMENT OF PLAINTIFFS' ALLEGATIONS

The Derivative Complaints arise out of common core allegations that managers and investment advisers of the Funds allowed certain investors to rapidly trade in and out of Funds ("market timing") and/or to trade Fund shares after the close of the financial markets ("late trading"). (*See*, *e.g.*, Alliance Compl. ¶ 1.) According to Plaintiffs, both types of activity were "extremely harmful" to the Funds because they inflated the Funds' transaction and administrative costs, forced changes to the Funds' investment strategies to hold excess cash to meet the market timers' redemptions, and diverted to the market timers and late traders revenues which belonged to the Funds. (*See*, *e.g.*, Alliance Compl. ¶¶ 3, 56.)

The SEC, the New York Attorney General ("NYAG"), and other state regulators launched investigations into these activities. Even as various Funds and their advisers were reaching regulatory settlements concerning these issues, Plaintiffs rushed to bring a variety of derivative claims against the Fund Defendants without making any pre-suit demand on the Funds' trustees. Plaintiffs assert the following federal derivative claims:

- Defendants allegedly breached their fiduciary duty with respect to the receipt of compensation in violation of Section 36(b) of the ICA by permitting market timing and late trading activity in the Funds (thereby resulting in dilution of Fund assets) and failed to disclose that fact to investors or Fund trustees (Count I);
- Defendants allegedly breached their fiduciary duties by engaging in personal misconduct in violation of Section 36(a) of the ICA (Count II);
- Defendants' advisory agreements with the Funds allegedly were made in violation of the ICA, and thus may be voided under Section 47(b) of the ICA (Count III);
- Defendants allegedly committed fraud in violation of Section 206 of the IAA by permitting market timing and late trading, entitling the Funds to rescind their investment advisory contracts under Section 215 of the IAA (Count IV);

- Various corporate entities allegedly were "control persons" of other Defendants and therefore subject to liability under Section 48(a) of the ICA (Count V).[8]

Pursuant to regulatory settlements concerning these same issues, Fund trustees actively are pursuing the remediation of any harms resulting from alleged market timing and late trading activity.[9] They are involved in a process to evaluate the extent of any injuries to the Funds and their shareholders and distribute billions of dollars to the investors or Funds injured by market timing and/or late trading. To date, independent experts have been retained to consider the extent of any injury and propose a fair allocation of the settlement funds in consultation with Fund trustees, investment advisers and the SEC. These evaluation and distribution processes are underway, but not yet complete.[10]

ARGUMENT

I.

PLAINTIFFS FAIL TO STATE A CLAIM UNDER SECTION 36(b) OF THE ICA

Plaintiffs' allegations of improper market timing and late trading fail to state a legally cognizable claim for breach of fiduciary duty "with respect to the receipt of compensation" in violation of Section 36(b) of the ICA. *First,* Plaintiffs do not even come close to pleading facts showing that the advisory fees charged were disproportionate to the services rendered, as is

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[8] Counts VI through XII of the Derivative Complaints assert claims under state law, including breach of fiduciary duty, breach of contract, aiding and abetting breach of fiduciary duty, unjust enrichment, interference with contract, and civil conspiracy. As indicated in note 4, *supra,* those claims are not addressed here.

[9] Not all Fund Defendants who join in this memorandum have settled with regulators to date. Those with settlements — all of which call for an active role for Fund trustees — are listed in the chart attached as Exhibit A to the accompanying Declaration of Wesley R. Powell in Support of the Motion to Dismiss Plaintiffs' Consolidated Amended Fund Derivative Complaints, dated February 25, 2005 ("Powell Declaration"). The designation "Ex." herein refers to exhibits to the Powell Declaration.

[10] Each of the settlements is memorialized in an SEC Order which is incorporated by reference in the respective Derivative Complaints or a matter of public record to which reference on a motion to dismiss properly may be made. *See Anheuser-Busch, Inc. v. Schmoke,* 63 F.3d 1305, 1312 (4th Cir. 1995), *vac. on other grounds,* 517 U.S. 1206 (1996). (*See* Ex. B (documents reflecting settlements of Fund Defendants).)

required to state a claim under Section 36(b) in this Circuit.[11] *Second*, alleged mismanagement — which is what Plaintiffs actually do allege — is not conduct covered by Section 36(b). For these reasons, the Section 36(b) claims should be dismissed.

A. Plaintiffs Have Failed to Plead Facts Showing That the Advisory Fees Charged Were Disproportionate to the Services Rendered.

There are only two federal appellate authorities on what is required to plead a legally cognizable claim under Section 36(b): *Migdal v. Rowe Price-Fleming Int'l, Inc.*, 248 F.3d 321 (4th Cir. 2001) and *Krantz v. Prudential Invs. Fund Mgmt. LLC*, 305 F.3d 140 (3d Cir. 2002). Both courts rejected pleadings of the type at bar on Rule 12(b)(6) motions.

In *Migdal*, the Fourth Circuit (affirming Judge Davis of this Court) defined the requirements for pleading a claim under Section 36(b), stating that a plaintiff must allege facts which, if proved, demonstrate that the fees charged were disproportionate to the services rendered:

> The district court held that these allegations failed to state a claim because plaintiffs did not address in any *way the relationship between the fees that the advisers received and the services which they provided in return*. . .
>
> We agree with the district court. To survive a motion to dismiss, a complaint may not simply allege in a conclusory manner that advisory fees are 'excessive.' Instead, a plaintiff must allege facts that, if true, would support a claim that the fees at issue are excessive. As the district court correctly recognized, *in order to determine whether a fee is excessive for purposes of Section 36(b), a court must examine the relationship between the fees charged and the services rendered by the investment adviser.*

Migdal, 248 F.3d at 326-27 (citations omitted) (emphasis added). Because the complaint in *Migdal* did "not address the particular services offered by the defendants," the Fourth Circuit

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[11] Section 36(b) provides that investment advisers have a "fiduciary duty with respect to the receipt of compensation" from mutual funds, and creates an express private right of action for mutual fund

concluded that the plaintiffs "have alleged nothing to suggest that the investment advisers' fees are excessive." *Id.* at 328.[12]

In *Krantz* — where the plaintiffs made allegations similar to those at issue in *Migdal* about the directors' lack of independence — the Third Circuit followed *Migdal* and affirmed dismissal of the plaintiff's Section 36(b) claim for excessive compensation "since Plaintiff failed to allege any facts indicating that the fees received were disproportionate to services rendered." *Krantz*, 305 F.3d at 143-44.

Numerous District Courts have granted motions to dismiss Section 36(b) claims on the same basis. For example, in *Yampolsky v. Morgan Stanley Inv. Advisers Inc.*, 2004 WL 1065533 (S.D.N.Y. May 12, 2004), the District Court recently dismissed a Section 36(b) excessive fee claim where the complaint "rel[ied] heavily on generalities about deficiencies in the securities industry, and statements made by industry critics and insiders," but contained no factual allegations "as to the *actual* fee negotiations or management and distribution services rendered by *these* defendants." *Id.* at *2 (emphasis in original). Because the complaint did not, "in sum or substance, indicate how or why the fees are 'so disproportionately large that [they] bear[] no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining,'" the *Yampolsky* court granted the defendants' motion to dismiss. *Id.* (citations omitted). *See also Levy v. Alliance Capital Mgmt. L.P.*, 1998 WL 744005, at *2-4 (S.D.N.Y. Oct. 26, 1998), *aff'd*, 189 F.3d 461 (2d Cir. 1999) (dismissing Section 36(b) claim

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shareholders for alleged breaches of that duty. 15 U.S.C. § 80a-35(b).

[12] *Accord Gartenberg v. Merrill Lynch Asset Mgmt., Inc.* 694 F.2d 923, 928 (2d Cir. 1982) (to violate Section 36(b), "the adviser-manager must charge a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining") (cited with approval in *Migdal*, 248 F.3d at 326).

because "a complaint may not simply allege in a conclusory manner that the fees are excessive"); *Olesh v. Dreyfus Corp.*, 1995 WL 500491, at *19, 21 (E.D.N.Y. Aug. 8, 1995) (dismissing Section 36(b) claim for failing to allege that the fee is so disproportionately large that it bears no reasonable relationship to the services rendered); *Wexler v. Equitable Capital Mgmt. Corp.*, 1994 WL 48807, at *4 (S.D.N.Y. Feb. 17, 1994) (dismissing Section 36(b) claim where advisory fee allegations were "merely a pleading of a conclusion of fact").

Here, Plaintiffs do not allege — as required by the Fourth Circuit in *Migdal* — *any* facts which, if proved, would demonstrate that the Funds' advisory fees have been so disproportionately large that they have borne no reasonable relationship to the services rendered. *See Migdal*, 248 F.3d at 326-27. Instead, Plaintiffs' Section 36(b) claim rests entirely on market timing and late trading allegations, without any attempt to tie those allegations to a claim that the fees charged were too high. Plaintiffs allege that Defendants "breached their fiduciary duty to the Funds by . . . facilitating, permitting, or encouraging, participating in, or failing to detect and prevent, market timing and late trading, all in exchange for their own benefit, including the receipt of 'sticky assets' and other deposits on which they would and did receive fees and other compensation or by participating in insider trading themselves." (*See, e.g.*, Alliance Compl. ¶ 613.) This does not come close to alleging facts concerning the relationship between the amount of fees and the value of the services rendered, as *Migdal* requires. Plaintiffs' Section 36(b) claim therefore should be dismissed.

B. Plaintiffs' Challenge to the Management of the Funds Is Not Cognizable under Section 36(b).

Plaintiffs attempt to salvage their Section 36(b) claim by asserting that the investment advisers breached their fiduciary duties by permitting, and failing to disclose, the alleged market timing and late trading. (*E.g.*, Alliance Compl. ¶¶ 606-11, 613.) Such a claim — amounting to allegations of mismanagement — is not cognizable under Section 36(b).

The legislative history of Section 36(b) makes clear that Congress intended this provision to be very narrow and that it was enacted to address a very specific issue: the level of management fees. *See* H.R. REP. NO. 91-1382, at 2-3 (1970). Congress passed this amendment to the ICA in 1970 believing, in large part, that as a mutual fund grew larger, it became less expensive for investment advisers to provide additional services to its shareholders. *See Migdal*, 248 F.3d at 327 ("Congress wanted to ensure that investment advisers passed on to fund investors the savings that they realized from these economies of scale.") Thus, as the Supreme Court has noted, Section 36(b) was added to the ICA in response to concerns about investment advisory fees becoming "unreasonable" as mutual fund assets increased. *Daily Income Fund, Inc. v. Fox,* 464 U.S. 523, 537-39 (1984).

Courts routinely dismiss claims under Section 36(b) that merely allege mismanagement by an adviser. For example, in *Migdal*, 248 F.3d at 327, the plaintiffs contended that the investment adviser's fees were excessive in violation of Section 36(b) because its services were less valuable when the fund underperforms. *Id.* The Fourth Circuit affirmed the district court's dismissal of the claim, stating that "allegations of underperformance alone are insufficient" to plead a claim under Section 36(b) because the statute was not enacted to provide a cause of action to govern "the investment adviser's general performance." *Id.* at 328-29. Relying on the language of Section 36(b), the Fourth Circuit held:

> as the district court recognized, plaintiffs failed to address the relationship between fees and services in their complaint. General breach of fiduciary duty claims which involve merely an incidental or speculative effect on advisory fees are not properly within the scope of Section 36(b).

Id. at 328-29 (emphasis added). Indeed, to allow such claims would "make it possible for other plaintiffs to state a claim in limitless actions filed under Section 36(b)." *Id.* at 328.

Similarly, in *Benak ex rel. Alliance Premier Growth Fund v. Alliance Capital Mgmt. L.P.*, 2004 WL 1459249, at *6 (D.N.J. Feb. 9, 2004), the plaintiff alleged that the investment adviser defendants breached their fiduciary duties under Section 36(b) by improperly investing the fund's assets in Enron. The *Benak* court noted that "the import of the legislative history behind the enactment of Section 36(b)" is inconsistent with the idea "that a plaintiff can utilize Section 36(b) in hindsight as a vehicle to challenge an investment adviser's performance regarding a particular aspect of the overall services provided." *Id.* at *7. Accordingly, the court granted the motion to dismiss the plaintiff's claim:

> The fact that Defendant received payment for its suspect actions does not make the fee arrangement itself improper and does not alone make the claim cognizable under Section 36(b) . . . . The Court will not stretch the language of Section 36(b) to address all improper transactions involving investment advisers simply because they received fees for them.

Id. at *8. The court in *Benak* further remarked that allowing such a claim to proceed "would permit litigants to attack any aspect of an investment adviser's services under Section 36(b) as long as the adviser was paid a fee for the services," but that "[s]uch an expansive interpretation would run counter to the narrow scope intended for the provision." *Id.*[13]

The court in *Green v. Fund Asset Mgmt., L.P.*, 147 F. Supp. 2d 318, 331 (D.N.J. 2001), *aff'd*, 286 F.3d 682 (3d Cir. 2002), reached a similar conclusion. In *Green*, shareholders in

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13 An expansive reading of Section 36(b) also runs counter to the structure of the ICA. Congress addressed more general breaches of fiduciary duty in Section 36(a), enforceable only by the SEC. (*See* Section III *infra*.) In Section 36(b), Congress created distinct rights relating narrowly to the receipt of compensation, enforceable by both the SEC and private parties. To allow Section 36(b) claims based on alleged mismanagement, or alleged breaches of fiduciary duty unrelated to the receipt of compensation, would render Section 36(a) superfluous.

closed-end municipal bond funds claimed that the funds' adviser violated Section 36(b) because its compensation was based upon the total assets of the funds, including assets acquired by leveraging through the issuance of preferred stock. According to the plaintiffs, the compensation arrangement created an improper and undisclosed conflict of interest because the adviser had an incentive to keep the funds fully leveraged at all times to maximize advisory fees, even when economic conditions dictated that the leverage should be reduced. On defendants' motion for summary judgment, the district court rejected the use of Section 36(b) to challenge alleged mismanagement of the funds, even if that mismanagement had the collateral effect of causing higher advisory fees to be paid to the investment adviser:

> Plaintiffs argue that the advisors' failure ever to have 'deleveraged' the funds ... means the advisers have mismanaged the funds and received fees on too great a corpus of assets. But plaintiffs have expressly waived any claim that the advisors' fees were excessive; and to the extent [that] they allege mismanagement, their claim is not cognizable under Section 36(b).

Green, 147 F. Supp. 2d at 330 (emphasis added). On appeal, the Third Circuit affirmed, noting that "Section 36(b) was intended to provide a very specific, narrow federal remedy . . . ." *Green*, 286 F.3d at 685.

Plaintiffs here likewise have failed to state a cognizable claim under Section 36(b). The crux of Plaintiffs' allegations is that the Fund Defendants improperly permitted market timing and late trading activity in the Funds that they managed (thereby resulting in dilution of the Fund assets) and failed to disclose that fact to investors or Fund trustees. (*See* Alliance Compl. ¶¶ 605-607.) But such alleged mismanagement is not conduct covered by Section 36(b). As the courts in *Migdal*, *Benak* and *Green* recognized, to hold otherwise would allow a plaintiff to attack literally any aspect of the investment adviser's services under Section 36(b), merely by alleging that the adviser was paid a fee for those services. For this reason as well, Plaintiffs' Section 36(b) claim should be dismissed.

II.

BECAUSE PLAINTIFFS DO NOT ALLEGE FACTS SHOWING THAT THE FUNDS HAVE FAILED TO ENFORCE THEIR RIGHTS, FED. R. CIV. P. 23.1 AND STATE LAW BAR PLAINTIFFS FROM PURSUING DERIVATIVE CLAIMS

Plaintiffs purporting to bring derivative claims must comply with Rule 23.1 of the Federal Rules of Civil Procedure. Under that rule, a prerequisite to filing a derivative complaint is that the board has "failed to enforce a right" of the corporation "which may properly be asserted by it." Fed. R. Civ. P. 23.1. In this case, Plaintiffs' derivative claims (other than their claim under Section 36(b)) all fail because Plaintiffs do not allege facts demonstrating that the Funds' trustees are failing to enforce the rights of the Funds. Plaintiffs simply ignore the regulatory settlements and other public materials that show that the Funds' trustees actively are pursuing remedies on behalf of the affected Funds and Fund shareholders and are taking other affirmative measures to safeguard their interests. Plaintiffs fail to allege any facts establishing a legal basis for them to wrest control of the Funds' claims from the Funds' boards. Accordingly, Plaintiffs' derivative claims should be dismissed in their entirety, before the Court even reaches the demand-futility question (addressed in Section III below), or the specific legal defects of such claims.

"A cardinal precept" of the law of corporations "is that directors, rather than shareholders, manage the business and affairs of the corporation." *Aronson v. Lewis*, 473 A.2d 805, 811 (Del. 1984) (citing 8 Del. Code § 141(a)); *see also Kamen v. Kemper Fin. Servs., Inc.*, 500 U.S. 90, 101 (1991). The right to manage the business and affairs of the corporation includes the right to decide whether to "bring a law suit or to refrain from litigating a claim on behalf of a corporation." *Spiegel v. Buntrock*, 571 A.2d 767, 773 (Del. 1990); *see also Daily*

Income Fund, Inc. v. Fox, 464 U.S. 523, 530 (1984) ("the decision to initiate litigation . . . should be made by the board of directors"). A shareholder derivative action is therefore allowed only where the directors have failed or refused to enforce the right at issue. This is a "fundamental" prerequisite that must be met even before the demand-futility question is addressed. *Esposito v. Soskin*, 11 F. Supp. 2d 976, 980 (N.D. Ill. 1998).

Federal Rule of Civil Procedure 23.1 expressly precludes derivative plaintiffs from wresting control of claims being pursued by a corporation's board. Rule 23.1 provides:

> In a derivative action brought by one or more shareholders or members to enforce a right of a corporation . . . , the corporation . . . *having failed to enforce a right which may properly be asserted by it*, the complaint shall . . . allege with particularity the efforts, if any, made by the plaintiff to obtain the action the plaintiff desires from the directors . . . and the reasons for the plaintiff's failure to obtain the action or for not making the effort.

Fed. R. Civ. P. 23.1 (emphasis added); *see also, e.g.*, Del. Ch. Ct. R. 23.1; Mass. R. Civ. P. 23.1. As the Fourth Circuit has stated, the burden is on a putative derivative plaintiff to show that this requirement is satisfied: "Rule 23.1 states that in a derivative action, the shareholder *must establish* that the corporation failed to enforce a right which it properly could have asserted." *Bauer v. Sweeny*, 964 F.2d 305, 307 n.5 (4th Cir. 1992) (emphasis added).

"Only when the corporation's board defaults in its duty to protect the interests of the investors" is the commencement of a shareholders' derivative action permitted. *Felzen v. Andreas*, 134 F.3d 873, 875 (7th Cir. 1998). When a board is pursuing the claims that derivative plaintiffs purport to assert on the corporation's behalf, the derivative suit is barred. *Esposito*, 11 F. Supp. 2d at 980 ("Implicit in [Rule 23.1] . . . is that if the board votes to proceed with the suit, a shareholder derivative suit is prohibited"). To be sure, some shareholders may be "dissatisfied" with the board's handling of the claims. *Felzen*, 134 F.3d at 875. Their remedy, however, is to "*replace* the board . . . . [T]hey may not *displace* the board in litigation." *Id.* (emphasis in original).

State substantive law requires the same result. In Delaware, "[t]he existence of [a director-initiated] [a]ction conclusively defeats any claim that demand would have been futile. Indeed, there is something to be said for the idea that this Court should inquire no further if it finds that the corporate directors are litigating the same claims advanced in the derivative action." *Silverzweig v. Unocal Corp.*, 1989 WL 3231, at *4 (Del. Ch., Jan. 19, 1989); *In re Delta & Pine Land Co. S'holders Litig.*, 2000 WL 875421, at *6 n.13 (Del. Ch., June 21, 2000) ("[S]hareholder plaintiffs . . . cannot possibly meet the burden of Rule 23.1 [because] . . . the board had already been actively pursuing [the same claims]."). The law of other states is the same. *See*, *e.g.*, Mass. R. Civ. P. 23.1 ("[T]he corporation . . . *having failed to enforce a right which may properly be asserted by it*," shareholders may "enforce a right of [the] corporation"); *Werbowsky v. Collomb*, 766 A.2d 123 (Md. 2001) ("The shareholder's derivative action [is] an extraordinary equitable device to enable shareholders to enforce a corporate right *that the corporation failed to assert on its own behalf.*") (emphasis added).

Directors' pursuit of claims "to protect the interests of the investors" does not need to take the form of litigation. *Felzen*, 134 F.3d at 875. *See also Silverzweig*, 1989 WL 3231, at *4; *In re Delta,* 2000 WL 875421, at *6; Robert Clark, *Corporate Law* ¶ 15.2, at 640 (1986) (If directors sue "*or tak[e] other corrective action*, their action usually precludes a shareholder-initiated suit.") (emphasis added). Rather, courts recognize that a board may properly choose avenues short of litigation to achieve better strategic results. *See In re Delta,* 2000 WL 875421, at *7 & n.21. Indeed, a board's decision to negotiate, as opposed to litigate, may "evidence[] a well-functioning board [that] recognize[s] that litigation . . . might jeopardize" the corporation's other vital interests. *Id.* The decision "whether to sue" is entrusted to directors' business judgment. *Id.*

Plaintiffs here fail to allege facts demonstrating that the Funds are not "protect[ing] the interests of the investors." *Felzen*, 134 F.3d at 875. The regulatory settlements that Fund families have reached with government regulators — which are cited throughout the Derivative Complaints — provide that Fund directors will participate in the distribution of billions of dollars in disgorgement and penalties to shareholders and/or mutual funds allegedly harmed by the same market timing and late trading activities at issue in Plaintiffs' suits.[14] (*See* Ex. A (chart summarizing the monetary components of the Fund settlements).)

Plaintiffs do not dispute that under these regulatory settlements Fund boards will participate in the selection of independent experts, who will formulate plans to distribute these massive settlement funds to affected shareholders or mutual funds. The regulatory settlements further provide that the Fund boards will be involved in the "develop[ment]" of a damages distribution "methodology . . . in consultation with" the independent experts, the settling defendants, and the regulators. (*See, e.g.*, Ex. B, Tab B.1 (SEC Order with Alliance), at Part IV.C - .E; Ex. B, Tab B.10 (SEC Order with Invesco), ¶¶ 52-55.)

The regulatory settlements alone demonstrate that Plaintiffs cannot satisfy the burden of establishing that the Funds have failed to enforce their rights. But Plaintiffs also ignore

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[14] This Court may consider the provisions of the Fund Defendants' regulatory settlements concerning the distribution of the settlement funds in ruling on this motion. "[T]he Court is entitled to rely on public documents quoted by, relied upon, incorporated by reference or otherwise integral to the complaint, and such reliance does not convert such a motion [to dismiss] into one for summary judgment." *In re Royal Ahold N.V. Sec. & ERISA Litig.*, 351 F. Supp. 2d 334, 349 (D. Md. 2004) (Blake, J.). Plaintiffs here make extensive references to the SEC and the NYAG settlements to bolster their allegations of defendants' wrongdoing — focusing on *allegations* in the regulatory settlement orders that have no binding effect here — but omit any mention of the steps the boards have taken in those regulatory agreements to enforce the rights of the Funds. (*See, e.g.*, Nations Compl. ¶¶ 104, 302, 502; Columbia Compl. ¶¶ 105-08, 283.)

numerous other public materials indicating that the Funds' boards are enforcing the Funds' rights. These materials demonstrate that Fund boards have, among other things, retained independent damages experts to assess the "monetary impact to any funds" affected by market timing, and retained independent counsel to evaluate potential claims. (*See, e.g.*, Press Release, Bank of America and Nations Funds Trustees Announce Actions (Sept. 8, 2003) (Ex. C); BOA 2003 Annual Report at 98 (Ex. D); November 25, 2003 Supplement to March 31, 2003 Alliance Bernstein Bond Fund Prospectus (Ex. E).)[15]

The Derivative Complaints reduce to the untenable suggestion that the trustees "should have assumed a more hostile and litigious position." *In re Delta,* 2000 WL 875421, at *9. But the Funds' boards are not required mechanically to pursue litigation in all circumstances. As the Delaware Chancery Court recognized, litigation often may be harmful to "the best interests of [the corporation] or its shareholders and may even call into question [plaintiff] counsel's ability to adequately represent [the corporation's] shareholders." *Id.* at *7 n.21.

Because Plaintiffs fail to establish that the Funds' boards are not enforcing the Funds' rights, Plaintiffs have not satisfied a precondition to the filing of a derivative action. For this reason, Plaintiffs' derivative claims should be dismissed.

III.

PLAINTIFFS' FAILURE TO MAKE A DEMAND CANNOT BE EXCUSED AS FUTILE

Even if this Court were to determine that the Funds' boards are not enforcing the same rights that Plaintiffs seek to enforce, Plaintiffs' Derivative Complaints nonetheless fail to satisfy Rule 23.1. Plaintiffs admit that they did not make any effort to demand action from the boards of

15 Matters of public record may be considered by the Court even on a motion to dismiss. *See, e.g.*, *In re NAHC, Inc. Sec. Litig.*, 306 F.3d 1314, 1331 (3d Cir. 2002); *United States v. Wood*, 925 F.2d 1580, 1582 (7th Cir. 1991); *Kramer v. Time Warner, Inc.*, 937 F.2d 767, 774 (2d Cir. 1991).

directors or trustees before filing their claims (*see*, *e.g.*, Alliance Compl. ¶¶ 501-505),[16] but fail to allege sufficient reason why demand would have been futile, as required by Fed. R. Civ. P. 23.1. *See Daily Income Fund*, 464 U.S. at 532 n.8.

A shareholder derivative action is an equitable remedy that enables a shareholder, in limited circumstances, to sue on behalf of an entity in which he owns shares. *See*, *e.g.*, *Heineman v. Datapoint Corp.*, 611 A.2d 950, 952 (Del. 1992). Because "the decision to initiate litigation . . . should be made by the board of directors," a shareholder who wishes to cause an entity to pursue a lawsuit must generally make a pre-suit demand by presenting the allegations that he wishes to pursue to the entity's directors and requesting that they commence litigation. *See Daily Income Fund,* 464 U.S. at 530; Fed. R. Civ. P. 23.1; Del. Ch. Ct. R. Ch. 23.1. Except in "extraordinary circumstances" that may permit the excusal of this demand requirement, *Kamen*, 500 U.S. at 96, a failure to make demand results in the automatic dismissal of the derivative action. *See*, *e.g.*, *Guttman v. Huang*, 823 A.2d 492, 500 (Del. Ch. 2003); *Harhen v. Brown*, 431 Mass. 838, 848 (2000).

The issue of whether a failure to make demand can be excused is governed by the law of the state under which the entity is organized. *See Kamen*, 500 U.S. at 108-09. Most of the Funds at issue here are Delaware statutory trusts, Massachusetts business trusts, or Maryland corporations.[17] As set forth in more detail below, all three states take a very narrow view of

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16 Plaintiffs' "demand futility" allegations begin at ¶ 502 of each derivative complaint.

17 *See* Ex. F (list of the Funds and their states of organization). The demand requirements relevant to Funds organized under the laws of other states are addressed in the Supplemental Briefs of such Funds. As the relevant Supplemental Briefs explain, demand is not excused under any of these states' laws. For example, some states, such as Wisconsin, have enacted "universal" demand requirements. *See* Wis. Stat. Ann. § 180.0742. Thus, Plaintiffs' failure to make demand automatically requires dismissal of derivative claims brought on behalf of Funds organized under the laws of Wisconsin, *e.g.*, the Strong Funds. Oregon — where a few of the Columbia Funds are incorporated — maintains a common law test for demand futility that resembles the common law approaches of Maryland, Massachusetts and Delaware. *See Baillie v.*

when demand is properly excused. While the exact parameters of their demand requirements vary slightly, all three states require that a plaintiff seeking to be excused from making demand must plead specific, particularized facts demonstrating that the directors to whom the demand should have been presented would not have been "independent and disinterested" in considering the demand. *See Rales v. Blasband*, 634 A.2d 927, 934 (Del. 1993); *Harhen*, 431 Mass. at 844; *Werbowsky*, 766 A.2d at 144.

These principles apply with particular force here. Unlike the typical derivative case involving claims against the directors of the entity accused of committing — and benefiting from — wrongdoing, Plaintiffs here assert claims against the board of the entity allegedly victimized by the wrongdoing of others. The Fund boards of trustees (to which demand must be made) are distinct from the boards of the advisers and related entities. Even if the advisers benefited from market timing or late trading as Plaintiffs allege, the trustees of the Fund boards did not. In fact, Plaintiffs allege that the alleged wrongdoing was "not adequately disclosed to or understood by the trustees of the Funds." (Alliance Compl. ¶ 12.)

Moreover, in recent years, many states have adopted statutes tightening demand requirements and further limiting the circumstances under which demand may be excused. For example, many states have enacted universal demand statutes, under which demand is never excused (legislation which was recommended by both the American Bar Association and the American Law Institute). In November 2003, Massachusetts enacted such a statute, with an

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Columbia Gold Mining Co., 166 P. 965, 971 (Or. Sup. Ct. 1917). As discussed *infra*, demand is not excused under this standard either. Similarly, California law is, for all practical purposes, identical to Delaware law on demand. *See Oakland Raiders v. National Football League*, 93 Cal. App. 4th 572, 586 n. 5 (6th Dist. 2001).

effective date of July 1, 2004. *See* Mass. Gen. Laws, ch. 156D, § 7.42.[18] In addition, as discussed *infra*, Maryland, Delaware, and Massachusetts (before its most recent legislation) enacted statutes that adopt a bright-line test for determining whether a director has a disqualifying "interest" in considering demand (or in making any other decision) in the context of investment companies.

Plaintiffs' assertion that demand should be excused because the Funds' boards would not have been "independent and disinterested in responding to a demand" (*e.g.*, Janus Compl. ¶ 502) is not supported by the particularized allegations necessary to establish futility under either (i) state statutory law applicable specifically to investment company trustees or (ii) state common law.[19]

A. Plaintiffs' Demand Futility Allegations Fail under State Statutes Applicable to Investment Companies.

Plaintiffs' allegations plainly miss the mark under the unique statutory scheme applicable to investment company trustees, such as the Funds' trustees here. Delaware, Maryland and Massachusetts have enacted statutes expressly mandating that any investment company trustee who is not considered to be an "interested" trustee under the ICA is deemed "to be independent and disinterested *when making any determination or taking any action as a trustee*." Mass. Gen. Laws ch. 182, § 2B (emphasis added); Md. Code Ann., Corps. & Ass'ns § 2-405.3 (same);

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18 The application of this statute to bar suit in the various Sub-Tracks involving Massachusetts fund complexes will be discussed in more detail in Supplemental Briefs of various Fund Defendants.

19 Plaintiffs also contend that "the exposure to a substantial likelihood of personal liability [due to an alleged failure of oversight] prevents the directors or trustees from being able to consider a demand impartially, if one had been made." (All Derivative Complaints, ¶ 502 (l) or (o).) This is just another way of saying that the directors would be "interested" in the subject matter of a demand. *See, e.g.*, *Ash v. McCall*, 2000 WL 1370341, at *10 (Del. Ch. Sept. 15, 2000) (issue of whether directors might be subject to personal liability goes to whether such directors "have a disabling interest for pre-suit demand purposes").

12 Del. C. § 3801 (investment company trustee who is not considered to be interested under the ICA "shall be deemed independent and disinterested *for all purposes*") (emphasis added).

The plain language of these statutes, which provides for no exceptions, clearly includes the consideration of a demand.[20] *See* Mass. Gen. Laws ch. 182, § 2B; Md. Code Ann., Corps & Ass'ns § 2-405.2; 12 Del. C. § 3801. As such, a trustee who is not considered to be "interested" under the ICA "shall be deemed to be independent and disinterested" when considering a demand. Accordingly, in order for demand to be excused, Plaintiffs must allege particularized facts sufficient to indicate that a majority of the trustees of each fund were "interested" under the ICA at the time the lawsuits were filed. *See, e.g., Harhen*, 431 Mass. at 844 (demand only excused when "a majority of directors" are interested); *Werbowsky*, 766 A.2d at 144 (same); *Beneville v. York*, 769 A.2d 80, 82 (Del. Ch. 2000) (same).

The ICA sets forth specific bright-line rules for determining whether a trustee is "interested."[21] *See* 15 U.S.C. §§ 80-2(a)(3), (19). For example, among other things, an individual is considered "interested" under the ICA if he is an officer or director of the fund adviser, or if he owns shares of the fund adviser's stock. *Id.*[22]

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20 In fact, these statutes were enacted specifically in reaction to a decision in the Southern District of New York construing Maryland's demand requirement. *See, e.g.*, Burton M. Leibert, *Fund Governance*, Practicing Law Institute, 1056 PLI/Corp 9, 61 (1998) (Maryland statute "necessary to correct the decision of a federal judge in New York" concerning demand requirement); Synopsis, S.B. 365 (Del. 2000); Governor's Legislative File, S.B. 2079 (Mass. 1998).

21 In this respect, the statutory approach to demand futility applicable to investment company trustees in Maryland, Massachusetts, and Delaware takes a middle road between the common law tests, discussed *infra*, and universal demand statutes (such as the one recently enacted in Massachusetts), which require demand regardless of the nature of a trustee's relationship to an adviser or the investment company itself.

22 An individual also is "interested" within the meaning of the ICA if he (i) has engaged in principal transactions with, or distributed shares for the investment company or another investment company with the same adviser; (ii) has loaned money or property to the investment company; (iii) is on the advisory board of the investment company's investment adviser; or (iv) in the previous two years, has been determined by the SEC to have had a material business or professional relationship with the investment company. 15 U.S.C. §§ 80a-2(a)(3), (19). None of these provisions is implicated here.

Other allegations concerning what board trustees did or did not do — including the laundry list of such allegations in the Derivative Complaints — are simply irrelevant to the question of trustee "interest" under the ICA. For example, as the Fourth Circuit and other courts have held, allegations concerning director compensation and appointment (*see* Alliance Compl. ¶ 502) do not establish a lack of director independence under the ICA. *See, e.g.*, *Migdal*, 248 F.3d 321; *Krantz*, 305 F.3d 140; *Verkouteren v. Blackrock Fin. Mgmt., Inc.*, 1999 WL 511411, at *4 (S.D.N.Y. July 20, 1999).

Here, Plaintiffs have not even tried to allege that a majority of trustees of any of the Funds' boards were "interested" within the meaning of the ICA, nor could they.[23] For that reason, they cannot be excused from making demand.

B. Plaintiffs' Demand Futility Allegations Also Fail under State Common Law.

Plaintiffs' allegations also would be insufficient to excuse demand under the common law standards of Maryland, Massachusetts and Delaware. The common law of each of these states strictly adheres to the demand requirement.[24] Only allegations of specific facts demonstrating that the directors are interested, or are similarly conflicted or disabled from considering a demand regarding the particular subject matter of the lawsuit, will excuse this fundamental requirement. Plaintiffs have made no such showing.

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[23] To qualify for certain widely-used exemptive rules promulgated under the ICA, a majority of an investment company's directors must be non-interested (*i.e.*, independent), within the meaning of the ICA. *See* Role of Independent Directors of Investment Companies, Investment Company Act Release No. 25816 (Jan. 2, 2001). For this reason, most investment companies, including the Funds, invest substantial efforts in maintaining such boards.

[24] As discussed more fully in the Supplemental Briefs of certain Funds, many states, including Wisconsin and Massachusetts, have enacted "universal demand" statutes, which supplant common law standards. *See* Wis. Stat. Ann. § 180.0742; Mass. Gen. Laws, ch. 156D, § 7.42. In these states, demand never is excused.

1. Applicable Common Law Standards.

a. Maryland.

Maryland's highest court recently reiterated that state's strict adherence to the demand requirement. In *Werbowsky v. Collomb*, 766 A.2d 123 (Md. 2001), the Maryland Court of Appeals held that the futility exception should be extremely limited:

> [We] are not willing to excuse the failure to make demand simply because a majority of the directors approved or participated in some way in the challenged transaction or decision, or on the basis of generalized or speculative allegations that they are conflicted or are controlled by other conflicted persons, or because they are paid well for their services as directors, were chosen as directors at the behest of controlling stockholders, or would be hostile to the action. The demand requirement is important.

Id. at 143-44. Significantly, the *Werbowsky* court agreed with other authorities that "in most cases, a pre-suit demand on the directors is not an onerous requirement," and noted that "it gives the directors — even interested, non-independent directors — an opportunity to consider, or reconsider, the issue in dispute." *Id.* at 144.

Werbowsky held that demand futility is "a very limited exception," which should be applied "only when the allegations or evidence clearly demonstrate, in a very particular manner" that a majority of the directors are "so personally and directly conflicted or committed to the decision in dispute that they cannot reasonably be expected to respond to a demand in good faith and within the ambit of the business judgment rule." *Id.*[25]

[25] The only other circumstance in which the *Werbowsky* court acknowledged that demand could be excused was when "a demand, or a delay in awaiting a response to a demand, would cause irreparable harm to the corporation." *Werbowsky*, 766 A.2d at 144. Such is not the case here, nor do Plaintiffs allege so.

b. Massachusetts.

The law of Massachusetts is to the same effect. The Massachusetts Supreme Judicial Court long ago explained, "[i]t would be contrary to the fundamental principles of corporate organizations to hold that a single shareholder can at any time launch the corporation into litigation to obtain from another what he deems to be due it, or to prevent methods of management which he thinks unwise." *Dunphy v. Traveler's Newspaper Ass'n,* 146 Mass. 495, 497 (1888). Accordingly, Massachusetts courts require a derivative plaintiff to plead specific facts demonstrating "that the corporation itself had refused to proceed after suitable demand, unless excused by extraordinary conditions." *Ross v. Bernhard,* 396 U.S. 531, 534 (1970).

To excuse demand under Massachusetts law, a plaintiff must rebut the presumption that directors are "acting, not fraudulently, but with fair discretion in obedience to the law." *Bartlett v. New York, New Haven & Hartford R.R. Co.*, 221 Mass. 530, 532 (1915). As the Massachusetts Supreme Judicial Court held in *Harhen v. Brown,* 431 Mass. 838, 844 (2000), demand will be excused only upon a particularized showing that a majority of directors "have participated in wrongdoing, or are otherwise interested."[26] This is a strict standard; a plaintiff must offer "factual specifications" that a majority of directors "were active wrongdoers or under the control of such wrongdoers or that the other directors or trustees knowingly, willfully and fraudulently colluded with the faithless directors or shared in personal gain as the result of the alleged wrongful transactions." *Greenspun v. Lindley,* 36 N.Y.2d 473, 479-80 (1975) (Massachusetts law). Accordingly, a plaintiff must show not only that some directors were

[26] As discussed *supra*, Mass. Gen. Laws, ch. 182, § 2B, which defines an investment company director to be "interested" only if he qualifies as such under the ICA, supplants the common law test in the context of investment companies, like the Funds here. Even under the most constricted reading of that statute, however, an investment company director must be "interested" within the meaning of the ICA to meet the

hostile to his suit because of their self-interest, but that a majority of the board at the time of suit were so implicated in the alleged wrongdoing as to make a demand futile. In addition, mere approval by directors of the alleged unlawful action does not constitute sufficient participation in that conduct to excuse demand upon them. *See Demoulas v. Demoulas Super Markets, Inc.*, 2003 WL 22285305 (Mass. Super. Sept. 22, 2003).

c. Delaware.

Similarly, Delaware's law regarding demand reflects the "fundamental precept that directors manage the business and affairs of corporations." *Aronson*, 473 A.2d at 812 (Del. 1984). In Delaware, the right to manage the business and affairs of the corporation includes the right to decide whether to "bring a lawsuit or refrain from litigating a claim on behalf of a corporation." *Spiegel*, 571 A.2d at 773.

To prevent shareholders from "imping[ing] on the managerial freedom of directors," demand is excused only under narrow circumstances. *Aronson*, 473 A.2d at 811. Where a plaintiff's derivative claims do not challenge an underlying affirmative decision by the board, but rather its acts of omission, such as its "failure to oversee subordinates," demand is excused only if there are "particularized factual allegations . . . creat[ing] a reasonable doubt that, as of the time the complaint is filed, the board of directors could have properly exercised its independent and disinterested business judgment in responding to a demand." *Rales*, 634 A.2d at 934 (Del. 1993); *see also* Fed. R. Civ. P. 23.1; Del. Ch. Ct. R. 23.1.

The Delaware Chancery Court has held that the *Rales* test requires an examination into (1) whether a majority of the directors are financially "interested" in the underlying conduct or

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"otherwise interested" prong of the *Harhen* test. Thus, *at the very least*, Plaintiffs would have to show that the Fund trustees "participated in wrongdoing" or met the ICA test. They have done neither.

lack independence; and (2) whether a majority of the directors cannot exercise disinterested judgment on a demand because they might be "compromised by the threat of personal liability." *Guttman*, 823 A.2d at 501-03; *see also Aronson*, 473 A.2d at 815.

Courts construe these requirements strictly. With respect to the first prong of this test, allegations that the directors are compensated for their service or that they are appointed by the parties whom they are being asked to sue are not sufficient bases to excuse demand. *See Aronson*, 473 A.2d at 805. Likewise, as the Fourth Circuit has held, allegations that the directors serve on "multiple boards within a fund complex are insufficient" as a matter of law "to demonstrate control" by others and a lack of independence. *Midgal*, 248 F.3d at 330; *see also Aronson*, 473 A.2d at 805 ("The shorthand shibboleth of 'dominated and controlled directors' is insufficient.").[27]

With respect to the second prong of the demand excusal test, Delaware courts have reiterated time and time again that a "mere threat of personal liability" is not enough to excuse demand. *Aronson*, 473 A.2d at 815; *Ash*, 2000 WL 1370341, at *10. Rather, the complaint must set forth particularized allegations that the board cannot exercise independent and disinterested judgment in considering a demand because it faces a "*substantial likelihood* of director liability." *Aronson*, 473 A.2d at 815 (emphasis added).

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27 As discussed *supra*, the Delaware common law test is not applicable to an investment company, like the Funds here. Under 12 Del. C. § 3801, an investment company director is deemed "interested" only if he qualifies as such under the ICA. Even under the most narrow reading, however, this statute plainly supplants the first prong of the *Rales* test in the context of investment companies.

2. Plaintiffs Fail to Establish Demand Futility under Applicable State Law Standards.

Plaintiffs' laundry list of purported reasons why demand would have been futile in these cases (*see*, *e.g.*, Compl. ¶ 502)[28] fails to satisfy the stringent tests for pleading demand futility in Maryland, Massachusetts, and Delaware. These purported reasons, which are virtually identical in all of the Complaints, can be grouped into three basic categories:

First, Plaintiffs allege that the trustees are unable to exercise independent and disinterested business judgment in considering a demand because the trustees are beholden to the Funds' advisers, are compensated for their services, and serve on multiple boards of the same Fund complex. (*See*, *e.g.*, Nations Compl. ¶ 502(b)-(d); Alliance Compl. ¶ 502(b).)

Second, Plaintiffs allege that the trustees cannot consider a demand impartially because they failed to "put into place the proper supervision and control mechanisms" to detect market timing activities despite their alleged general awareness of such issues in the industry. (Alliance Compl. ¶ 502(g).) Plaintiffs contend that the trustees face a substantial likelihood of liability as a result.

Third, Plaintiffs contend that a demand would be "nothing but redundant surplusage" because the trustees now already are aware of the alleged market timing activities in the Funds. In the same vein, Plaintiffs offer the vague suggestion that the trustees' alleged failure to act since these allegations came to light[29] should *ipso facto* excuse demand.

None of these purported reasons suffices as a matter of law.

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[28] These allegations can be found at ¶ 502(b)-(o) of the Derivative Complaints. The paragraph references vary slightly among the Derivative Complaints because additional allegations regarding specific Funds are interspersed with those common to all Funds. For purposes of clarity, the paragraph citations used herein conform to the majority of the Derivative Complaints.

[29] As discussed below and detailed in Part I *supra*, this suggestion is contrary to fact and contrary to the terms of the very Fund settlements that Plaintiffs liberally cite.

a. Plaintiffs' Boilerplate Control Allegations Fail to Establish Director Interest.

Plaintiffs' allegations that the trustees are "interested," due to their well-compensated service on the boards of multiple funds managed by the same adviser,[30] fail as a matter of law. In a line of analogous cases, the Fourth Circuit and other courts have rejected such allegations as insufficient to establish a lack of director independence under the ICA. *See Migdal*, 248 F.3d 321; *Krantz*, 305 F.3d 140; *Verkouteren*, 1999 WL 511411, at *4. These allegations also are inadequate under state common law. In *Werbowsky*, 766 A.2d 123, Maryland's highest court squarely rejected plaintiff's attempt to plead futility on such grounds. There, plaintiff brought a derivative action alleging breach of fiduciary duty in connection with a transaction between Lafarge and its controlling stockholder, LSA. Plaintiff claimed that the seven outside directors were "conflicted because of the fees they make as Lafarge directors and their presumed desire to retain their directorships, which . . . is dependent on their maintaining good relations with LSA and its senior management," and that "six of them are conflicted because of the business that other companies of which they are directors do with Lafarge." *Id.* at 145. The Maryland Court of Appeals dismissed the complaint, affirming the lower court's determination that demand was not excused as futile:

> [T]hose directors were not conflicted or controlled by LSA to the point that a demand upon them would have been futile. There was no evidence presented that their service as Lafarge directors would have caused them to reject a demand for any reason not within the ambit of the business judgment rule. Nor was there evidence that any routine business between other companies on whose boards they served and Lafarge or a Lafarge subsidiary interfered with

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30 Plaintiffs allege no facts even purporting to indicate that the trustees' independent judgment is impaired with respect to third party defendants (the derivative claims against whom also must satisfy the demand requirement). Plaintiffs' allegations focus entirely on the trustees' relationships with the adviser defendants.

> their ability to act independently. There was smoke and speculation, but no evidence.

Werbowsky, 766 A.2d at 145-46. Likewise, in *Scalisi v. Fund Asset Mgmt., L.P.*, 380 F.3d 133 (2d Cir. 2004), the Second Circuit rejected allegations concerning directors' "highly remunerative positions" as a basis for excusing demand under Maryland law, noting that *Werbowsky* "refused to excuse demand 'simply because a majority of the directors . . . are conflicted or controlled by other conflicted persons, or because they are paid well for their services as directors . . . .'" *Scalisi*, 380 F.3d at 140 (quoting *Werbowsky*, 766 A.2d at 143-44).

Delaware and Massachusetts follow the same approach. Generalized allegations that directors receive customary directors' fees for their services on the board and are selected for their positions by the parties whom they are being asked to sue is not a sufficient basis to excuse demand. As the Delaware Chancery Court explained in *Aronson*, 473 A.2d at 805, "it is not enough to charge that a director was nominated by or elected at the behest of those controlling the outcome of a corporate election. That is the usual way a person becomes a corporate director." *See also Decker v. Clausen*, 1989 WL 133617 (Del. Ch., Nov. 6, 1989) ("The fact that [defendants] receive salaries for serving as directors . . . is insufficient to excuse demand."); *Grossman v. Johnson*, 674 F.2d 115, 124 (1st Cir. 1982) (Massachusetts law).

Plaintiffs' related allegations of "longstanding business ties and relationships" with Fund advisers and their affiliates are likewise insufficient. (*See*, *e.g.*, Alliance Compl. ¶ 505.) Plaintiffs' conclusory assertion of such "ties" does not make any trustee an "interested person" within the meaning of the ICA. *See* 15 U.S.C. § 80a-2(a)(19). Nor are such ties disqualifying under the common law. Demand is not excused simply because directors would have "to sue their friends, family, and business associates." *Abrams v. Koether*, 766 F. Supp. 237, 256 (D.N.J. 1991) (applying Delaware law); *Danielewicz v. Arnold*, 137 Md. App. 601 (2001) ("[W]e should not simply accept assumptions that a demand would be futile merely based on such [family] relationships"); *Grossman*, 674 F.2d at 124.

b. Plaintiffs' Conclusory Allegations of Director Inaction Are Insufficient to Excuse Demand.

Plaintiffs' allegation that Fund trustees failed to detect and/or take preventative measures against market timing activities in the Funds they oversaw does not suffice to excuse demand.[31] (*See, e.g.*, Alliance Compl. ¶¶ 502(c)-(g), (j), (k), (o).) Plaintiffs do not contend that the trustees participated in any of the alleged wrongdoing. To the contrary, Plaintiffs maintain that the nature and extent of the market timing/late trading activities and their adverse impact on the Funds "were not adequately disclosed to or understood" by the trustees. (*See Id.* ¶¶ 12, 502(h)-(i).) Instead, Plaintiffs point to various publicly-available materials that they allege should have alerted the trustees to the existence of market timing arrangements in the mutual fund industry generally. (*See Id.* ¶ 502(d)-(f).) None of these materials suggested in any way that the Funds or any of the Fund advisers were entering into timing arrangements. Nevertheless, Plaintiffs rely on these publications, and the trustees' positions on the Funds' Audit Committees, to argue that the trustees knew that such arrangements were possible and that they should have taken actions to detect and/or prevent them, but failed to do so.

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[31] Defendants do not concede that they failed to act. (*See supra*, Part I). To the contrary, and as discussed in numerous articles in the national media and press releases issued to the general public, many if not all Fund Defendants quickly launched investigations and charted courses for corrective actions upon learning of any market timing issues with respect to their Funds. (*See, e.g.*, Ex. G (attaching *Bank of America and Nations Funds Trustees Announce Actions*, PR Newswire, Sept. 8, 2003; *Janus Announces Measures to Address Issues Raised by New York Attorney General Eliot Spitzer*, Associated Press Newswires, Sept. 6, 2003; Letter to associates from Jamie Dimon, Bank One Corporation's Chairman, regarding investigation into market timing (Sept. 8, 2003); *Alliance Capital Management Issues a Statement With Regard to Its Mutual Fund Advisory Business*, PR Newswire, Sept. 30, 2003. *Federated Provides Update on Inquiries into Mutual Fund Shareholder Trading Practices*, PR Newswire, October 22, 2003; *Pilgrim Baxter & Associates Announces New Leadership*, Business Wire, November 13, 2003; Fred Alger's *President Praised Employees Who Resisted Effort to Obstruct Mutual Fund Investigation*, PR Newswire, October 16, 2003; *Amvescap Updates Responses to Civil Charges*, PR Newswire, January 14, 2004).)

These allegations do not establish that the trustees actively "participated in wrongdoing," as required under Massachusetts law. *Harhen*, 431 Mass. at 844; *Barlett,* 221 Mass. at 534-35. There are no allegations that the trustees "knowingly, willfully, and fraudulently colluded [for] personal gain." *Greenspun*, 36 N.Y.2d at 479-80 (Massachusetts law). *See also Grossman*, 89 F.R.D. at 659 (plaintiffs must show that "a majority of the board at the time of suit were so implicated in the complained of facts to make a demand futile"). Likewise, these allegations do not "clearly demonstrate, in a very particular manner," as required by Maryland law, that a majority of the directors are "so personally and directly conflicted or committed to [the underlying conduct] in dispute [*i.e.*, the alleged market timing/late trading] that they cannot reasonably be expected to respond to a demand in good faith and within the ambit of the business judgment rule." *Werbowsky*, 766 A.2d at 144.

Similarly, Plaintiffs also have failed to make the particularized allegations sufficient to establish that the trustees' decision-making would be compromised by a "substantial likelihood" of personal liability. Although Plaintiffs propose that trustees might face liability for their alleged failure to implement measures to detect and prevent market timing activities (*see*, *e.g.*, Alliance Compl. ¶ 502(g)),[32] they come nowhere close to demonstrating that such a claim would be viable, let alone substantially likely to succeed.

A failure-of-oversight claim "is possibly the most difficult theory in corporation law upon which a plaintiff might hope to win a judgment." *In re Caremark Int'l Inc. Derivative Litig.*, 698 A.2d 959, 967 (Del. Ch. 1996). Directors cannot be held liable on such a claim unless they

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32 Plaintiffs also argue that demand should be excused because if the trustees took action it "would be tantamount, from their perspective, to an admission that earlier action on their part was required but not forthcoming, thereby subjecting themselves to a substantial likelihood of personal liability for a breach of their duty of care." (Alliance Compl. ¶ 502(o).) Plaintiffs' circular logic would require demand to be

"ignored either willfully or through inattention obvious danger signs of employee wrongdoing." *Graham v. Allis-Chalmers Mfg. Co.*, 188 A.2d 125, 130 (Del. 1963). This is because, "absent grounds to suspect deception," directors are entitled to "assume[] the integrity of employees and the honesty of their dealings." *In re Caremark*, 698 A.2d at 969. "[O]nly a *sustained or systematic failure* of the board to exercise oversight — such as an *utter failure* to attempt to assure a reasonable information and reporting system exists — will establish the *lack of good faith* that is a necessary condition to liability." *Id.* at 971 (emphasis added). As the Fourth Circuit held in discussing Delaware law, "service as director of a corporation should not be a journey through liability land mines," and "mishaps within a corporation do not alone entitle a plaintiff to bring suit against directors in their personal capacities." *Dellastatious v. Williams*, 242 F.3d 191, 196 (4th Cir. 2001).

Plaintiffs failure to point to any particularized, company-specific information that had been brought to the attention of the trustees (or even specifically to allege that the industry information identified in the Derivative Complaints was brought to the attention of the trustees) lands them far short of this standard. *See Rattner v. Bidzos*, 2003 WL 22284323, at *4 (Del. Ch. Sept. 30, 2003) (Despite complaint's citation to "vast tracts of . . . materials from public sources," "numerous SEC rules and regulations, and FASB and GAAP standards," "particularized facts regarding the Company's internal financial controls" were "conspicuously absent"); *In re Citigroup Inc. S'holders Litig.*, 2003 WL 21384599, at *2 (Del. Ch. June 5, 2003) ("There is nothing in the [complaint] to suggest or to permit the court to infer that any of [the red

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excused *any time* the directors knew about the alleged conduct before demand was made. As discussed in Part III.B.2.c. *supra*, Plaintiffs' position is flatly contrary to law.

flags] ever came to the attention of the board . . . . 'Red flags' are only useful when they are either wa[v]ed in one's face or displayed so that they are visible to the careful observer.").

Moreover, there can be no "substantial likelihood" of trustee liability on these allegations because Fund charter documents (articles of incorporation or declarations of trust) shield the trustees from liability.[33] As the Delaware Chancery Court explained, "[i]n the event that the charter insulates the directors from liability for breaches of the duty of care, then a serious threat of liability may only be found to exist if the plaintiff pleads a *non-exculpated* claim against the directors based on particularized facts." *Guttman*, 823 A.2d at 501 (citing *In re Baxter Int'l, Inc. S'holders Litig.*, 654 A.2d 1268, 1270 (Del. Ch. 1995) (also granting a motion to dismiss for failure to make demand)). Under Delaware law, exculpation provisions can preclude monetary liability even "for acts amounting to gross negligence." *In re Dataproducts Corp. S'holders Litig.*, 1991 WL 165301, at *5 (Del. Ch. Aug. 22, 1991); *see also Wolf v. Ford*, 335 Md. 525, 531 (1994) (exculpation permitted for conduct short of "intentional harms" or "extreme forms of negligence"). Plaintiffs have not alleged conduct amounting to "bad faith" or "wilful malfeasease" and thus cannot establish that trustees face a "substantial likelihood" of liability on a non-exculpated claim. *See In re Baxter*, 654 A.2d at 1270; *Guttman*, 823 A.2d at 506.

c. Allegations That the Trustees Already Are Aware of the Alleged Market Timing Activities Do Not Excuse Demand.

Plaintiffs' allegation that the trustees already are aware of the alleged market timing activities (*see, e.g.*, Alliance Compl. ¶ 502(n)) does not excuse demand either. Plaintiffs contend that no demand is required when trustees already are aware of the matters that would be the

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[33] Courts consider exculpation provisions as a matter of course, including on a motion to dismiss. *See, e.g., In re Baxter*, 654 A.2d 1268, 1270 (Del. Ch. 1995); *McCall v. Scott*, 239 F.3d 814 n.3 (6th Cir. 2001); *McMichael v. U.S. Filter Corp.*, 2001 WL 418981, at *8 (C.D. Cal. Feb. 26, 2001) ("The certificate of

subject of demand, because "[t]he purpose of a demand requirement is to bring matters to the attention of the trustees so that they can determine what action, if any, to take regarding the matter about which demand is made." (*Id.*) This is squarely at odds with the law in Maryland, Massachusetts, and Delaware.

The judicially recognized purpose of demand in all three states is to protect the directors' prerogative to set corporate policy, including the decision whether or not to pursue a lawsuit. *See Harhen*, 431 Mass. at 844-45; *Aronson*, 473 A.3d at 812; *Werbowsky*, 766 A.2d at 144. A critical component of the demand requirement is to provide directors with "an opportunity to consider, *or reconsider*, the issue in dispute." *Werbowsky*, 766 A.2d at 144 (emphasis added). As long as a board is capable of acting in a disinterested manner, prior knowledge of a matter under dispute is completely irrelevant to the demand requirement.[34]

* * * * *

In sum, all of Plaintiffs' remaining derivative claims are barred by Fed. R. Civ. P. 23.1. The relevant Fund boards already are enforcing the same rights Plaintiffs seek to have enforced and Plaintiffs' failure to make demand on the Fund boards is not excused.[35]

Based on the arguments set forth above, all of Plaintiffs' derivative claims should be dismissed. In addition to Plaintiffs' failure to satisfy Fed. R. Civ. P. 23.1, however, Plaintiffs'

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incorporation of a Delaware corporation is a publicly filed document, and as such, can be judicially noticed").

34 In addition, the underlying premise of Plaintiffs' argument — that the trustees already have decided not to act — ignores the fact, discussed in Part II *supra*, that the trustees are actively engaged in enforcing the rights at issue, in connection with the very regulatory settlements referenced in Plaintiffs' demand futility allegations.

35 Plaintiffs also fail to comply with Rule 23.1's requirement that "the complaint shall be verified." Fed. R. Civ. P. 23.1. For this reason as well, the Derivative Complaints should be dismissed. *See C.R.A. Realty Corp. v. Scor U.S. Corp.*, 1992 WL 309610, at *1 (S.D.N.Y. Oct. 9, 1992).

federal claims suffer fatal legal defects that require their dismissal on the alternative grounds set forth below.

IV.

NO PRIVATE RIGHT OF ACTION EXISTS UNDER 36(a) OF THE ICA

For the reasons set forth in the Omnibus Memorandum of Law in Support of the Fund Defendants' Motion to Dismiss the Fund Investor Class Complaints ("Omnibus Class Memorandum"), there is no private right of action under Section 36(a) of the ICA. Section 36(a) authorizes the the SEC, to bring an action for "breach of fiduciary duty involving personal misconduct" with respect to investment companies. However, recent Supreme Court authority and *Chamberlain v. Aberdeen Asset Mgmt. Ltd.*, 2005 WL 195520, at *4 (E.D.N.Y. Jan. 21, 2005) make clear that there is no private right of action under that section. For this reason as well, Plaintiffs' Section 36(a) claims should be dismissed.

V.

PLAINTIFFS FAIL TO STATE A CLAIM UNDER SECTION 47 OF THE INVESTMENT COMPANY ACT

Plaintiffs' claims under Section 47(b) of the ICA fail because they do not identify — as they must — even a single term of the advisory agreements that constitutes a violation of the ICA. Plaintiffs' allegations concerning market timing and late trading activity relate entirely to Defendants' conduct in connection with performing lawful contracts. Such allegations do not state a claim under Section 47(b).

Section 47(b), which is a counterpart to Section 29(b) of the Exchange Act, provides in relevant part: "A contract that is made, or whose performance involves, a violation of this subchapter, or of any rule, regulation, or order thereunder, is unenforceable by either party . . . ." 15 U.S.C. § 80a-46(b). Courts look to cases decided under Section 29(b) to interpret Section

47.[36] *See, e.g.*, *Mathers Fund, Inc. v. Colwell Co.*, 564 F.2d 780, 783 (7th Cir. 1977); *Mills v. Elec. Auto-Lite Co.*, 396 U.S. 375, 387 (1970).

To state a claim that "performance [of a contract] involves[] a violation" of the ICA within the meaning of Section 47(b), a plaintiff must allege that the contract *by its terms* violates the statute or the rules and regulations issued thereunder. *C.f.*, *Drasner v. Thomson McKinnon Sec., Inc.*, 433 F. Supp. 485, 502 (S.D.N.Y. 1977) (Section 29(b) "only renders void those contracts which *by their terms* violate the [Exchange] Act" (emphasis added)). It is not sufficient to allege unlawful behavior pursuant to a lawful contract. *C.f.*, *Zerman v. Jacobs*, 510 F. Supp. 132, 135 (S.D.N.Y. 1981) (holding that under Section 29(b) "only unlawful contracts may be rescinded, not unlawful transactions made pursuant to lawful contracts"); *GFL Advantage Fund, Ltd. v. Colkitt*, 272 F.3d 189, 201 (3d Cir. 2001) (rescission for unlawful conduct during course of performance is only proper where the conduct is "inseparable from the performance of the contract"; conduct that is "collateral or tangential to the contract between the parties" cannot support a Section 29(b) claim).

Plaintiffs do not identify any terms of the contracts between the Funds and their investment advisers that are prohibited by the ICA. For this reason as well, Plaintiffs' Section 47 claims should be dismissed.

VI.

THE DERIVATIVE COMPLAINTS FAIL TO STATE A CLAIM FOR CONTROL PERSON LIABILITY

Plaintiffs' claim that various Defendants are subject to "control person" liability under Section 48 of the ICA fails because they have not stated valid ICA claims against any person

[36] Section 29(b) provides that a contract "made in violation of" the Exchange Act, or "the performance of which involves the violation of . . . any provision" of the Exchange Act, shall be void, subject to certain

allegedly "controlled." (*See* Alliance Compl. ¶¶ 647-651.) Section 48 does not provide an independent basis for liability; rather, it imposes liability on those who controlled any person liable under the ICA. *See* 15 U.S.C. § 80a-47. As demonstrated above, Plaintiffs have failed to state a valid ICA claim against any other person. For this reason as well, and for the other reasons set forth in the Omnibus Class Memorandum, Plaintiffs' claim for control person liability also should be dismissed.[37] *See In re Merrill Lynch & Co. Research Reports Sec. Litig.*, 272 F. Supp. 2d 243, 264 (S.D.N.Y. 2003) ("Because Plaintiff has failed to state a claim against the Defendants for a primary violation of the federal securities law, her claims for control person liability necessarily fail"); *In re Alliance N. Am. Gov't Income Trust, Inc. Sec. Litig.*, 1996 WL 551732, at *11 (S.D.N.Y. Sept. 27, 1996).

VII.

PLAINTIFFS' CLAIMS UNDER THE IAA SHOULD BE DISMISSED

Plaintiffs' claims under the IAA, 15 U.S.C. § 80b-15 — based on allegations that Defendants "facilitated, encouraged, permitted, and participated in, or failed to detect and prevent, market timing or late trading" and "did not make full and fair disclosure" of this conduct in violation of Section 206 of the IAA, 15 U.S.C. § 80b-6 — suffer from several fatal defects.[38]

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conditions. 15 U.S.C. § 78cc(b).

37 In addition, there is no private right of action for "control person" liability in connection with Section 36(b). Such a claim would impermissibly nullify the express limitation of liability provided in Section 36(b) itself. Congress expressly limited liability to the "recipient of the compensation and payments" challenged in a Section 36(b) claim. To allow Section 48(a) to expand Section 36(b) liability to "control persons" would violate the settled rule that "a specific statute will not be controlled or nullified by a general one. . . ." *Morton v. Mancari*, 417 U.S. 535, 550-51 (1974).

38 Section 206, which prohibits certain transactions by investment advisers, provides, in pertinent part, that it shall be unlawful for any investment adviser:

(1) to employ any device, scheme, or artifice to defraud any client . . . ;
(2) to engage in any transaction, practice, or course of business which operates as a fraud or deceit upon any client . . .; or . . .

(*See, e.g.*, One Group Compl. ¶¶ 637-643.) *First*, Plaintiffs have not stated a claim under the IAA, because they have failed to identify any provision of the investment advisory contracts that, by its terms, violates the IAA. *Second*, Plaintiffs cannot sustain a claim for damages under the IAA because there is no private right of action to pursue such a remedy. *Third*, Plaintiffs' IAA claims fail to meet the stringent pleading requirements they must satisfy under Fed. R. Civ. P. 9(b). *Fourth*, Plaintiffs cannot sustain IAA claims against defendants who were not parties to the investment advisory agreements at issue. *And fifth*, Plaintiffs' IAA claims based on alleged violations of Section 206(1) fail because they do not adequately plead scienter.

A. Plaintiffs Do Not Plead a Valid Claim for Relief under the IAA.

Plaintiffs have not identified any contractual provision that violates the IAA, and therefore have not pleaded a valid claim for rescission under the IAA. Section 215 of the IAA provides a right to rescind a contract "made in violation of any provision" of the IAA, analogous to the right provided under Section 47 of the ICA. *See Blatt v. Merrill Lynch, Pierce, Fenner & Smith Inc.*, 916 F. Supp. 1343, 1349 (D.N.J. 1996); *see also* Part V, *supra*. The language of Section 215 is similar to that of Section 47, and nearly identical to the language of Section 29(b) of the Securities Exchange Act of 1934, to which courts have analogized Section 47. (*See* Part V, *supra*.) Like those provisions, the statutory language is clear that allegations of wrongful conduct pursuant to a lawful contract do not state a claim under Section 215. Plaintiffs' IAA claims, however, rest solely on such allegations, *i.e.*, the market timing and late trading

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(4) to engage in any act, practice, or course of business which is fraudulent, deceptive, or manipulative.

15 U.S.C. § 80b-6. Section 215 provides that contracts "the performance of which involves the violation of" the IAA "shall be void." 15 U.S.C. § 80b-15(b).

allegations. Plaintiffs' failure to identify any provision of the investment advisory contracts that *by its terms* violates the IAA requires dismissal of their IAA claims.[39]

B. The IAA Does Not Provide a Private Right of Action to Sue for Damages.

Plaintiffs cannot sustain a claim under the IAA to recover alleged losses relating to the reduction in assets and value of the Funds caused by alleged market timing and/or late trading. (*See, e.g.*, Alliance Compl. ¶ 645; One Group Compl. ¶ 643.) There is no private right of action for damages under the IAA.

As the Supreme Court explained in *Transamerica Mortgage Advisors, Inc. v. Lewis*, 444 U.S. 11, 24 (1979), the IAA provides only "a limited private remedy of voiding the investment adviser contract under Section 215" and "confers no other private causes of action, legal or equitable." Following *Transamerica*, courts have uniformly held that there is no private right of action for damages under the IAA.[40]

A corollary to this result is that the right to rescind a contract that violates the IAA — available under Section 215 — is extremely limited. Although rescission may include the right to "restitution of the consideration [fees] given under the contract, less any value conferred by the other party," *Transamerica Mortgage*, 444 U.S. at 25 n.1, the Supreme Court cautioned that it does *not* include "compensation for any diminution in the value of the rescinding party's

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[39] Even if Plaintiffs had pleaded a claim for rescission under Section 215 — and they have not — they have not pleaded any claim for restitution in connection with such rescission. A claim for "restitution of the consideration [fees] given under the contract, less any value conferred by the other party," *Transamerica Mortgage Advisors, Inc. v. Lewis*, 444 U.S. 11, 25 n. 1 (1979), necessarily depends on the fees being greater than the value conferred. Plaintiffs, however, have not pleaded that the investment advisory fees paid exceeded the value of the services provided. *See also* Part I (discussing Plaintiffs' failure to plead allegations concerning the relationship between the fees charged and the services rendered).

[40] *See, e.g.*, *Corwin v. Marney, Orton Invs.*, 788 F.2d 1063, 1066 (5th Cir. 1986); *Fraioli v. Lemcke*, 328 F. Supp. 2d 250, 274 (D.R.I. 2004); *Morris v. Wachovia Sec., Inc.*, 277 F. Supp. 2d 622, 643 (E.D. Va. 2003); *Goldstein v. Malcolm G. Fries & Assocs., Inc.*, 72 F. Supp. 2d 620, 624-25 (E.D. Va. 1999); *SSH Co. v. Shearson Lehman Bros. Inc.*, 678 F. Supp. 1055, 1058 (S.D.N.Y. 1987).

investment alleged to have resulted from the adviser's action or inaction. Such relief could provide by indirection the equivalent of a private damages remedy that we have concluded Congress did not confer." *Id.*; *see also Conrardy v. Ribadeneira*, 1990 WL 66603, at *4 (D. Kan. Apr. 19, 1990) (restitution of "consideration paid" under IAA does not include purchase price of securities or diminution in value of securities purchased).

C. Plaintiffs' IAA Claims Fail Because They Are Not Pleaded with Particularity.

Plaintiffs' IAA claims against all Defendants also should be dismissed for the independent reason that they fail to meet the stringent pleading requirements of Fed. R. Civ. P. 9(b). Claims under the IAA sound in fraud and must be pleaded with particularity under Fed. R. Civ. P. 9(b). *See, e.g.*, *Polera v. Altorfer, Podesta, Woolard & Co.*, 503 F. Supp. 116, 119 (N.D. Ill. 1980); *Nairobi Holdings Ltd. v. Brown Bros. Harriman & Co.*, 2002 WL 31027550, at *9 (S.D.N.Y. Sept. 10, 2002); *see also Carroll v. Bear, Stearns & Co.*, 416 F. Supp. 998, 1001 (S.D.N.Y. 1976) (wording of Section 206 "is identical to the language employed in R. 10b-5 [so] the same pleading requirements with respect to particularity and scienter apply").

To satisfy Rule 9(b), Plaintiffs must: (1) specify each allegedly fraudulent statement or omission; (2) identify the speaker of each such statement; (3) state where and when each such statement was made; and (4) explain why each such statement or omission was fraudulent. *Acito v. IMCERA Group, Inc.*, 47 F.3d 47, 53 (2d Cir. 1995); *see also Harrison v. Westinghouse Savannah River Co.*, 176 F.3d 776, 784 (4th Cir. 1999). Conclusory allegations of fraud are not enough. *Acito*, 47 F.3d at 53; *Shahidi v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 2003 WL 21488228 (M.D. Fla. Apr. 28, 2003); *Carroll*, 416 F. Supp. at 1001.

Plaintiffs' allegations do not meet these stringent standards. Plaintiffs make no specific allegations concerning purported misstatements or omissions made by each particular Defendant. Instead, they offer only a laundry list of prospectus language that they claim is misleading, and conclusory allegations that all the Defendants in each Fund family — as a group — failed to disclose alleged market timing or late trading activities. (*See, e.g.*, One Group Compl. ¶¶ 265 – 277, 641.) This type of "group pleading," however, does not satisfy Rule 9(b). As one court recently explained:

> [Rule 9(b)] requires "at a minimum" for each alleged misstatement or omission, plaintiffs must plead specific facts concerning, for example, when *each* defendant or other corporate officer learned that a statement was false, how *that* defendant learned that the statement was false, and the *particular* document or other source of information from which the defendant came to know that the statement was false.

Glaser v. Enzo Biochem., Inc., 303 F. Supp. 2d 724, 734 (E.D. Va. 2003) (quotation omitted) (emphases in original).

Similarly, in *In re Royal Ahold N.V. Sec. & ERISA Litig.*, 2004 WL 2955934, at *23-24 (D. Md. Dec. 21, 2004) (Blake, J.), this Court found that the "group published information" doctrine — which presumes that "statements in company generated documents represent the collective work of those individuals directly involved in the company's daily management," *Dunn v. Borta*, 369 F.3d 421, 434 (4th Cir. 2004) — "is inconsistent with the particularity and specificity required" by Rule 9(b). *See also In re First Union Corp. Sec. Litig.*, 128 F. Supp. 2d 871, 888 (W.D.N.C. 2001); *In re Medimmune, Inc. Securities Litig.*, 873 F. Supp. 953, 961 n.7 & 964 (D. Md. 1995). Because Plaintiffs rely solely on "group pleading" allegations to support their IAA claims, those claims should be dismissed.

D. Plaintiffs Cannot State a Claim Under the IAA against Any Defendant That Was Not a Party to the Investment Advisory Contract.

Even if Plaintiffs had stated a valid claim for relief under the IAA — which they have not — Plaintiffs have no legal basis to bring IAA claims against parties who are not parties to the investment advisory contracts at issue, *i.e.*, Fund trustees; Fund sub-advisers; distributors and former distributors; and advisers' officers, directors, or employees. By its terms, the IAA "only applies to 'investment advisers,' that is those who receive consideration for rendering investment advice." *Washington v. Baenziger*, 656 F. Supp. 1176, 1177 (N.D. Cal. 1987).[41] Accordingly, the only proper parties in a private suit under the IAA — in which the only potentially available remedy is rescission, *see* Part VI.A., *supra* — are the parties to the investment advisory contract.[42]

Because Plaintiffs allege that only the various Funds and the investment adviser defendants were parties to the relevant investment advisory contracts (*see*, *e.g.*, One Group Compl. ¶ 21(a)(iii)), their IAA claims against Defendants other than the investment advisers — *i.e.*, Defendants who were not parties to these contracts — should be dismissed.

E. Plaintiffs' Section 206(1) Claims Should Be Dismissed Because the Complaint Does Not Properly Allege That Defendants Acted with Scienter.

Plaintiffs' IAA claims based on alleged violations of Section 206(1) fail for the additional reason that Plaintiffs fail adequately to plead scienter. A claim under Section 206(1) — a traditional anti-fraud provision — must be supported by particularized allegations of facts demonstrating that each defendant acted with "an intent to deceive, manipulate, or defraud." *S.E.C. v. Steadman*, 967 F.2d 636, 641 & n.3 (D.C. Cir. 1992) (dismissing Section 206(1) claim

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41 The IAA defines an investment advisor as: "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities." 15 U.S.C. § 80b-2(a)(11). This definition of investment adviser explicitly excludes "any broker or dealer whose performance of (advisory) services is solely incidental to the conduct of his business as a broker or dealer and who receives no special compensation therefor." 15 U.S.C. § 80b-2(a)(11).

42 *See, e.g.*, *Wang v. Gordon*, 715 F.2d 1187, 1192 (7th Cir. 1983); *Neely v. Bar Harbor Bankshares*, 270 F. Supp. 2d 44, 49 (D. Me. 2003); *Paul S. Mullin & Assocs., Inc. v. Bassett*, 632 F. Supp. 532, 537 (D. Del. 1986); *In re Catanella & E.F. Hutton & Co. Sec. Litig.*, 583 F. Supp. 1388, 1419 (E.D. Pa. 1984); *Margaret Hall Found., Inc. v. Atl. Fin. Mgmt., Inc.*, 572 F. Supp. 1475, 1485 (D. Mass. 1983); *Cortlandt v. E.F. Hutton, Inc.*, 491 F. Supp. 1, 4 (S.D.N.Y. 1979); *Kaufman v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*,

because record did not support a determination that defendants acted with the requisite scienter); *see also Ottmann v. Hanger Orthopedic Group, Inc.*, 353 F.3d 338, 343 (4th Cir. 2003); *Muller v. M.D. Sass Assocs., Inc.*, 1992 WL 80938, at *11 (D.N.J. Apr. 22, 1992) (dismissing 206(1) claim for failure to allege requisite scienter); *Steadman v. S.E.C.*, 603 F.2d 1126, 1134 (5th Cir. 1979); *S.E.C. v. Moran*, 922 F. Supp. 867, 896 (S.D.N.Y. 1996). Allegations of mere negligence will not suffice. *Ottmann*, 353 F.3d at 343; *Muller*, 1992 WL 80938, at *11; *Carroll*, 416 F. Supp. at 1000-01.

Plaintiffs' purported pleading of scienter rests entirely on "group pleading" allegations that (i) Fund prospectuses contain statements concerning limitations on frequent trading and valuation of Fund shares; and (ii) investment adviser defendants acted contrary to these statements. (*See*, *e.g.*, One Group Compl. ¶¶ 265 – 277.) Such "group pleading" allegations are not sufficient to plead scienter. *See In re Cendant Corp. Sec. Litig.*, 190 F.R.D. 331, 336 (D.N.J. 1999); *see also* Part VI.C., *supra*. Plaintiffs' failure to plead scienter with particularity as to each defendant requires dismissal of their IAA claims based on alleged violations of Section 206(1).

VIII.

PLAINTIFFS LACK STANDING TO ASSERT DERIVATIVE SECURITIES CLAIMS REGARDING CERTAIN FUNDS

Plaintiffs have no standing to assert claims relating to funds in which they hold no shares or on behalf of Funds in which no alleged market timing or late trading occurred, *i.e.*, Funds in which there is no alleged injury in fact.

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464 F. Supp. 528, 538 (D. Md. 1978); *see also In re Stein*, 2003 WL 1125746, at *3 (S.E.C. Release No. 2114, Mar. 14, 2003) (dismissing IAA claim brought against investment adviser's employee).

A. Plaintiffs May Not Sue Derivatively on Behalf of Funds in Which They Are Not Shareholders.

Plaintiffs fail the share-ownership requirements for maintaining a derivative action on behalf of Funds in which they do not own shares. Often referred to as the "continuous ownership" requirement, in order to have standing to bring a derivative suit, a plaintiff must own shares in the entity on whose behalf the suit is purportedly brought. The United States Supreme Court recognized the "continuous ownership" requirement for derivative standing more than a century ago. *See Hawes v. Oakland*, 104 U.S. 450, 462 (1881); *Venner v. Great N. Ry.*, 209 U.S. 24, 34 (1908). The principle is now embodied in Fed. R. Civ. P. 23.1: "the complaint . . . shall allege [ ] that the plaintiff was a shareholder or member at the time of the transaction of which plaintiff complains."

The "continuous ownership" requirement also is a bedrock principle of state law. *See, e.g.*, 8 Del. C. Section 327 ("it shall be averred in the complaint that the plaintiff was a stockholder of the corporation at the time of the transaction of which such stockholder complains"); Md Code, Corps and Assoc., Section 4A-802 ("a plaintiff in a derivative action shall: (1) Be a member at the time the action is brought; and (2)(i) Have been a member at the time of the transaction of which the plaintiff complains"); Mass. R. Civ. P. Rule 23.1 (same); *In re New Valley Corp. Derivative Litig.*, 2004 WL 1700530, at *3-4 (Del. Ch. June 28, 2004) ("continuous stock ownership to maintain a derivative action . . . has been a staple of Delaware law for over two decades" and a "bedrock tenet of Delaware law").

A plaintiff purporting to sue derivatively under Fed. R. Civ. P. 23.1 must be a shareholder "at the time of the transaction of which the plaintiff complains," *i.e.*, plaintiff's ownership interest must be contemporaneous with the misconduct alleged. The complaint also must demonstrate that the plaintiff was a shareholder at the time of suit. *See, e.g.*, *Portnoy v. Kawecki*

Berylco Indus., Inc., 607 F.2d 765, 767 (7th Cir. 1979); *Brambles USA, Inc. v. Blocker*, 731 F. Supp. 643, 648 (D. Del. 1990). The right of action created by Section 36(b) of the ICA similarly is expressly restricted to claims brought by "*a security holder* of such registered investment company on behalf of such company." 15 U.S.C. § 80a-35 (emphasis added).

Standing also is a requirement under Article III, Section 2 of the Constitution. To have standing, Article III requires that a plaintiff (1) have a personal injury (2) fairly traceable to the defendants' allegedly unlawful conduct and (3) likely to be addressed by the requested relief. *Allen v. Wright*, 468 U.S. 737, 751 (1984); *accord Raines v. Byrd*, 521 U.S. 811, 818-19 (1997).[43]

These requirements ensure that a derivative plaintiff has suffered an injury (albeit an *indirect* one flowing from the injury suffered *directly* by the corporation), and has an interest in the outcome of the case. *See Ensign Corp., S.A. v. Interlogic Trace, Inc.*, 1990 WL 213085, at *2 (S.D.N.Y. Dec. 19, 1990) (the contemporaneous ownership requirement "insure[s] that derivative actions are brought by shareholders who have actually suffered injury and have an interest in the outcome of the case"); *Pullman-Peabody Co. v. Joy Mfg. Co.*, 662 F. Supp. 32, 36 (D.N.J. 1986) (the contemporaneous ownership requirement should be applied to "ensure that the action is brought by an injured stockholder on behalf of the corporation").

As courts have made clear, a plaintiff who does not own shares in a fund lacks standing to bring an action on behalf of that fund. Directly on point is *Kauffman v. Dreyfus Fund Inc.*, 434 F.2d 727 (3d Cir. 1970). In *Kauffman*, the plaintiff owned shares in four mutual funds and

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43 A party invoking federal jurisdiction bears the burden of establishing each of the elements of standing. *Lujan v. Defenders of Wildlife*, 504 U.S. 555, 561 (1992). Injury in fact is an invasion of a legally protected interest that is concrete and particularized, and actual or imminent. *Id.*; *see also Green v. Fund Asset Mgmt.*, 147 F. Supp. 2d 318, 327 (D.N.J. 2001). "Particularized" means that the injury must affect

brought ICA claims regarding brokerage payments made by those funds. After deciding that the plaintiff must bring those claims derivatively on behalf of the funds rather than directly, the Third Circuit refused to allow the plaintiff to sue either as a class action or derivatively on behalf of 61 other similarly situated funds in which the plaintiff did not hold shares. *Id.* at 734-36. Regarding a derivative suit, the Third Circuit noted:

> It is uncontroverted that appellee is not now nor ever was a stockholder of any of the 61 funds he wishes to represent as a class representative in his derivative action. Thus, he has not complied with [Fed. R. Civ. P. 23.1's] unambiguous requirement – amounting to a legal principle – that one who does not own shares in a corporation is not qualified to bring a derivative action in his behalf.

Id. at 735.[44]

One of the underlying market-timing cases in this MDL also is directly on point. In *Williams v. Bank One Corp.*, 2003 WL 22964376 (N.D. Ill., Dec. 15, 2003), an investor in two series of mutual funds issued by a Massachusetts business trust sought to sue derivatively on behalf of all funds in the business trust.[45] The district court rejected that attempt to sue on behalf of funds in which the plaintiff held no interest stating:

> What controls . . . is the total separateness of the beneficial interest in the funds, with Williams being a shareholder in only two of them . . . . [A]s for the other One Group Funds, any notion of

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the plaintiff in a *personal* and *individual* way. *Lujan*, 504 U.S. at 561 n.1. Plaintiffs clearly do not satisfy these standing requirements here.

44 *See also Zucker v. AIM Advisors, Inc.*, Civil Action No. H-03-5653, slip op. at 11-13 (S.D. Tex. Jan. 20, 2005) (derivative claims brought by plaintiffs on behalf of funds in which they owned no shares dismissed on summary judgment because plaintiffs did not satisfy share-ownership requirements of Fed. R. Civ. P. 23.1, relying on *Kaufman*) (Ex. H); *Lieber v. Invesco Funds Group, Inc.*, Civil Action No. H-03-5744, slip op. at 12-14 (S.D. Tex. Jan. 20, 2005) (same) (Ex. I).

45 *Williams* is one of the cases transferred to this Court by the Judicial Panel on Multidistrict Litigation, *see* Conditional Transfer Order No. 1 (J.P.M.L. March 3, 2004), and in fact is the lead case in the One Group Sub-Track. *See* Consolidated Amended Fund Derivative Complaint, Nos. 04-md-15863, 04-cv-00832 (D. Md. filed Sept. 29, 2004). As such, this holding is law of the case, should control with respect to the One Group Sub-Track, and should also apply with respect to the MDL proceedings generally.

> Williams being able to bootstrap upstream to the business trust [which issued all of the fund series] and thence downstream to the other separate funds clearly has nothing at all to commend it.

Id. at *1.[46]

That is precisely the case here. Plaintiffs seek to sue on behalf of hundreds of Funds that are separate from the ones in which they own shares, and in which they hold no "beneficial interest." Having no stake whatsoever in those Funds, Plaintiffs lack standing to sue derivatively on their behalf. *See Kauffman*, 434 F.2d at 736; *Williams*, 2003 WL 22964376, at *1. For this reason as well, such claims therefore should be dismissed.

B. Plaintiffs Lack Standing to Assert Claims on Behalf of Funds in Which No Market Timing or Late Trading Occurred.

Plaintiffs also lack standing to pursue claims on behalf of Funds that have suffered no alleged injury. Plaintiffs, however, attempt to do just that, by lumping into their suits Funds in which there has been no alleged market timing or late trading activity. All claims against such Funds should be dismissed.

Under Article III, Plaintiffs have the "burden of establishing that their claimed injury is personal, particularized, concrete, and otherwise judicially cognizable." *Raines*, 521 U.S. at 820. Claims unconnected to such an injury must be dismissed. For example, in *Olesh v. Dreyfus Corp.*, 1995 WL 500491, at *16 (E.D.N.Y. Aug. 8, 1995), plaintiffs alleged that the defendant investment adviser's plan to reduce or eliminate fee waiver arrangements on many funds within that fund family violated the ICA. The court held that the plaintiffs lacked the constitutionally

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46 *See also Herman v. Steadman*, 50 F.R.D. 488, 489-90 (S.D.N.Y. 1970) (shareholder in one fund bringing ICA claims derivatively could not also bring a derivative action on behalf of two other funds in which he did not own shares because "such a result is contrary to Rule 23.1"); *Verrey v. Ellsworth*, 303 F. Supp. 497, 500 (S.D.N.Y. 1969) (plaintiff was not entitled to sue derivatively for excessive fees and charges allegedly paid by three funds in which she held no interest); *In re Value Line Special Situations Fund Litig.*, 1974 WL 412, at *8 (S.D.N.Y. June 13, 1974) (shareholders in one Value Line fund could not sue derivatively on behalf of other Value Line funds).

required "injury in fact" because the funds in which they owned shares did not have any fee waiver agreements in effect: "[a]ny action by Mellon to phase out waiver agreements with other funds cannot constitute a harm to plaintiffs' funds . . . since their funds have suffered no injury." *Id.* at *17.

Here, Plaintiffs are shareholders in mutual funds offered by open-end management investment companies, which take the form either of business trusts or corporations.[47] Although the structures of the various investment companies may differ, they share one critical attribute: a share in a given mutual fund represents an interest in the portfolio of securities and other assets owned by *that* mutual fund, *and no other*. Thus, as Plaintiffs acknowledge, the price (NAV per share) of a mutual fund share "reflects the closing prices of the securities in a *particular fund's* portfolio," plus cash on hand in that fund and less fund expenses. (*See*, *e.g.*, Columbia Sub-Track Fund Derivative Complaint, ¶ 41 (emphasis added).) Because each fund's portfolio of securities is different, the NAV per share of each mutual fund is unique to that fund, and bears no relation to the NAV per share of any other fund.

Nonetheless, Plaintiffs purport to bring a derivative action on behalf of *every single* fund within the fund families at issue, even though they do not allege that any market timing or late trading occurred in the majority of those funds. (*See*, *e.g.*, Alliance Compl. ¶ 4 (suing on behalf of each and every Fund in the AllianceBernstein family of mutual funds "whether or not the particular Fund was the direct victim of market timing or late trading").) However, market timing activity in one fund — even if it may have the effect of diluting the NAV per share of that

47 The specific organizational structure of the various mutual fund complexes varies, and will be addressed separately in supplemental memoranda submitted by the respective Fund Defendants. For purposes of convenience, this section of the Fund Defendants' Memorandum cites to paragraphs in the Columbia Sub-Track Fund Derivative Complaint, but those relevant to the instant argument are largely the same across all Sub-Tracks in the MDL.

fund — has no effect on the NAV per share of any other fund. For the same reason, a shareholder of one fund has no stake in the outcome of an effort to obtain a forfeiture of or reduction in the fees paid by another fund, because any forfeiture or reduction of fees would inure only to the benefit of that other fund and its shareholders.

Plaintiffs' mere allegation that non-timed Funds also were injured — without more — cannot support Article III standing to pursue such claims. Plaintiffs offer no facts to support their conclusory and speculative statement that market timing and/or late trading harmed those other Funds because some expenses "*may* be shared among all Funds" in that fund family, and because "investors have fled" all the Funds in that family following public disclosure of market timing and late trading in some of those funds. (Alliance Compl. ¶ 4 (emphasis added).)

Under Fed. R. Civ. P. 8, these empty assertions do not meet Plaintiffs' Article III burden of pleading a "personalized, particularized and concrete" injury. Rule 8 requires a pleading to state "facts . . . rather than legal conclusions unsupported by facts." Wright & Miller, *Federal Practice & Procedure* § 1216 (1998). As the Fourth Circuit has held, "more detail often is required than the bald statement by a plaintiff that he has a valid claim of some type against defendant," which requirement "serves to prevent costly discovery on claims with no underlying factual or legal basis." *Migdal*, 248 F.3d at 326. *See also Morse v. Lower Merion Sch. Dist.*, 132 F.3d 902, 906 (3d Cir. 1997); *Leeds v. Meltz*, 85 F.3d 51, 53 (2d Cir. 1996); *Moore's Federal Practice* § 12.34[1][b] (3d ed. 1997) ("conclusory allegations or legal conclusions masquerading as factual conclusions will not suffice to prevent a motion to dismiss"). Plaintiffs' claims on behalf of Funds in which no market timing or late trading occurred therefore should be dismissed for this reason as well.

CONCLUSION

For the foregoing reasons, the Derivative Complaints should be dismissed in their entirety with prejudice.

Dated: February 25, 2005

Respectfully submitted,

CLIFFORD CHANCE US LLP

By: [signature]

Mark A. Kirsch
Mark Holland
Wesley R. Powell
Mary K. Dulka
Anthony M. Candido
Margaret M. Snyder
31 West 52nd Street
New York, New York 10019
(212) 878-8000 (ph)
(212) 878-8375 (fax)
mark.holland@cliffordchance.com

Attorneys for Defendants
Alliance Capital Management L.P.,
Alliance Capital Management Holding L.P.,
Alliance Capital Management Corporation,
Marc O. Mayer, Roger Hertog, and
Tak-Lung Tsim

Of Counsel:

Paul K. Rowe, Esq.
Stephen R. DiPrima, Esq.
Martin J.E. Arms, Esq.
WACHTELL, LIPTON, ROSEN & KATZ
51 West 52nd Street
New York, New York 10019
Tel: 212.403.1000
Fax: 212.403.2000
pkrowe@wlrk.com
srdiprima@wlrk.com
mjearms@wlrk.com

-and-

James D. Mathias, Esq.
David Clarke, Jr., Esq.
Strider L. Dickson, Esq.
DLA PIPER RUDNICK GRAY CARY US LLP
6225 Smith Avenue
Baltimore, Maryland 21209
Tel: 410.580.3000
Fax: 410.580.3001
james.mathias@dlapiper.com
david.clarke@dlapiper.com
strider.dickson@dlapiper.com

Attorneys for Defendants Bank of America Corporation, Bank of America, N.A., Banc of America Securities, LLC, Banc of America Capital Management, LLC, BACAP Distributors, LLC, Columbia Management Group, Inc., Columbia Fund Services, Inc., Columbia Funds Distributor, Inc., Columbia Wanger Asset Management and Columbia Management Advisors, Inc.

Mark A. Perry, Esq.
Andrew S. Tulumello, Esq.
GIBSON, DUNN & CRUTCHER LLP
1050 Connecticut Avenue N.W.
Washington, D.C. 20036
Tel: 202.955.8500
Fax: 202.955.8500
mperry@gibsondunn.com
atulumello@gibsondunn.com

Attorneys for Defendants Janus Capital Group Inc. and Janus Capital Management LLC

Daniel A. Pollack, Esq.
Edward T. McDermott, Esq.
Anthony Zaccaria, Esq.
POLLACK & KAMINSKY
114 West 47th Street
Suite 1900
New York, New York 10036
Tel: 212.475.4700
Fax: 212.575.6560
dapollack@pollacklawfirm.com
etmcdermott@pollacklawfirm.com
azaccaria@pollacklawfirm.com

Attorneys for the Franklin-Templeton Defendants

Bruce E. Clark, Esq.
William L. Farris, Esq.
SULLIVAN & CROMWELL LLP
125 Broad Street
New York, New York 10004-2498
Tel: 212.558.4000
Fax: 212.558.3588
clarkb@sullcrom.com
farrisw@sullcrom.com

Attorneys for Defendants Strong Capital Management, Inc., Strong Financial Corporation, Strong Investments, Inc., Strong Investor Services, Inc., Ronald C. Ognar, Dana Russart, Thomas H. Ripley, and Jahn Hanshaft

Daniel J. Kramer, Esq.
Liza M. Velazquez, Esq.
PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
1285 Avenue of the Americas
New York, New York 10019-6064
Tel: 212.373.3000
Fax: 212.757.3990
dkramer@paulweiss.com
lvelazquez@paulweiss.com

Attorneys for Defendants JPMorgan Chase & Co., Bank One Corporation, Banc One Investment Advisors Corporation, Bank One High Yield Partners, LLC, One Group Dealer Services, Inc. and One Group Services Company

Jeffrey B. Rudman, Esq.
William H. Paine, Esq.
Michael G. Bongiorno, Esq.
Jonathan A. Shapiro, Esq.
Joanne Monteavaro, Esq.
WILMER CUTLER PICKERING HALE and DORR LLP
60 State Street
Boston, MA 02109
Tel: 617.526.6000
Fax: 617.526.5000
jeffrey.rudman@wilmerhale.com
william.paine@wilmerhale.com
michael.bongiorno@wilmerhale.com
jonathan.shapiro@wilmerhale.com
joanne.monteavaro@wilmerhale.com

Attorneys for Defendants Sun Life Financial, Inc., Massachusetts Financial Services Company, MFS Fund Distributors, Inc., and MFS Service Center

Maeve O'Connor, Esq.
DEBEVOISE & PLIMPTON LLP
919 Third Avenue
New York, NY 10022
(212) 909-6000 (tel.)
(212) 909-6836 (fax)
moconnor@devevoise.com

Attorneys for Defendants Amvescap PLC; INVESCO Funds Group, Inc.; INVESCO Distributors, Inc.; INVESCO Institutional (N.A.), Inc.; INVESCO Assets Management Ltd.; INVESCO Global Assets Management (N.A.); AIM Management Group, Inc.; AIM Advisers, Inc.; AIM Investment Services, Inc.; AIM Distributors, Inc.; Fund Management Company

Richard J. Morvillo, Esq.
Aimee D. Latimer, Esq.
F. Ryan Keith, Esq.
CROWELL & MORING LLP
1001 Pennsylvania Avenue, N.W.
Washington, D.C. 20004-2595
Tel: 202.624.2500
Fax: 202.628.5116
morvillo@crowell.com
alatimer@crowell.com
frkeith@crowell.com

Attorneys for Defendant Thomas A. Hooker, Jr.

Phil C. Neal, Esq.
Mark A. Rabinowitz, Esq.
NEAL, GERBER & EISENBERG LLP
Two North LaSalle Street
Suite 2200
Chicago, Illinois 60602
Tel: 312.269.8083
Fax: 312.269.1747
pneal@ngelaw.com
mrabinowitz@ngelaw.com

Attorneys for Defendants Charles P. McQuaid, Ralph Wanger and Columbia Wanger Asset Management

Christopher P. Hall, Esq.
John M. Vassos, Esq.
Todd D. Brody, Esq.
MORGAN LEWIS & BOCKIUS LLP
101 Park Avenue
New York, New York 10178
Tel: 212.309.6000
Fax: 212.309.6001
chall@morganlewis.com
jvassos@morganlewis.com
tbrody@morganlewis.com

Attorneys for Defendants Deutsche Asset Management, Inc., Deutsche Asset Management Investment Services Ltd., Deutsche Bank AG, Deutsche Investment Management Americas, Inc., Investment Company Capital Corp., Scudder Distributors, Inc., Scudder Investments

Paul J. Fishman, Esq.
Andrew W. Goldwater, Esq.
FRIEDMAN KAPLAN SEILER
& ADELMAN LLP
1633 Broadway
New York, New York 10019
Tel: 212.833.1100
Fax: 212.833.1250
pfishman@fklaw.com
agoldwater@fklaw.com

Attorneys for Defendant Mark A. Beeson

John F. Pritchard, Esq.
Eric T. Streck, Esq.
PILLSBURY WINTHROP LLP
1540 Broadway
New York, NY 10036
Tel: 212.858.1000
Fax: 212.858.1500
jpritchard@pillsburywinthrop.com
estreck@pillsburywinthrop.com

Attorneys for Defendants The Charles Schwab Corporation, U.S. Trust Corporation, United States Trust Company of New York, U.S. Trust Company, N.A. and James L. Bailey

Darryl P. Rains, Esq.
Bryan J. Wilson, Esq.
MORRISON AND FOERSTER LLP
755 Page Mill Road
Palo Alto, CA 94304-1018
Tel: 650.813.5600
Fax: 650.494.0792
drains@mofo.com
bwilson@mofo.com

Attorneys for Defendants The Charles Schwab Corporation

Stewart D. Aaron, Esq.
ARNOLD & PORTER LLP
399 Park Avenue
New York, New York 10022
Tel: 212.715.1000
Fax: 212.715.1399
stewart_aaron@aporter.com

Attorneys for Defendants Fred Alger Management, Inc., Alger Associates, Inc., Fred Alger and Company, Incorporated, Alger Shareholder Services, Inc., Fred M. Alger, III, Daniel C. Chung, B. Joseph White and Gregory S. Duch

Thomas L. Taylor III, Esq.
Asa S. Hami, Esq.
MORGAN, LEWIS & BOCKIUS LLP
300 S. Grand Avenue
22nd Floor
Los Angeles, CA 90071-3132
Tel: 213.612.2500
Fax: 213.612.2501
tltaylor@morganlewis.com
ahami@morganlewis.com

Attorneys for Defendant William N. Post II

Peter M. Collins, Esq.
HOLLYER BRADY BARRETT
& HINES LLP
551 Fifth Avenue
New York, New
Tel: 212.818.1110
Fax: 212.818.0494
pcollins@hollyerbrady.com

Attorneys for Defendants The Alger Fund, The Alger Institutional Fund, The Alger American Fund, The Spectra Fund, The China U.S. Growth Fund, Castle Convertible Fund, Inc., John T. Sargent, Stephen E. O'Neil, Nathan E. Saint-Amand, Charles F. Baird, Roger P. Cheever and Lester L. Colbert

Daniel A. Pollack, Esq.
Edward T. McDermott, Esq.
Anthony Zaccaria, Esq.
POLLACK & KAMINSKY
114 West 47th Street
Suite 1900
New York, New York 10036
Tel: 212.475.4700
Fax: 212.575.6560
dapollack@pollacklawfirm.com
etmcdermott@pollacklawfirm.com
azaccaria@pollacklawfirm.com

Attorneys for Defendant Lawrence J. Lasser


SEC MAIL PROCESSING
RECEIVED
MAR 2 3 2005
WASH, D.C.
202
SECTION

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	MDL DOCKET 1586 Nos. 04-md-1586 1 04-md-1586 2 04-md-1586 3 04-md-1586 4
This Document Relates To: ALL TRACKS	

DECLARATION OF WESLEY R. POWELL IN SUPPORT OF THE OMNIBUS MOTION OF THE FUND DEFENDANTS TO DISMISS PLAINTIFFS' CONSOLIDATED AMENDED FUND DERIVATIVE COMPLAINTS

I, Wesley R. Powell, declare under penalty of perjury as follows:

1. I am counsel with the law firm of Clifford Chance US LLP, attorneys for Defendants Alliance Capital Management L.P., Alliance Capital Management Holding L.P., Alliance Capital Management Corporation (collectively, "Alliance Capital"), Marc O. Mayer, Roger Hertog, and Tak-Lung Tsim. I make this declaration in support of the Omnibus Motion of the Fund Defendants To Dismiss Plaintiffs' Consolidated Amended Fund Derivative Complaints in the above-captioned action.

2. Attached hereto as Exhibit A is a chart entitled "Amounts to Be Made Available by Funds Pursuant to Regulatory Settlements."

in Support of the Fund Defendants' Motions To Dismiss Plaintiffs' Consolidated Amended Fund Derivative Complaints ("Memorandum").

(a) Attached hereto at Tab B.1 is a true and correct copy of the Order Instituting Administrative and Cease-And-Desist Proceedings Pursuant to Sections 203(e) and 203(k) of the Investment Advisers Act of 1940, and Sections 9(b) and 9(f) of the Investment Company Act of 1940, Making Findings, and Imposing Remedial Sanctions and a Cease-And-Desist Order, *In the Matter of Alliance Capital Management, L.P.*, dated December 18, 2003.

(b) Attached hereto at Tab B.2 is a true and correct copy of a press release entitled "Statement by Attorney General Eliot Spitzer Regarding Mutual Fund Fee Reduction," dated December 18, 2003.

(c) Attached hereto at Tab B.3 is a true and correct copy of the Consent Order and Final Judgment in *Peter C. Harvey, et al. v. Allianz Dresdner Asset Management of America L.P., et al.*, dated June 2004.

(d) Attached hereto at Tab B.4 is a true and correct copy of the Order Instituting Administrative and Cease-And-Desist Proceedings, Making Findings, and Imposing Remedial Sanctions and a Cease-And-Desist Order Pursuant to Sections 203(e) and 203(k) of the Investment Advisers Act of 1940, Sections 9(b) and 9(f) of the Investment Company Act of 1940, and Section 15(b) of the Securities Exchange Act of 1934, *In the Matter of PA Fund Management LLC, PEA Capital LLC, and PA Distributors LLC*, dated September 15, 2004.

(e) Attached hereto at Tab B.5 is a true and correct copy of the Order Instituting Administrative and Cease-And-Desist Proceedings, Making Findings, and Imposing Remedial Sanctions and a Cease-And-Desist Order Pursuant to Sections 203(e), 203(f), and 203(k) of the Investment Advisers Act of 1940, and Sections 9(b) and 9(f) of the Investment Company Act of

1940, *In the Matter of Banc One Investment Advisors Corporation and Mark A. Beeson*, dated June 29, 2004.

(f) Attached hereto at Tab B.6 is a true and correct copy of the Assurance of Discontinuance Pursuant to Executive Law § 63-(15), *In the Matter of Banc One Investment Advisors Corporation*, dated June 29, 2004.

(g) Attached hereto at Tab B.7 is a true and correct copy of the Order Instituting Administrative and Cease-And-Desist Proceedings, Making Findings, and Imposing Remedial Sanctions and a Cease-And-Desist Order Pursuant to Section 8A of the Securities Act of 1933, Sections 15(b) and 21C of the Securities Exchange Act of 1934, Sections 203(e) and 203(k) of the Investment Advisers Act of 1940 and Sections 9(b) and 9(f) of the Investment Company Act of 1940, *In the Matter of Banc of America Capital Management, LLC, BACAP Distributors, LLC, and Banc of America Securities, LLC*, dated February 9, 2005.

(h) Attached hereto at Tab B.8 is a true and correct copy of the Assurance of Discontinuance Pursuant to Executive Law § 63-(15), *In the Matter of Banc of America Capital Management, LLC, BACAP Distributors, LLC, and Banc of America Securities, LLC*, dated January 31, 2005.

(i) Attached hereto at Tab B.9 is a true and correct copy of the Order Instituting Administrative and Cease-And-Desist Proceedings, Making Findings, and Imposing Remedial Sanctions and Cease-And-Desist Order Pursuant to Section 8A of the Securities Act of 1933, 15(b) and 21C of the Securities Exchange Act of 1934, Sections 203(e) and 203(k) of the Investment Advisers Act of 1940 and Sections 9(b) and 9(f) of the Investment Company Act of 1940, *In the Matter of Columbia Management Advisors, Inc. and Columbia Funds Distributor, Inc.*, dated February 9, 2005.

(j) Attached hereto as Tab B.10 is a true and correct copy of the Order Instituting Administrative and Cease-And-Desist Proceedings Pursuant to Sections 203(e) and 203(k) of the Investment Advisers Act of 1940, Sections 9(b) and 9(f) of the Investment Company Act of 1940, Making Findings, and Imposing Remedial Sanctions and a Cease-And-Desist Order, *In the Matter of Franklin Advisers, Inc.*, dated August 2, 2004.

(k) Attached hereto at Tab B.11 is a true and correct copy of the Order Instituting Administrative and Cease-And-Desist Proceedings Pursuant to Section 15(b) of the Securities Exchange Act of 1934, Sections 203(e) and 203(k) of the Investment Advisers Act of 1940, and Sections 9(b) and 9(f) of the Investment Company Act of 1940, Making Findings, and Imposing Remedial Sanctions and a Cease-And-Desist Order, *In the Matter of Invesco Funds Group, Inc., AIM Advisors, Inc., and AIM Distributors, Inc.*, dated October 8, 2004.

(l) Attached hereto at Tab B.12 is a true and correct copy of the Assurance of Discontinuance Pursuant to Executive Law § 63(15), *In the Matter of AIM Advisors, Inc.*, dated October 7, 2004.

(m) Attached hereto at Tab B.13 is a true and correct copy of the Form 8-K for Janus Capital Group Inc., dated August 18, 2004, which contains a press release entitled "*Janus Capital Group Reaches Final Settlement With Regulators*," the Securities and Exchange Order Instituting Administrative Cease-And-Desist Proceedings, the Assurance of Discontinuance with the Attorney General of the State of New York, the Assurance of Discontinuance with the Colorado Attorney General, and the Stipulation for Consent Order with the Colorado Division of Securities.

(n) Attached hereto at Tab B.14 is a true and correct copy of the Order Instituting Administrative and Cease-And-Desist Proceedings, Making Findings, and Imposing Remedial

Sanctions and a Cease-And-Desist Order Pursuant to Sections 203(e) and 203(k) of the Investment Advisers Act of 1940, and Sections 9(b) and 9(f) of the Investment Company Act of 1940, *In the Matter of Massachusetts Financial Services Company*, dated March 31, 2004.

(o) Attached hereto at Tab B.15 is a true and correct copy of a press release entitled "*MFS Settles Market-Timing Issues*," dated February 5, 2004.

(p) Attached hereto at Tab B.16 is a true and correct copy of the Order Instituting Administrative and Cease-And-Desist Proceedings, Making Findings and Imposing Remedial Sanctions and an Order to Cease-And-Desist Pursuant to Sections 203(e), and 203(k) of the Investment Advisers Act of 1940, and Sections 9(b) and 9(f) of the Investment Company Act of 1940, *In the Matter of Pilgrim Baxter & Associates, Ltd.*, dated June 21, 2004.

(q) Attached hereto at Tab B.17 is a true and correct copy of the Affirmation of Charles T. Caliendo in Support of Settlement with Defendants Gary L. Pilgrim and Harold J. Baxter, in *State of New York v. Pilgrim Baxter & Associates, Ltd., Gary L. Pilgrim and Harold J. Baxter*, dated November 17, 2004.

(r) Attached hereto at Tab B.18 is a true and correct copy of the Consent Order issued by the Commonwealth of Massachusetts Office of the Secretary of the Commonwealth Securities Division, *In the Matter of the Putnam Investment Management, LLC*, dated April 8, 2004.

(s) Attached hereto at Tab B.19 is a true and correct copy of the Order Making Findings and Imposing Partial Relief, Including a Final Censure, Remedial Undertakings and a Cease-And-Desist Order Pursuant to Sections 203(e) and 203(k) of the Investment Advisers Act of 1940 and Sections 9(b) and 9(f) of the Investment Company Act of 1940, *In the Matter of Putnam Investment Management, LLC*, dated November 13, 2003.

(t) Attached hereto at Tab B.20 is a true and correct copy of the Order Making Findings and Imposing Supplemental Remedial Sanctions Pursuant to Section 203(e) of the Investment Advisers Act of 1940 and Section 9(b) of the Investment Company Act of 1940, *In the Matter of Putnam Investment Management, LLC*, dated April 8, 2004.

(u) Attached hereto at Tab B.21 is a true and correct copy of the Order Instituting Administrative and Cease-And-Desist Proceedings Pursuant to Sections 203(e), 203(f) and 203(k) of the Investment Advisers Act of 1940 and Sections 9(b) and 9(f) of the Investment Company Act of 1940, Making Findings, and Imposing Remedial Sanctions and a Cease-And-Desist Order, *In the Matter of RS Investment Management, Inc., RS Investment Management, L.P., G. Randall Hecht and Steven M. Cohen*, dated October 6, 2004.

(v) Attached hereto at Tab B.22 is a true and correct copy of the Assurance of Discontinuance Pursuant to Executive Law § 63 (15), *In the Matter of RS Investment Management, L.P.*, dated October 6, 2004.

(w) Attached hereto at Tab B.23 is a true and correct copy of the Order Instituting Administrative and Cease-And-Desist Proceedings, Making Findings, and Imposing Remedial Sanctions and Cease-And-Desist Orders Pursuant to Sections 15(b)(4), 15(b)(6), 15B(c)(4), 17A(c)(3) and 17A(c)(4)(C) of the Securities Exchange Act of 1934, Sections 203(e), 203(f) and 203(k) of the Investment Advisers Act of 1940, and Sections 9(b) and 9(f) of the Investment Company Act of 1940, *In the Matter of Strong Capital Management, Inc., Strong Investor Services, Inc., Strong Investments, Inc., Richard S. Strong, Thomas A. Hooker, Jr. and Anthony D'Amato*, dated May 20, 2004.

(x) Attached hereto at Tab B.24 is a true and correct copy of a press release entitled "New York, Wisconsin Settle 'Market Timing' Allegations With Strong Capital Management and its Founder," dated May 20, 2004.

4. Attached hereto as Exhibit C is a true and correct copy of a press release entitled "*Bank of America and Nations Funds Trustees Announce Actions*," dated September 8, 2003.

5. Attached hereto as Exhibit D is a true and correct copy of the pages of Bank of America's 2003 Annual Report cited in the Memorandum at page 17.

6. Attached hereto as Exhibit E is a true and correct copy of the Supplement to the March 31, 2003 AllianceBernstein Bond Fund Inc.'s Prospectus, dated November 25, 2003.

7. Attached hereto as Exhibit F is a chart entitled "MDL-1586 States of Organization of Funds."

8. Attached hereto as Exhibit G are true and correct copies of the articles and press releases referenced at footnote 31 of the Memorandum.

(a) Attached hereto at Tab G.1 is a true and correct copy of an article entitled "*Janus Announces Measures to Address Issues Raised by New York Attorney General Eliot Spitzer*," dated September 6, 2003.

(b) Attached hereto at Tab G.2 is a true and correct copy of a Letter to Associates from Jamie Dimon, Bank One Corporation's Chairman, regarding investigation into market timing, dated September 8, 2003.

(c) Attached hereto at Tab G.3 is a true and correct copy of an article entitled "*Alliance Capital Management Issues a Statement With Regard to Its Mutual Fund Advisory Business*," dated September 30, 2003.

(d) Attached hereto at Tab G.4 is a true and correct copy of an article entitled "*Federated Provides Update on Inquiries into Mutual Fund Shareholder Trading Practices,*" dated October 22, 2003.

(e) Attached hereto as Tab G.5 is a true and correct copy of an article entitled "*Pilgrim Baxter & Associates Announces New Leadership; David J. Bullock Named Chief Executive, Scott F. Powers Chairman Harold J. Baxter and Gary L. Pilgrim Step Down,*" dated November 13, 2003.

(f) Attached hereto at Tab G.6 is a true and correct copy of an article entitled "*Fred Alger's President Praised Employees Who Resisted Effort to Obstruct Mutual Fund Investigation – Chung: 'Firm Committed to Industry-Wide Reform,*" dated October 16, 2003.

(g) Attached hereto at Tab G.7 is a true and correct copy of a press release entitled "*AMVESCAP Updates Response to Civil Charges,*" dated January 14, 2004.

9. Attached hereto as Exhibit H is a true and correct copy of the memorandum and order entered in *Zucker v. AIM Advisors, Inc.*, Civil Action No. H-03-5653, slip op. at 11-13 (S.D. Tex. Jan. 20, 2005).

10. Attached hereto as Exhibit I is a true and correct copy of the memorandum and order entered in *Lieber v. Invesco Funds Group, Inc.*, Civil Action No. H-03-5744, slip op. at 12-14 (S.D. Tex. Jan. 20, 2005).

I hereby declare under penalty of perjury that the foregoing is true and correct.

Executed on February 25, 2005.



Wesley R. Powell

EXHIBIT A

EXHIBIT A

AMOUNTS TO BE MADE AVAILABLE BY FUNDS PURSUANT TO REGULATORY SETTLEMENTS

Entity	Disgorgement	Penalty	Fee Reduction	Total
Alliance	$150 million	$100 million	$350 million	$600 million
Allianz Dresdner	$10 million	$40 million	N/A	$50 million
Banc One	$10 million	$40 million	$40 million	$90 million
Bank of America	$250 million	$125 million	$80 million	$455 million
Columbia	$70 million	$70 million	$80 million	$220 million
Franklin Templeton	$30 million	$20 million	N/A	$50 million
Invesco/AIM	$235 million	$140 million	$75 million	$450 million
Janus	$50 million	$50 million	$125 million	$225 million
MFS	$175 million	$51 million	$125 million	$351 million
Pilgrim Baxter	$40 million	$50 million	$10 million	$100 million
Putnam	$10 million	$100 million	N/A	$110 million
Robertson Stephens	$11.5 million	$13.5 million	$5 million	$30 million
Strong	$40 million	$40 million	$35 million	$115 million
Total	$1.07 billion	$799.5 million	$925 million	$2.8 billion[1]

1 In addition to the amounts reflected in the chart, Fund Trustees also will participate in the distribution of more than $220 million in disgorgement and civil penalties being paid by individuals currently or formerly associated with the Fund families pursuant to regulatory settlements.

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	MDL DOCKET 1586 Nos. 04-md-1586 1 04-md-1586 2 04-md-1586 3 04-md-1586 4
This Document Relates To: ALL TRACKS	

NOTICE OF FILING OF LENGTHY EXHIBIT

Exhibit B of the Declaration of Wesley R. Powell in Support of the Omnibus Motion of the Fund Defendants to Dismiss Plaintiffs' Consolidated Amended Fund Derivative Complaints ("Declaration") exceeds 15 pages or longer. Therefore, Exhibit B of the Declaration will be filed with the Clerk's Office in paper format.

I certify that within 24 hours of the filing of this Notice, I will file paper copies of the documents identified above. Pursaunt to this Court's Letter to Counsel, on February 28, 2005, a copy of the Declaration was served via email on all parties to the above-referenced action.

Dated: March 4, 2005

Respectfully submitted,

CLIFFORD CHANCE US LLP

By: /s/ Mark Holland

Mark A. Kirsch
Mark Holland
Wesley R. Powell
Mary K. Dulka
Anthony M. Candido
Margaret M. Snyder
31 West 52nd Street
New York, New York 10019
(212) 878-8000 (ph)
(212) 878-8375 (fax)
mark.kirsch@cliffordchance.com
mark.holland@cliffordchance.com
wesley.powell@cliffordchance.com
mark.dulka@cliffordchance.com
anthony.candido@cliffordchance.com
polly.snyder@cliffordchance.com

EXHIBIT C


Bank of America
Higher Standards

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Bank of America and Nations Funds Trustees announce actions

September 8, 2003

Reporters May Contact
Bob Stickler, Bank of America, 704.386.8465
robert.stickler@bankofamerica.com

NEW YORK -- Bank of America and the Nations Funds Board of Trustees, through its independent Chairman, William Carmichael, today announced actions in response to allegations last week by the New York Attorney General's office concerning certain activities relating to the distribution of mutual fund shares, specifically market timing and late day trading.

Nations Funds Board Actions
"The Board of Trustees of the Nations Funds has always taken its fiduciary obligations to its shareholders as the fundamental and guiding principle of all of our activities. The Board will continue to take a proactive and deliberate role in carrying out its oversight responsibilities to the Nations Funds shareholders," said Mr. Carmichael. "Bank of America's senior management has been, and continues to be, fully cooperative with our efforts to evaulate the situation as it relates to the Attorney General's inquiry, and to take appropriate action in the interests of our shareholders and customers," Mr. Carmichael added.

The Board will take the following actions:

- Independent Evaluation. The independent trustees of the Nations Funds will hire an independent firm to evaluate whether there was any monetary impact to any funds in which the adviser to the fund permitted a discretionary market-timing agreement.
- Evaluation of Fund Management Practices. The independent trustees of the Nations Funds will evaluate whether any additional steps are appropriate to assure Nations Funds shareholders that the funds are being

managed and operated in their interests. Such measures may include the hiring of an independent expert to review the processes and procedures employed by the Nations Funds and its service providers, to ensure the funds are being managed and serviced in a manner that is in accordance with highest industry practices.

- Continuing Review of Late-Day Trading. The independent trustees of the Nations Funds have received assurances from Bank of America that it is diligently reviewing the issues related to late-day trading activities in Nations Funds, and will continue to do so until this matter is resolved. The board will, with the assistance of the independent firm it will retain, conduct its own review, consider the results of the Bank of America review, and take action as appropriate.

Bank of America Actions
Bank of America will take the following actions:

- Nations Funds Shareholder Restitution. To the extent that the independent firm determines that Nations Funds shareholders were adversely affected by such a discretionary market timing agreement, the adviser will make appropriate restitution. Appropriate restitution will also be made to the extent that it is determined that Nations Funds shareholders were adversely impacted by such late day trading activities.

- Reimbursement of Fees. The adviser will promptly return to the funds that were the subject of a market timing agreement all funds management and advisory fees it received as a result of such an agreement. This will occur whether or not there is an independent determination of any negative impact to fund shareholders.

- Continuing Cooperation with Governmental and Regulatory Authorities. Bank of America will continue cooperating fully with governmental and regulatory authorities to resolve this matter fully and completely, in a manner that demonstrates an unwavering commitment to the best interests of Nations Funds' shareholders. It will also support uniform rules to regulate market timing in mutual funds.


USA



EXHIBIT D

Bank of America 

Higher Standards

2003: Our best year. We served our 28,000,000 customers better than ever before.  Investors entrusted us with $474,000,000,000 of their assets. We served 25,000 midsized companies—more than any other bank. 2,000,000 small businesses made us the nation's number-one small business bank.  Customers opened 1,240,000 net new checking accounts. We made loans to more than 1,000,000 homeowners.  We helped more than 452,000 low- and moderate-income families obtain affordable new homes. We delivered more than $300,000,000,000 in investment banking solutions for our clients. **And we continue to raise the bar.**

2003 ANNUAL REPORT

The Corporation also sells products that guarantee the return of principal to investors at a preset future date. These guarantees cover a broad range of underlying asset classes and are designed to cover the shortfall between the market value of the underlying portfolio and the principal amount on the preset future date. To manage its exposure, the Corporation requires that these guarantees be backed by structural and investment constraints and certain pre-defined triggers that would require the underlying assets or portfolio to be liquidated and invested in zero-coupon bonds that mature at the preset future date. The Corporation is required to fund any shortfall at the preset future date between the proceeds of the liquidated assets and the purchase price of the zero-coupon bonds. These guarantees are booked as derivatives and marked to market in the trading portfolio. At December 31, 2003 and 2002, the notional amount of these guarantees totaled $7.4 billion and $4.1 billion, respectively; however, as of December 31, 2003 and 2002, the Corporation had not made a payment under these products, and management believes that the probability of payments under these guarantees is remote. These guarantees have an approximate term ending between 2005 and 2010.

In the ordinary course of business, the Corporation enters into various agreements that contain indemnifications, such as tax indemnifications, whereupon payment may become due if certain external events occur, such as a change in tax law. These agreements typically contain an early termination clause that permits the Corporation to exit the agreement upon these events. The maximum potential future payment under indemnification agreements is difficult to assess for several reasons, including the inability to predict future changes in tax and other laws, the difficulty in determining how such laws would apply to parties in contracts, the absence of exposure limits contained in standard contract language and the timing of the early termination clause. Historically, any payments made under these guarantees have been de minimis. Management has assessed the probability of making such payments in the future as remote.

The Corporation has entered into additional guarantee agreements, including lease end obligation agreements, partial credit guarantees on certain leases, sold risk participation swaps and sold put options that require gross settlement. The maximum potential future payment under these agreements was approximately $1.3 billion and $575 million at December 31, 2003 and 2002, respectively. The estimated maturity dates of these obligations are between 2004 and 2025. As of December 31, 2003 and 2002, the Corporation had made no material payments under these products.

For additional information on recourse obligations related to mortgage loans sold and other guarantees related to securitizations, see Note 9 of the consolidated financial statements.

Litigation and Regulatory Matters

In the ordinary course of business, the Corporation and its subsidiaries are routinely defendants in or parties to a number of pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants. In certain of these actions and proceedings, claims for substantial monetary damages are asserted against the Corporation and its subsidiaries and certain of these actions and proceedings are based on alleged violations of consumer protection, securities, environmental, banking and other laws.

In view of the inherent difficulty of predicting the outcome of such matters, the Corporation cannot state what the eventual outcome of pending matters will be; however, based on current knowledge, management does not believe that liabilities, if any, arising from pending litigation or regulatory matters, including the litigation and regulatory matters described below, will have a material adverse effect on the consolidated financial position or liquidity of the Corporation but may be material to the Corporation's operating results for any particular quarter.

Mutual Fund Operations

On September 3, 2003, the Office of the Attorney General for the State of New York (NYAG) simultaneously filed and settled a complaint against Canary Capital Partners, LLC, et al. (collectively, Canary). The complaint alleged, among other things, that Canary engaged in improper trading with certain mutual funds in the Nations Funds family (Nations Funds). Specifically, the NYAG alleged that Canary engaged in activities that it characterized as "market timing" and "late trading." The Corporation is cooperating fully with the NYAG, the SEC and other regulators in connection with these inquiries.

On September 16, 2003, the NYAG announced a criminal action, and the SEC announced a civil action, against a former employee of Banc of America Securities LLC (BAS). The complaints allege that this former employee played a key role in enabling Canary to engage in "late trading" of shares of Nations Funds and other mutual funds in violation of state and federal law.

The Corporation has announced that it will establish a restitution fund for shareholders of the Nations Funds who were harmed by Canary's late trading and market timing practices. In addition, the Corporation announced that it will provide restitution for shareholders of third party mutual funds who were harmed by any late trading activities by Canary that are found to have occurred through the Corporation in the event restitution is not otherwise available from Canary, its affiliates, its investors or from any other third parties. The Corporation has also committed to return to the Nations Funds all funds management and advisory fees related to the Canary market timing agreement.

The Corporation has named several key leaders and advisors external to the Corporation to review mutual fund practices. These individuals are currently leading an independent review of the Corporation's mutual fund policies and practices, including a complete legal and regulatory compliance review of the Corporation's mutual fund business, and coordinating a detailed review of all technology, control, and compliance systems related to the mutual fund business, including all systems relating to sales, clearing, and derivative and brokerage operations.

The Corporation is developing new policies to eliminate all lending, derivatives, brokerage services or any other services relating to mutual fund trading activity by clients known to the Corporation to engage in active mutual fund market timing not permitted by the targeted funds. The Corporation has committed that the market timing policies being established will no longer permit special exceptions.

The independent trustees of the Board of Trustees of the Nations Funds have retained an independent firm to evaluate the extent of any adverse monetary impact to any Nations Fund in which the Nations Funds' adviser permitted a discretionary market timing agreement. They also announced that they would evaluate whether any additional steps are appropriate to assure Nations Funds shareholders that the Nations Funds are being managed in their best interests. In addition, the independent trustees announced that the Board of Trustees, with the assistance of the independent firm, will conduct a review of the issues relating to late trading in Nations Funds, consider the results of the review of these issues being conducted by the Corporation, and take action as appropriate.

As of the date hereof, a number of lawsuits and regulatory proceedings have been filed against the Corporation, its affiliates and associates in connection with these circumstances, alleging, among other things, breaches of fiduciary duties, federal securities laws, the ERISA Act, the Investment Company Act of 1940, and the Investment Advisers Act of 1940 as well as contractual and other common law claims. The Corporation has also received shareholder derivative actions purportedly brought on behalf of the Corporation alleging various claims, including breach of fiduciary duty, against the Board of Directors in connection with these matters. Additional lawsuits or regulatory proceedings presenting similar or additional allegations and requests for relief arising out of these circumstances could be filed in the future against the Corporation and related parties.

During the quarter ended September 30, 2003, the Corporation recognized a $100 million charge to income in connection with these matters. The Corporation, however, cannot determine at this time the eventual outcome, timing or impact of these matters. Accordingly, it is possible that additional charges in the future may be required.

Enron Corporation (Enron) Securities Litigation

The Corporation was named as a defendant, along with a number of commercial and investment banks and their holding companies, certain former Enron officers and directors, law firms and accountants, in a putative consolidated class action pending in the United States District Court for the Southern District of Texas filed on April 8, 2002 entitled Newby v. Enron. The amended complaint, which was filed in May 2003 and is now the operative complaint, alleges claims against the Corporation and BAS under Sections 11, 12 and 15 of the Securities Act of 1933 related to the role of BAS as an underwriter of two public offerings of Enron debt and as an initial purchaser in a private placement of debt issued by an Enron-affiliated company. The Corporation and BAS have moved to dismiss all of the claims asserted against them in the operative complaint. That motion is fully briefed and remains pending. Plaintiffs' motion for class certification is fully briefed and remains pending.

In addition, the Corporation and certain of its affiliates have been named as defendants or third-party defendants, along with other commercial and investment banks and many other parties, in various other individual and putative class actions relating to Enron. The complaints assert claims under federal securities laws, state securities laws and/or state common law or statutes. The majority of these actions were either filed in or have been transferred to the United States District Court for the Southern District of Texas and consolidated or coordinated with Newby v. Enron.

The Corporation cannot determine at this time the eventual outcome, timing or impact of these matters.

WorldCom, Inc. (WorldCom) Securities Litigation

BAS, Banc of America Securities Limited (BASL), and other underwriters of WorldCom bonds issued in 2000 and 2001, as well as former officers and directors of WorldCom and other parties, have been named as defendants in a class action lawsuit filed in the United States District Court for the Southern District of New York entitled WorldCom Securities Litigation. The operative complaint alleges claims against BAS and BASL under Sections 11 and 12 of the Securities Act of 1933 in connection with 2000 and 2001 public bond offerings and is brought on behalf of purchasers and acquirers of bonds issued in or traceable to these offerings. On October 24, 2003, United States District Court Judge Denise Cote certified a class consisting of "all persons and entities who purchased or otherwise acquired publicly-traded securities of WorldCom during the period beginning April 29, 1999 through and including June 25, 2002 and who were injured thereby." Fact discovery is presently proceeding in this class action and a trial date has been set for January 10, 2005.

In addition, the Corporation, BAS and BASL, along with other underwriters, certain holding companies affiliated with the underwriters, a former Salomon Smith Barney telecommunications analyst, certain former officers and directors of WorldCom and WorldCom's former auditors have been named as defendants in numerous individual actions that were filed in either federal or state courts arising out of alleged accounting irregularities of the books and records of WorldCom. Plaintiffs in these actions are typically institutional investors, including state pension funds, who allegedly purchased debt securities issued by WorldCom pursuant to public offerings in 1997, 1998, 2000 or 2001. The majority of the complaints assert only claims under Section 11 of the Securities Act of 1933, but some complaints also include claims under the Exchange Act of 1934, state securities laws, other state statutes and under common law theories. Most of these cases were filed in state court and subsequently removed (as related to WorldCom's bankruptcy) by defendants to federal courts and then transferred by the Judicial Panel for Multidistrict Litigation to the United States District Court for the Southern District of New York to be consolidated with WorldCom Securities Litigation for pre-trial purposes. Seven of these actions, which have been removed, were remanded to state courts in Alabama (2), Tennessee, Pennsylvania (3) and Illinois.

Certain plaintiffs in actions transferred to the Southern District of New York have filed an appeal to the Second Circuit Court of Appeals arguing that their actions were not properly removed to federal court because a provision in the Securities Act prevented such removals. Defendants, including the underwriters, have argued that removal was proper.

Additional complaints were filed on behalf of purchasers of WorldCom stock in state courts in Mississippi against the Corporation and BAS, as well as certain former officers and directors of WorldCom, other commercial and investment banks and other parties. These cases have also been transferred to the United States District Court for the Southern District of New York and consolidated with WorldCom Securities Litigation for pre-trial purposes.

The Corporation cannot determine at this time the eventual outcome, timing or impact of these matters.

Adelphia Communications Corporation (Adelphia) Securities Litigation

Bank of America, N.A. and BAS are defendants in several private civil actions relating to Adelphia which have been consolidated for pre-trial purposes and are currently pending in the United States District Court for the Southern District of New York. The actions include a class action and various individual actions. BAS was a member of seven underwriting syndicates of securities issued by Adelphia, and Bank of America, N.A. was an agent and/or lender in connection with five credit facilities in which Adelphia subsidiaries were borrowers. Additional defendants include other members of those syndicates, underwriters for additional Adelphia securities offerings, lenders and agents for that and other credit facilities, former Adelphia insiders and members of its board of directors, and Adelphia's outside auditors and counsel. The complaints allege claims under the Securities Act of 1933 and the Securities Exchange Act of 1934.

Bank of America, N.A. and BAS are also defendants in an adversary proceeding pending in the United States Bankruptcy Court for the Southern District of New York. The proceeding is brought by the Official Committee of Unsecured Creditors in the Adelphia Bankruptcy Proceedings (the Creditors Committee) on behalf of Adelphia; however, the Bankruptcy Court has not yet given the Creditors Committee authority to bring this lawsuit. The adversary proceeding complaint names over 400 defendants and asserts over 50 claims under federal statute (including Bank Holding Company Act), state common law and various provisions of the Bankruptcy Code. The Creditors Committee seeks avoidance and recovery of payments, equitable subordination, disallowance and recharacterization of claims and recovery of damages in an unspecified amount. Bank of America, N.A., BAS and other investment bank defendants have filed motions to dismiss. The Official Committee of Equity Security Holders in the Adelphia Bankruptcy Proceedings has filed a motion seeking to intervene in the adversary proceeding and to file its own complaint. The proposed complaint is similar to the Creditor's Committee complaint, except that it also asserts claims under RICO and various state law theories.

The Corporation cannot determine at this time the eventual outcome, timing or impact of these matters.

Paul J. Miller v. Bank of America, N.A.

On August 13, 1998, Bank of America, N.A.'s predecessor was named as a defendant in this class action challenging its practice, consistent with the banking industry, of debiting accounts that receive, by direct deposit, governmental benefits to repay fees incurred in those accounts. The action alleges fraud, negligent misrepresentation and violations of certain California laws. On October 16, 2001, a class was certified consisting of more than one million California residents who have, had or will have, at any time after August 13, 1994, a deposit account with Bank of America, N.A. into which payments of public benefits are or have been directly deposited by the government. The case proceeded to trial on January 20, 2004. On February 25, 2004, at the conclusion of the jury phase of the trial, the jury found in Bank of America, N.A.'s favor on three of the four claims presented to the jury. As to the fourth claim, alleging that Bank of America, N.A. violated certain California laws, the jury imposed damages of approximately $75 million and awarded the class representative $275,000 in emotional distress damages. The jury also assessed a $1,000 penalty as to those members of the class suffering substantial economic or emotional harm as a result of the practice but did not determine which or how many class members are entitled to the penalty. This and other legal issues remain outstanding in the trial court.

The Corporation believes that this case is without merit and plans to appeal any adverse judgement. The Corporation cannot determine at this time the eventual outcome, timing or impact of this matter.

D.E. Shaw Litigation

Following the merger of NationsBank Corporation and BankAmerica Corporation in September 1998, the Corporation and certain of its officers and directors were named as defendants in class actions brought on behalf of persons who purchased NationsBank or BankAmerica shares between August 4, 1998 and September 30, 1998; persons who purchased shares of the Corporation between October 1 and October 13, 1998, and persons who held NationsBank or BankAmerica shares as of the merger. The claims on behalf of the purchasers and the persons who held NationsBank shares as of the merger principally rested on the allegation that the Corporation or its predecessors failed to disclose material facts concerning a $1.4 billion financial relationship between BankAmerica Corporation and D.E. Shaw & Co. that resulted in a $372 million charge to the Corporation's earnings in the quarter ending September 30, 1998. The claims of the persons who held BankAmerica shares as of the merger principally rested on the allegation that the defendants misrepresented a "takeover" of BankAmerica Corporation as a "merger of equals."

On November 2, 2002, the United States District Court for the Eastern District of Missouri (the Federal Court), the Court to which all federal actions had been transferred, entered a final judgment dismissing the actions with prejudice. The Federal Court entered the judgment after approving a settlement providing for payment of $333 million to the classes of purchasers and holders of NationsBank shares and $157 million to the classes of purchasers of BankAmerica and Corporation shares and holders of BankAmerica shares (all amounts to bear interest at the 90-day Treasury Bill Rate from March 6, 2002 to the date of payment). The Eighth Circuit Court of Appeals affirmed the judgment on appeal by certain objecting plaintiffs and class members on December 2, 2003, and denied a petition for rehearing on January 9, 2004. It is expected that, in accordance with its terms, the settlement will become final in April 2004 unless further review is sought in the Supreme Court of the United States. There remain pending several actions in California that have been stayed since April 2000, when the Federal Court enjoined the plaintiffs in those actions from purporting to prosecute their claims on behalf of a class.

Regulatory

In the course of its business, the Corporation is subject to regulatory examinations, information gathering requests, inquiries and investigations. Two of the Corporation's subsidiaries, BAS and Banc of America Investment Services, Inc. (BAI), are registered broker/dealers under the federal securities laws and are subject to regulation by the SEC, the National Association of Securities Dealers, the New York Stock Exchange and state securities regulators. In connection with several, formal and informal, investigations by those agencies, BAS and BAI have received numerous requests, subpoenas and orders for documents, testimony and information in connection with various aspects of its regulated activities.

The SEC is currently conducting a formal investigation with respect to certain trading and research-related activities of BAS during the period 1999 through 2001. To date, the SEC staff has not indicated whether it intends to recommend any enforcement action in connection with these trading and research-related activities. On December 30, 2003, however, BAS was advised by the SEC staff that it does intend to recommend action against BAS with respect to alleged books and records violations related to the preservation and production of materials requested during the investigation of the trading and research-related activities. BAS is cooperating with the SEC staff with respect to the ongoing investigation and is also working with the staff to reach a resolution of the books and records matter.

Note 14 Shareholders' Equity and Earnings Per Common Share

On January 22, 2003, the Corporation's Board of Directors (the Board) authorized a stock repurchase program of up to 130 million shares of the Corporation's common stock at an aggregate cost of $12.5 billion. At December 31, 2003, the remaining buyback authority for common stock under this program totaled $4.3 billion, or 24 million shares. On December 11, 2001, the Board authorized a stock repurchase program of up to 130 million shares of the Corporation's common stock at an aggregate cost of up to $10.0 billion. The 2001 repurchase plan was completed in 2003. On July 26, 2000, the Board authorized a stock repurchase program of up to 100 million shares of the Corporation's common stock at an aggregate cost of up to $7.5 billion. The 2000 repurchase plan was completed in 2002. During 2003, the Corporation repurchased approximately 129 million shares of its common stock in open market repurchases and under an accelerated repurchase program at an average per share price of $75.76, which reduced shareholders' equity by $9.8 billion and increased diluted earnings per common share by approximately $0.22. These repurchases were partially offset by the issuance of 70 million shares of common stock under employee plans, which increased shareholders' equity by $4.2 billion, net of $123 million of deferred compensation related to restricted stock awards, and decreased diluted earnings per common share by approximately $0.16 in 2003. During 2002, the Corporation repurchased approximately 109 million shares of its common stock in open market repurchases at an average per share price of $68.55, which reduced shareholders' equity by $7.5 billion and increased diluted earnings per common share by approximately $0.22. These repurchases were partially offset by the issuance of 50 million shares of common stock under employee plans, which increased shareholders' equity by $2.6 billion and decreased diluted earnings per common share by approximately $0.11 in 2002. During 2001, the Corporation repurchased approximately 82 million shares of its common stock in open market repurchases at an average per share price of $57.58, which reduced shareholders' equity by $4.7 billion. These repurchases were partially offset by the issuance of 27 million shares of common stock under employee plans, which increased shareholders' equity by $1.1 billion. The Corporation will continue to repurchase shares, from time to time, in the open market or private transactions through its previously approved repurchase plan.

On January 28, 2004, the Board authorized a stock repurchase program of up to 90 million shares of the Corporation's common stock at an aggregate cost not to exceed $9.0 billion and to be completed within a period of 18 months.

At December 31, 2003, the Corporation had 1.3 million shares issued and outstanding of ESOP Convertible Preferred Stock, Series C (ESOP Preferred Stock). The ESOP Preferred Stock has a stated and liquidation value of $42.50 per share, provides for an annual cumulative dividend of $3.30 per share and each share is convertible into 1.68 shares of the Corporation's common stock. ESOP Preferred Stock in the amounts of $4 million for 2003 and $7 million for both 2002 and 2001 was converted into the Corporation's common stock.

Accumulated OCI includes pre-tax net unrealized gains (losses) related to available-for-sale debt and marketable equity securities, foreign currency translation adjustments, derivatives and other of $(3.8) billion, $2.7 billion and $1.9 billion at December 31, 2003, 2002 and 2001, respectively. The net change in accumulated OCI also includes adjustments for gains (losses) to net income during the current year that had been included in accumulated OCI in previous year ends. Pre-tax adjustments for gains included in the Consolidated Statement of Income for 2003, 2002 and 2001 were $1.4 billion, $780 million and $715 million, respectively. The related income tax expense (benefit) was $(1.8) billion, $1.1 billion and $30 million in 2003, 2002 and 2001, respectively.

The Corporation has, from time to time, sold put options on its common stock to independent third parties. The put option program was designed to partially offset the cost of share repurchases. The put options give the holders the right to sell shares of the Corporation's common stock to the Corporation on certain dates at specified prices. The put option contracts allow the Corporation to determine the method of settlement, and the premiums received were reflected as a liability subsequent to the adoption of SFAS 150; prior to that, these put options were reported as a component of other shareholders' equity and were accounted for as permanent equity, and accordingly, there was no impact on the income statement. No other derivative contracts are used in the Corporation's repurchase programs. As of December 31, 2003, all put options under this program had matured and there were no remaining put options outstanding.

At December 31, 2003, there were no premiums on written put options. Included in shareholders' equity at December 31, 2002 were premiums on written put options of $47 million. Included in shareholders' equity at December 31, 2003 and 2002 were restricted stock award plan deferred compensation of $154 million and $31 million, respectively.

The calculation of earnings per common share and diluted earnings per common share for 2003, 2002 and 2001 is presented below. See Note 1 of the consolidated financial statements for a discussion on the calculation of earnings per common share.

(Dollars in millions, except per share information, shares in thousands)	2003	2002	2001
Earnings per common share			
Net income	$ 10,810	$ 9,249	$ 6,792
Preferred stock dividends	(4)	(5)	(5)
Net income available to common shareholders	$ 10,806	$ 9,244	$ 6,787
Average common shares issued and outstanding	1,486,703	1,520,042	1,594,957
Earnings per common share	$ 7.27	$ 6.09	$ 4.26
Diluted earnings per common share			
Net income available to common shareholders	$ 10,806	$ 9,244	$ 6,787
Preferred stock dividends	4	5	5
Net income available to common shareholders and assumed conversions	$ 10,810	$ 9,249	$ 6,792
Average common shares issued and outstanding	1,486,703	1,520,042	1,594,957
Dilutive potential common shares[1,2]	28,475	45,425	30,697
Total diluted average common shares issued and outstanding	1,515,178	1,565,467	1,625,654
Diluted earnings per common share	$ 7.13	$ 5.91	$ 4.18

(1) For 2003, 2002 and 2001, average options to purchase 9 million, 22 million and 85 million shares, respectively were outstanding but not included in the computation of earnings per common share because they were antidilutive.

(2) Includes incremental shares from assumed conversions of convertible preferred stock, restricted stock units and stock options.

EXHIBIT E

ALLIANCEBERNSTEIN BOND FUND INC

500 PLAZA DRIVE
1345 AVENUE OF THE AMERICAS
SECAUCUS, NJ 07094
201. 319.4105

497

Filed on 11/26/2003
File Number 002-48227


GSI

This is filed pursuant to Rule 497(e).

AllianceBernstein Americas Government Income Trust, Inc.
File Nos. 33-45328 and 811-06554.

AllianceBernstein Global Strategic Income Trust, Inc.
File Nos. 33-63797 and 811-07391.

AllianceBernstein High Yield Fund, Inc.
File Nos. 333-18505 and 811-09160.

AllianceBernstein Multi-Market Strategy Trust, Inc.
File Nos. 33-39350 and 811-06251.

AllianceBernstein All-Asia Investment Fund, Inc.
File Nos. 33-84270 and 811-08776.

AllianceBernstein Global Small Cap Fund, Inc.
File Nos. 2-25364 and 811-01415.

AllianceBernstein Greater China '97 Fund, Inc.
File Nos. 333-26229 and 811-08201.

AllianceBernstein Health Care Fund, Inc.
File Nos. 333-77953 and 811-09329.

AllianceBernstein International Premier Growth Fund, Inc.
File Nos. 333-41375 and 811-08527.

AllianceBernstein Mid-Cap Growth Fund, Inc.
File Nos. 2-10768 and 811-00204.

AllianceBernstein New Europe Fund, Inc.
File Nos. 33-37848 and 811-06028.

AllianceBernstein Premier Growth Fund, Inc.
File Nos. 33-49530 and 811-06730.

AllianceBernstein Small Cap Growth Fund, Inc.
File Nos. 2-29901 and 811-01716.

AllianceBernstein Technology Fund, Inc.
File Nos. 2-70427 and 811-03131.

AllianceBernstein Worldwide Privatization Fund, Inc.
File Nos. 33-76598 and 811-08426.

The AllianceBernstein Portfolios
File Nos. 33-12988 and 811-05088

AllianceBernstein Institutional Funds, Inc.
File Nos. 333-37177 and 811-08403.

AllianceBernstein Municipal Income Fund, Inc.
File Nos. 33-07812 and 811-04791

AllianceBernstein Municipal Income Fund II
File Nos. 33-60560 and 811-07618

AllianceBernstein Select Investor Series, Inc.
File Nos. 333-08818 and 811-09176.

AllianceBernstein Balanced Shares, Inc.
File Nos. 2-10988 and 811-00134.

AllianceBernstein Disciplined Value Fund, Inc.
File Nos. 333-90261 and 811-09687.

AllianceBernstein Growth and Income Fund, Inc.
File Nos. 2-11023 and 811-00126.

AllianceBernstein Real Estate Investment Fund, Inc.
File Nos. 333-08153 and 811-07707.

AllianceBernstein Utility Income Fund, Inc.
File Nos. 33-66630 and 811-07916.

AllianceBernstein Trust
File Nos. 333-51938 and 811-10221.

AllianceBernstein Bond Fund, Inc.
File Nos. 2-48227 and 811-2383.

AllianceBernstein Emerging Market Debt Fund, Inc.
File Nos. 33-72460 and 811-08188.

AllianceBernstein Exchange Reserves
File Nos. 33-74230 and 811-08294.

AllianceBernstein Blended Style Series, Inc.
File Nos. 333-87002 and 811-21081.

ALLIANCEBERNSTEIN
Investment Research and Management [LOGO] SM

ALLIANCEBERNSTEIN ALL-ASIA INVESTMENT FUND

ALLIANCEBERNSTEIN BLENDED STYLE SERIES

ALLIANCEBERNSTEIN BOND FUNDS

ALLIANCEBERNSTEIN EXCHANGE RESERVES

ALLIANCEBERNSTEIN GLOBAL SMALL CAP FUND

ALLIANCEBERNSTEIN GREATER CHINA `97 FUND

ALLIANCEBERNSTEIN GROWTH FUNDS

ALLIANCEBERNSTEIN INSTITUTIONAL FUNDS
AllianceBernstein Premier Growth Institutional Fund
AllianceBernstein Quasar Institutional Fund
AllianceBernstein Real Estate Investment Institutional Fund

ALLIANCEBERNSTEIN INSTITUTIONAL FUNDS
AllianceBernstein Special Equity Institutional Fund

ALLIANCEBERNSTEIN MUNICIPAL INCOME PORTFOLIOS
National Portfolio
Insured National Portfolio
California Portfolio
Insured California Portfolio
Arizona Portfolio
Florida Portfolio
Massachusetts Portfolio
Michigan Portfolio
Minnesota Portfolio
New Jersey Portfolio
New York Portfolio
Ohio Portfolio
Pennsylvania Portfolio
Virginia Portfolio

ALLIANCEBERNSTEIN SELECT INVESTOR SERIES
Premier Portfolio
Technology Portfolio

ALLIANCEBERNSTEIN SELECT INVESTOR SERIES
Biotechnology Portfolio

ALLIANCEBERNSTEIN VALUE FUNDS

ALLIANCEBERNSTEIN WEALTH STRATEGIES

Supplement dated November 25, 2003 to:

The Prospectuses dated March 31, 2003 of the AllianceBernstein Institutional Funds, AllianceBernstein Municipal Income Fund, AllianceBernstein Municipal Income Fund II, AllianceBernstein Select Investor Series-Premier Portfolio and Technology Portfolio, AllianceBernstein Trust, AllianceBernstein Growth and Income Fund, AllianceBernstein Disciplined Value Fund, AllianceBernstein Balanced Shares, AllianceBernstein Utility Income Fund and AllianceBernstein Real Estate Investment Fund;

The Prospectuses dated November 3, 2003 of the AllianceBernstein Bond Fund, AllianceBernstein High Yield Fund, AllianceBernstein Global Strategic Income Trust, AllianceBernstein Americas Government Income Trust, AllianceBernstein Emerging Market Debt Fund, AllianceBernstein Multi-Market Strategy Trust, AllianceBernstein Premier Growth Fund, The AllianceBernstein Portfolios - AllianceBernstein Growth Fund, AllianceBernstein Mid-Cap Growth Fund, AllianceBernstein Small Cap Growth Fund, AllianceBernstein Technology Fund, AllianceBernstein Health Care Fund, AllianceBernstein International Premier Growth Fund, AllianceBernstein Global Small Cap Fund, AllianceBernstein Worldwide Privatization Fund, AllianceBernstein New Europe Fund, AllianceBernstein All-Asia Investment Fund, AllianceBernstein Greater China `97 Fund and AllianceBernstein Select Investor Series - Biotechnology Portfolio;

The Prospectus dated October 1, 2003 of AllianceBernstein Blended Style Series;

The Prospectus dated March 31, 2003 of AllianceBernstein Exchange Reserves; and

The Prospectus dated September 2, 2003 of The AllianceBernstein Portfolios-AllianceBernstein Wealth Appreciation Strategy, AllianceBernstein Balanced Wealth Strategy, AllianceBernstein Wealth Preservation Strategy, AllianceBernstein Tax-Managed Wealth Appreciation Strategy, AllianceBernstein Tax-Managed Balanced Wealth Strategy and AllianceBernstein Tax-Managed Preservation Strategy.

All of the funds listed above are hereinafter referred to as the "Funds".

This Supplement provides additional information under the heading "Management of the Fund(s)", "Management of the Portfolios" or "Management of the Strategies".

Management of the Fund(s)/Management of the Portfolios/Management of the Strategies

In addition to Hindo et al. v. AllianceBernstein Growth & Income Fund et al. (the "Hindo Complaint"), between October 3 and November 13, 2003 over twenty additional lawsuits making factual allegations similar to those in the Hindo Complaint were filed against Alliance Capital Management L.P. ("Alliance Capital") and certain other defendants. All of these lawsuits seek an unspecified amount of damages.

As has been publicly reported, the United States Securities and Exchange Commission (the "SEC") and the Office of the New York State Attorney General ("NYAG") are investigating practices in the mutual fund industry identified as "market timing" and "late trading" of mutual fund shares. Alliance Capital is currently under investigation by these regulators for matters relating to market timing transactions in shares of certain AllianceBernstein Mutual Funds. Certain other regulatory authorities are also conducting investigations into these practices within the industry and have requested that Alliance Capital provide information to them.

Through November 17, 2003, Alliance Capital's internal

investigation has revealed that Alliance Capital maintained relationships with certain investors who were permitted to engage in market timing trades in certain AllianceBernstein Mutual Funds in return for or in connection with making investments (which were not actively traded) in other Alliance Capital products, including hedge funds and mutual funds, for which Alliance Capital receives advisory fees ("Market Timing Relationships"). Alliance Capital believes that these Market Timing Relationships created conflicts of interest and that certain of the trades made pursuant to these relationships had an adverse effect on some of the shareholders of the AllianceBernstein Mutual Funds. These matters are the subject of the ongoing internal investigation by Alliance Capital.

The Independent Directors and Trustees of the Funds (the "Independent Directors") have also initiated an investigation of these matters with the advice of an independent economic consultant and independent counsel. The Independent Directors have formed a special committee to supervise the investigation.

As announced by Alliance on November 10, 2003, John D. Carifa has resigned as Chairman of the Board of Directors and President of each Fund. The Boards of Directors and Trustees of the Funds (the "Boards") have elected Marc O. Mayer, who has assumed the leadership of Alliance's mutual fund business, as President of each Fund and a Director of most of the Funds. The Boards of all but three of the Funds have elected William H. Foulk, Jr., an Independent Director and Trustee, as Chairman of each Board. It is anticipated that the Boards of each of the three remaining Funds will shortly elect an Independent Director as Chairman of the Board.

As a result of Alliance Capital's involvement in market timing or for other reasons, investors in the AllianceBernstein Mutual Funds may choose to redeem their investments. This may require the AllianceBernstein Mutual Funds to sell investments held by those funds to provide for sufficient liquidity and could also have an adverse effect on the investment performance of the AllianceBernstein Mutual Funds.

Any resolution of Alliance Capital's involvement in market timing and the related SEC and NYAG investigations and private lawsuits is likely to include, but not be limited to, sanctions, penalties, appropriate restitution to mutual fund shareholders and structural changes in the governance of Alliance Capital's mutual fund business. Alliance Capital is committed to full restitution of the adverse effects that inappropriate market timing transactions allowed by Alliance Capital had on the shareholders of the AllianceBernstein Mutual Funds.

You should retain this Supplement with your prospectus for future reference.

SM This is a service mark used under license from the owner.

00250.0157 #445955

EXHIBIT F

MDL-1586
States of Organization for Funds

Fund Group	*Funds*
Alger	Massachusetts
Allianz Dresdner/PIMCO	Massachusetts
Alliance	DE, MD, MA, NJ & NY
Aim/Invesco	Delaware
Columbia	Massachusetts
Excelsior (Schwab)	Maryland and Delaware
Federated	Maryland and Massachusetts
Franklin	MD, DE, MA & CA
Janus	Massachusetts
MFS	Massachusetts
Nations (B of A)	Delaware
One Group (Bank One)	Massachusetts
Pilgrim Baxter	Delaware
Putnam	Massachusetts
Scudder (Deutsche)	Maryland & Massachusetts
Strong	Wisconsin

EXHIBIT G

Tab G.1	*Janus Announces Measures to Address Issues Raised by New York Attorney General Eliot Spitzer*
Tab G.2	Letter to associates from Jamie Dimon, Banc One Corporation's Chairman
Tab G.3	*Alliance Capital Management Issues a Statement With Regard to Its Mutual Fund Advisory Business*
Tab G.4	*Federated Provides Update on Inquiries into Mutual Fund Shareholder Trading Practices*
Tab G.5	*Pilgrim Baxter & Associates Announces New Leadership; David J. Bullock Named Chief Executive, Scott F. Powers Chairman Harold J. Baxter and Gary L. Pilgrim Step Down*
Tab G.6	*Fred Alger's President Praised Employees Who Resisted Effort to Obstruct Mutual Fund Investigation – Chung: 'Firm Committed to Industry-Wide Reform'*
Tab G.7	*AMVESCAP Updates Response to Civil Charges*

TAB G.1



Dow Jones & Reuters

Janus Announces Measures to Address Issues Raised by New York Attorney General Eliot Spitzer.

703 words
6 September 2003
Business Wire
English

DENVER-(BUSINESS WIRE)-Sept. 5, 2003-Mark Whiston, CEO of Janus Capital Group Inc. (NYSE:JNS), today announced specific steps the company is taking to address market-timing issues raised this week by New York Attorney General Eliot Spitzer.

On Wednesday, Attorney General Spitzer announced that he is investigating trading practices in the mutual fund industry. The investigation was prompted by the Attorney General's settlement with a hedge fund, Canary Capital Partners LLC, which allegedly engaged in irregular trading practices with certain mutual fund companies.

"We've long viewed market timing as an industrywide problem involving both mutual funds and the many intermediaries with whom investors work," Whiston said. "Regardless, we have to do what's right for our fund shareholders. It's our hope that the measures we're announcing today will help resolve this situation in a way that recognizes the importance of the matter. Most of all, we hope this action demonstrates that Janus is committed to living up to the high ethical standards that our shareholders expect of us."

Developed in consultation with the Janus Funds Trustees and based on the company's internal review, the measures include the following actions:

- The Janus Funds Trustees' audit committee, which is comprised of independent trustees, will hire an outside firm to independently evaluate whether there was any monetary impact to any funds in which Janus permitted discretionary market-timing arrangements.

- To the extent that fund shareholders may have been adversely affected by the company's discretionary market-timing arrangements, Janus will provide restitution to those shareholders.

- Janus also will return to shareholders in the affected funds all management and advisory fees it received from these market-timing activities. (Currently available information indicates that the total investments by these market timers represented less than one-half of one percent of all Janus Capital Group assets, which were approximately $150 billion at the end of July.)

- Janus intends to work closely with regulators and would support uniform rules to regulate and restrict market timing in mutual funds. To be effective, however, we believe these rules must apply to all mutual funds and intermediaries, as well as to the unregulated hedge fund industry.

- Janus will continue cooperating fully with federal and state legal and regulatory authorities to resolve this matter and ensure that the interests of the company's fund shareholders always come first.

"Our business is built on trust, and I personally apologize for any concerns we've caused our investors," Whiston said. "Our management team holds itself accountable and we're working hard to retain the trust and confidence of our investors and business partners."

About Janus Capital Group Inc.

Based in Denver, Colorado, Janus Capital Group Inc. is a leading asset manager offering individual investors and institutional clients complementary asset management disciplines through the firm's global distribution network. Janus Capital Group consists of Janus Capital Management LLC, Enhanced Investment Technologies, LLC (INTECH) and Bay Isle Financial LLC. Prior to the close of the DST transaction, Janus Capital Group owns approximately 34% of DST Systems, Inc. The firm also owns 30% of Perkins, Wolf, McDonnell and Company, LLC.

This press release includes statements concerning potential future events and expectations involving Janus Capital Group Inc. and JCG Partners that could differ materially from the events that actually occur. The differences could be caused by a number of factors, including those factors identified in Janus' Annual Report on Form 10-K for the year ended December 31, 2002, on file with the Securities and Exchange Commission (Commission file no. 001-15253). Forward-looking statements speak only as of the date that they are made, and Janus does not undertake any obligation to update any forward-looking statements. For a prospectus containing more information, including charges, risks and expenses, please call Janus at 800-525-3713 or download the file from janus.com. Read it carefully before you invest or send money.

Janus funds are distributed by Janus Distributors LLC.

CONTACT: Janus Capital Group Inc. Investor Contact: Steve Belgrad, 303-394-7706 Media Contacts: Jane Ingalls, 303-394-7311; Blair Johnson, 720-210-1439; Shelley Peterson, 303-316-5625.

Document bwr0000020030906dz96000gp

TAB G.2



September 8, 2003

Please read a message that went to our associates from Bank One Corporation's Chairman, Jamie Dimon. We wanted to share this information with our valued clients and shareholders.

Dear Colleagues:

As a leading provider of mutual funds, we take our responsibility to our mutual funds shareholders very seriously. Last week, the New York Attorney General brought an action against a hedge fund alleging that it engaged in after-market trading and/or market timing with several mutual funds including Bank One funds. We share the interest of the Attorney General and of our regulators in safeguarding both the integrity of the mutual fund industry and Bank One's mutual fund business.


CollegeChoice

You should know the following:

I. We are fully cooperating with the New York Attorney General and regulators to gather all necessary facts. Our General Counsel is leading this effort and I have directed her to use all resources necessary to complete our review quickly and thoroughly.

II. We are reevaluating our relevant policies and processes to ensure that they meet the highest standards in the industry. If they don't, we will revise them.

III. We are evaluating whether the policies and processes we had in place were properly followed.

IV. If we determine that any Bank One employee knowingly violated either the letter or the spirit of our policies and processes, we will take proper disciplinary action.

V. If our analysis shows that any of our mutual fund shareholders were damaged, we will do the right thing and make appropriate restitution

VI. We will continue to communicate with you and with our mutual fund shareholders as appropriate. You can certainly feel free to share this letter with any Bank One customers who may have questions. Please understand, however, that we cannot -- and should not -- engage in any speculation nor comment until we have all the relevant facts. Although we are proceeding with a great sense of urgency, I do not anticipate that we will have all the answers immediately.

Nothing is more important to us than maintaining the highest ethical standards. I know you work hard to earn the trust of our customers every day. At Bank One, we talk a lot about doing the right thing, and I promise we will do the right thing in this situation.

Jamie Dimon

TAB G.3

Article 2

Alliance Capital Management Issues a Statement With Regard to Its Mutual Fund Advisory Business
672 words
30 September 2003
07:04
PR Newswire
English

NEW YORK, Sept. 30 /PRNewswire-FirstCall/ -- As has been publicly reported, the Office of the New York State Attorney General ("NYAG") and the United States Securities and Exchange Commission ("SEC"), are investigating practices in the mutual fund industry identified as "market timing" and "late trading" of mutual fund shares.

Alliance Capital Management L.P. ("Alliance Capital"), investment adviser to the Alliance family of mutual funds, announced today that it has been contacted by these regulators in connection with this mutual fund investigation, and has been providing full cooperation.

Alliance Capital also announced that, based on the preliminary results of its own ongoing internal investigation concerning mutual fund transactions, it has identified conflicts of interest in connection with certain market timing transactions. In this regard, Alliance Capital has suspended two of its employees, one of whom is a portfolio manager of the AllianceBernstein Technology Fund, and the other of whom is an executive involved with selling Alliance Capital hedge fund products.

Alliance Capital also announced that its Board of Directors today authorized a special committee, comprised of the members of its Audit Committee and the other independent member of the Board, to direct and oversee a comprehensive review of the facts and circumstances relevant to the SEC's and the NYAG's investigations.

Alliance Capital has had a long relationship with its mutual fund investors based on the highest principles of trust and confidence. It is committed, above all, to safeguard their investments and to maintain that trust.

ABOUT ALLIANCE CAPITAL

Alliance Capital is a leading global investment management firm providing investment management services for many of the largest U.S. public and private employee benefit plans, foundations, public employee retirement funds, pension funds, endowments, banks, insurance companies and high-net-worth individuals worldwide. Alliance Capital is also one of the largest mutual fund sponsors, with a diverse family of globally distributed mutual fund portfolios. Through its Sanford C. Bernstein & Co., LLC subsidiary, Alliance provides in-depth research, portfolio strategy and trade execution to the institutional investment community.

At June 30, 2003, Alliance Capital Management Holding L.P. ("Alliance Holding") owned approximately 30.8% of the Units of limited partnership interest in Alliance Capital. AXA Financial was the beneficial owner of approximately 55.2% of the outstanding Alliance Capital Units at June 30, 2003 (including those held indirectly through its ownership of 1.9% of the outstanding Alliance Holding Units), which, including the general partnership interests in Alliance Capital and Alliance Holding, represent an approximate 55.7% economic interest in Alliance Capital. AXA Financial, Inc. is a wholly owned subsidiary of AXA, one of the largest global financial services organizations. Additional information may be found at http://www.alliancecapital.com/.

Forward-Looking Statements

Certain statements provided by Alliance Capital in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed or implied by such forward- looking statements. The most significant of such factors include, but are not limited to, the following: the performance of financial markets, the investment performance of Alliance Capital's sponsored investment products and separately managed accounts, general economic conditions, future acquisitions, competitive conditions, and government regulations, including changes in tax rates. Alliance Capital cautions readers to carefully consider such factors. Further, such forward-looking statements speak only as of the date on which such statements are made; Alliance Capital undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements.

Web site: http://www.alliancecapital.com/

CONTACT: Investor Relations - Valerie Haertel, +1-212-969-6414,investor_relations@acml.com; or Media - John Meyers +1-212-969-2301,; or Media - John Meyers +1-212-969-2301,john_meyers@acml.com, both of Alliance Capital Management Holding L.P.

Document PRN0000020030930dz9u002mk

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TAB G.4



Dow Jones & Reuters

Federated Provides Update on Inquiries into Mutual Fund Shareholder Trading Practices
525 words
22 October 2003
05:59
PR Newswire
English

PITTSBURGH, Oct. 22 /PRNewswire-FirstCall/ -- Federated Investors, Inc. today released the following statement concerning inquiries into mutual fund shareholder trading practices:

Like many other mutual fund companies, Federated Investors has received detailed requests for information on shareholder trading activities from the Securities and Exchange Commission, the New York State Attorney General and the National Association of Securities Dealers. The company has retained the law firm of Reed Smith LLP to conduct an internal investigation, which is ongoing. Cooperating with these regulatory authorities and the completion of the internal investigation are top priorities for the company.

The internal investigation is examining, among other things, circumstances in which it appears that a few investors in Federated funds were granted exceptions to the company's internal procedures for limiting frequent transactions, and that some of these investors made additional investments in other Federated funds. The investigation has also identified instances in which it appears that orders for Federated variable net asset value funds were placed and accepted after the funds' closing time at 4:00 p.m.

Federated's investigation into these matters continues and the company is taking steps to ensure that its fund shareholder trading policies are adhered to.

Reed Smith is reporting its findings to a special committee appointed by Federated's board. The special committee, consisting of three independent directors, the company's chief executive officer and its chief legal officer, is reporting and making recommendations to the full board. Additionally, attorneys from the law firm of Dickstein Shapiro Morin & Oshinsky LLP, independent counsel to the Federated mutual funds, are participating in the investigation, and are reporting to the independent directors of the mutual funds, on their progress.

Federated is committed to taking remedial actions when and as appropriate, including compensating the funds for any detrimental impact these transactions may have had on them. Based upon the progress of the investigation to date, Federated does not have sufficient information regarding these transactions to make a reasonable estimate of the amount, if any, by which the funds have been impacted. Accordingly, as of September 30, 2003, no reserve had been recorded for possible losses that may result.

Federated Investors, Inc. is one of the largest investment managers in the United States, managing $194.1 billion in assets as of September 30, 2003. With more than 135 mutual funds, various separately managed accounts and closed-end funds, Federated provides comprehensive investment management to more than 5,900 institutions and intermediaries including corporations, government entities, insurance companies, foundations and endowments, banks and broker/dealers. Federated ranks in the top two percent of money market fund managers in the industry, the top four percent of fixed-income fund managers and the top five percent of equity fund managers(1). For more information, visit http://www.federatedinvestors.com/.

(1) Strategic Insight, August, 2003. Based on assets in open-end funds.

Web site: http://www.federatedinvestors.com/

CONTACT: Media, J.T. Tuskan, +1-412-288-7895, jtuskan@federatedinv.com,or Analysts, Ray Hanley, +1-412-288-1920, rhanley@federatedinv.com, both ofFederated Investors, Inc.

Document PRN0000020031022dzam002s5

TAB G.5



Dow Jones & Reuters

Pilgrim Baxter & Associates Announces New Leadership; David J. Bullock Named Chief Executive, Scott F. Powers Chairman Harold J. Baxter and Gary L. Pilgrim Step Down

1,139 words
13 November 2003
08:15
Business Wire
English

WAYNE, Pa. Pilgrim Baxter & Associates, investment advisor to the PBHG Funds, announced today that founders Harold J. Baxter and Gary L. Pilgrim have stepped down from their positions with the firm. Mr. Baxter, who has served as chief executive officer and chairman since the firm's founding in 1982, will be succeeded as chief executive by David J. Bullock, who joined Pilgrim Baxter in July as president and chief operating officer. Mr. Baxter's role as chairman will be assumed by Scott F. Powers, chief executive of Old Mutual Asset Management, the US asset management group of Pilgrim Baxter's corporate parent, London-based Old Mutual plc.

Mr. Bullock explained the changes today in a letter to shareholders of the PBHG Funds: "As a result of the well publicized examination of mutual fund firms' policies and practices by government regulators, in September we initiated an internal review of our own past practices. That review, conducted with the assistance of independent experts, has raised questions about decisions the prior management team made before December 2001, when they sought to eliminate all market timing in the PBHG Funds. That review has brought into focus conduct that was not, in our view, consistent with the highest standards of professional and ethical behavior. We have brought these matters to the attention of the PBHG Funds Board of Trustees and regulatory authorities. The interest of our funds' shareholders and the integrity of our firm are our highest priorities. Therefore, we have proposed specific actions to resolve the issue."

"Most significantly," the letter continues, "Harold Baxter and Gary Pilgrim have resigned their management positions with the firm and have accelerated their planned retirements." Mr. Baxter has also resigned his positions as chairman and trustee of the Boards of Trustees of the PBHG Funds and PBHG Insurance Series Fund, and Mr. Bullock has been elected by those Boards to succeed Mr. Pilgrim as president of both the PBHG Funds and PBHG Insurance Series Fund.

At issue is a passive investment on the part of Mr. Pilgrim in a private investment limited partnership, unaffiliated with Pilgrim Baxter, that, with Mr. Baxter's knowledge when he was CEO, actively purchased and redeemed shares of certain PBHG Funds and other mutual funds using a quantitative tactical asset allocation model based solely on publicly available information. Mr. Pilgrim's initial investment in the limited partnership began in 1995 and has continued to the present, while the limited partnership's investment activity in the PBHG Funds was limited to the period from March 2000 to December 2001. There is no evidence that Mr. Pilgrim, or any other employee, provided the limited partnership with any non-public information about the PBHG Funds.

Mr. Bullock's letter to shareholders outlined actions being taken to bring this issue to resolution:

-- Mr. Pilgrim will contribute to the PBHG Funds all personal profits he received earned from the limited partnership's investments in the PBHG Funds.

-- In light of Mr. Pilgrim's personal investment in the limited partnership, the firm will reimburse to the PBHG Funds management fees earned which were attributable to the limited partnership's investment in the PBHG Funds.

-- Pilgrim Baxter retained independent counsel to lead its internal review process in order to assure a thorough and independent examination of mutual fund trading practices in the PBHG Funds group, and will present the results to the PBHG Funds' Board of Trustees.

-- Pilgrim Baxter will retain an independent accounting firm to conduct a separate review of the adequacy of internal controls and procedures affecting processes and functions critical to the investment management and administration of the PBHG Funds.

-- Pilgrim Baxter's current practices of attempting to prevent market timing activity in the PBHG Funds will be formally adopted as policies and disclosed in PBHG fund prospectuses.

Mr. Pilgrim's portfolio management responsibilities will be assumed immediately on an interim basis by Michael S. Sutton, Pilgrim Baxter's chief investment officer and portfolio manager of the PBHG Large Cap Growth Fund, and Peter J. Niedland, portfolio manager of the PBHG Emerging Growth Fund. Mr. Sutton and Mr. Niedland have over 26 years of combined growth-equity investment experience.

"In anticipation of Gary's retirement, Pilgrim Baxter had already initiated the transition planning process by retaining an executive search firm specializing in portfolio manager placement," said Mr. Bullock. "That process has been accelerated."

Other management roles held previously by Mr. Pilgrim were assumed when Mr. Bullock was named president of the firm in July and Mr. Sutton was named chief investment officer in July 2001.

"Our mission is to ensure that Pilgrim Baxter meets the highest standards of excellence in serving investors, and I pledge to work tirelessly to exceed shareholders' expectations," said Mr. Bullock.

About David J. Bullock

Prior to joining Pilgrim Baxter in July, Mr. Bullock was president and chief executive officer of Transamerica Capital, Inc., a subsidiary of AEGON USA. At Transamerica, he was responsible for developing and marketing Transamerica Life Insurance Company variable annuity products and the IDEX Mutual Funds. Previously, Mr. Bullock was senior vice president of GE Financial Assurance, a subsidiary of GE Capital, and held a variety of sales and management positions with American Express Financial Advisors, JMB/Carlyle and InterFinancial Securities. Mr. Bullock earned his B.S. in financial and estate planning from Brigham Young University, and has over 24 years of experience in the financial services industry.

About Scott F. Powers

Mr. Powers serves as chief executive officer of Old Mutual Asset Management, whose member firms, including Pilgrim Baxter, managed a total of $142.7 billion as of September 30, 2003. Prior to joining Old Mutual in 2001, Mr. Powers was executive vice president of sales and marketing and product development at Mellon Institutional Asset Management. Earlier in his career, he served as chief operating officer and head of marketing and client service for The Boston Company Asset Management. Prior to The Boston Company, Mr. Powers was a financial advisor with Dean Witter Reynolds. He earned his B.A. in economics from Harvard College.

About Pilgrim Baxter & Associates

Founded in 1982, Pilgrim Baxter & Associates provides high-quality, actively managed investment products through a range of growth-oriented and core equity institutional strategies and through the PBHG Funds, a family of 18 mutual funds. The firm managed a total of $7.4 billion as of September 30, 2003, not including the funds sub-advised by affiliated firms within Old Mutual Asset Management. More information on the PBHG Funds is available by phone at (800) 433-0051 or through the company's Web site at www.pbhgfunds.com.

Hewes Communications, Inc. Tucker Hewes, 212-207-9451, tucker@hewescomm.com

Document BWR0000020031113dzbd0038r

TAB G.6



Dow Jones & Reuters

Fred Alger's President Praised Employees Who Resisted Effort to Obstruct Mutual Fund Investigation - Chung: 'Firm Committed to Industry-Wide Reform' -

651 words
16 October 2003
16:08
PR Newswire
English

NEW YORK, Oct. 16 /PRNewswire/ -- Fred Alger Management, Inc.'s president and chief investment officer, Daniel Chung, praised employees who resisted directives from the firm's former head of mutual fund sales, James Connelly, to destroy documents and otherwise interfere with Alger's efforts to fully cooperate in the investigations being conducted by the New York Attorney General's Office and the SEC. Mr. Connelly was arrested and convicted earlier today.

Mr. Chung said that, "Immediately upon discovering late last week that Mr. Connelly attempted to interfere with our independent review and the government's investigation, by asking his subordinates to destroy documents, we brought the matter to the attention of the authorities, leading to today's arrest. Mr. Connelly's misconduct was completely out of character for this firm and the personal commitment we made to the government to be fully cooperative. When we learned of Mr. Connelly's actions, we immediately demanded his termination and he resigned.

"Fortunately, we believe all documents were preserved thanks to the employees who resisted Connelly's directives and the safeguards provided by the firm's electronic information system," said Mr. Chung.

In a separate civil proceeding to which no Alger company is a party, Mr. Connelly has entered into a voluntary settlement with the Securities and Exchange Commission in satisfaction of separate civil claims against him.

"We have and we will continue to cooperate fully with the SEC, the New York Attorney General's Office, and all regulatory agencies investigating practices in the mutual fund industry. We are proud of our role in bringing Mr. Connelly forward to the regulatory agencies, and we will continue to cooperate. We appreciate the New York Attorney General's comments about the Alger organization very much, and we will continue to work to maintain their trust," said Mr. Chung.

Chung said, "Clearly, we share the same goals as the Attorney General and the SEC: to assure that all mutual fund investors are on the same level playing field-no matter how big or small they are. Alger is fully committed to working within the industry and with regulators to achieve the kind of industry-wide reforms necessary to provide greater assurance to mutual funds investors that their expectations of a safe long-term investment are fulfilled.

"We have 'zero-tolerance' for any behavior that does not meet the highest business and ethical standards that we expect of ourselves and that our clients deserve. I am proud of our employees whose immediate instinct was to ignore Mr. Connelly's order and, instead, do the right thing."

Mr. Connelly and two other mutual fund sales employees at an Alger subsidiary (Fred Alger & Co.) were suspended on September 29, 2003 for permitting a former client to engage in late trading activities.

Alger's independent review is being organized by Dorsey & Whitney under the supervision of Zachary Carter, a former United States Attorney for the Eastern District of New York and a senior partner at Dorsey & Whitney. Dorsey & Whitney has retained Deloitte to assist it in the review. Alger's independent review continues to focus on the activities of one hedge fund, which may have engaged in inappropriate late trading, for a time, in 2003. The trading in question occurred through the publicly available retail funds only (the "Alger Fund"), and did not affect or utilize any of the Alger American Funds, the Alger Institutional Funds, or any of Alger's sub-advised or separately managed accounts.

Fred Alger Management, Inc., headquartered in New York, manages more than $10 billion in growth equity assets.

```
Contact:  Jeffrey Taufield/Andrea Calise
Kekst and Company
(212) 521-4800
```

CONTACT: Jeffrey Taufield or Andrea Calise, both of Kekst and Company,+1-212-521-4800, for Fred Alger Management, Inc.

Document PRN0000020031016dzag008cl

TAB G.7



Helping people worldwide build their financial security

Press Release

For Immediate Release

Contact: Douglas B. Kidd
Phone: 404-479-2922
E-Mail: doug_kidd@amvescap.com

AMVESCAP Updates Response to Civil Charges

London—January 14, 2004—AIM Investments (AIM) and INVESCO Funds Group (IFG), U.S. subsidiaries of AMVESCAP PLC, were among a large group of mutual fund companies that were asked in 2003 by the U.S. Securities and Exchange Commission (SEC) and the New York State Attorney General (NYAG) to supply information on market timing and related issues. In response, AMVESCAP retained outside counsel to conduct an extensive review of these matters, and on December 2, while the review was in progress, the SEC, NYAG, and the Colorado Attorney General filed civil enforcement actions against IFG.

Based on the information available at that time, AMVESCAP concluded these actions were not merited and would be contested. Recently, AMVESCAP's ongoing review found situations in which its procedures designed to protect its funds and their shareholders from the potential adverse impact of frequent trading and illegal late trading through intermediaries were not completely effective. These findings were based, in part, on an extensive economic analysis by outside experts retained by AMVESCAP to examine the impact of these activities on its funds.

Based on this new information, the company has informed regulators of its most recent findings and is seeking to resolve both the pending enforcement actions against IFG and the ongoing investigations with respect to AIM.

AMVESCAP's Board of Directors and management are committed to taking the following actions in cooperation, where appropriate, with the Trustees of the AIM/INVESCO Funds:

- Any mutual fund or its shareholders harmed by these activities will receive full restitution. We will rely on independent experts to determine the extent of the harm in each situation.
- AMVESCAP will cooperate fully with regulators and other authorities to resolve all issues related to their enforcement actions and investigations.

(More)


AMVESCAP
Helping people worldwide
build their financial security

- While AMVESCAP takes complete responsibility for making full restitution to any mutual fund or its shareholders harmed by these activities, legal action on behalf of shareholders may be initiated against any third party found to have facilitated late trading or any other illegal activity.

- A comprehensive review of our mutual fund policies, procedures, and practices will be undertaken by outside counsel to ensure they rank among the strongest and most effective in the industry.

There remains no evidence in our continuing review that AIM or IFG knowingly permitted late trading in its funds. As soon as our review is complete, AMVESCAP will make public its findings.

###

EXHIBIT H

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

LAWRENCE ZUCKER, on behalf of AIM Small Cap Growth Fund/A, AIM Small Cap Growth Fund/B, AIM Small Cap Growth Fund/C, and AIM Limited Maturity Treasury Fund/A, §

Plaintiff, §

v. §

AIM ADVISORS, INC., BOB R. BAKER, JAMES T. BUNCH, GERALD J. LEWIS, LARRY SOLL, FRANK S. BAYLEY, BRUCE L. CROCKETT, ALBERT R. DOWDEN, EDWARD K. DUNN, JR., JACK M. FIELDS, CARL FRISCHLING, PREMA MATHAI-DAVIS, LEWIS F. PENNOCK, RUTH H. QUIGLEY, LOUIS S. SKLAR, ROBERT H. GRAHAM, and MARK H. WILLIAMSON, § CIVIL ACTION NO. H-03-5653

Defendants, and §

AIM INVESTMENT SECURITIES FUND and AIM GROWTH SERIES, §

Nominal Defendants. §

MEMORANDUM AND ORDER

Pending is Defendants' Motion to Dismiss and/or for Summary Judgment (Document No. 34). After carefully considering the motion, response, reply, and the applicable law, the Court concludes as follows:

I. Background

Plaintiff Lawrence Zucker ("Plaintiff"), a shareholder in the

AIM Small Cap Growth Fund/A,[1] brings this action pursuant to § 36(b) of the Investment Company Act of 1940 (the "ICA"), 15 U.S.C. § 80a-35(b), against the Funds' investment advisor, AIM Advisors, Inc. (the "Advisor").[2] Plaintiff alleges that the Advisor breached its fiduciary duty under the ICA by collecting excessive marketing, distribution, and other advisory fees from the Funds after the Funds were closed to new investors. *See* Document No. 9. ¶¶ 22-28. Plaintiff seeks to recover those fees on behalf of the Funds. Id. In addition, Plaintiff brings state law breach of fiduciary duty claims against the Advisor and the individual Defendants affiliated with it (the "Trustees")[3] (collectively, "Defendants"), and further asserts a state law claim for corporate waste against the Trustees. See Document No. 9 ¶¶ 29-39.

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[1] Although Plaintiff pleads that he is a shareholder only in the AIM Small Cap Growth Fund, he purports to bring this action on behalf of investors in AIM Limited Maturity Treasury Fund/A, (collectively, the "Funds") as well. *See* Document No. 9 ¶¶ 1, 8.

[2] This case and Cause No. 03-5744, Stanley Lieber v. Invesco Funds Group, Inc., AIM Advisors, Inc., et al., raise common questions of law and fact, involve many of the same named parties, and the same counsel appear for the parties in each case. The parties are invited to consider whether these cases should be consolidated pursuant to Fed. R. Civ. P. 42, to help avoid unnecessary costs and delay. Today the Court is separately issuing virtually identical Memoranda and Orders in the two cases, which hardly seems necessary or efficient.

[3] The Individual Defendants--Bob Baker, James Bunch, Gerald Lewis, Larry Soll, Frank Bayley, Bruce Crockett, Albert Dowden, Edward Dunn, Jr., Jack Fields, Carl Frischling, Prema Mathai-Davis, Lewis Pennock, Ruth Quigley, Loius Sklar, Robert Graham, and Mark Williamson--are the trustees of the nominal defendants: AIM Investment Securities Fund and AIM Growth Series ("Nominal Defendants"). *See* Document No. 9 ¶¶ 12-14.

Defendants move to dismiss and/or for summary judgment on Plaintiff's claims, arguing that: (1) Plaintiff's federal claim is not cognizable under § 36(b) because the Advisor was not the "recipient" of the advisory fees; (2) even if the Advisor was a recipient of such fees, Plaintiff still fails to state a legally cognizable claim under § 36(b) because Plaintiff does not allege that the fees charged were disproportionate to the services rendered; and (3) Defendants did not breach their fiduciary duties or commit corporate waste, because the fees collected were proper under National Association of Securities Dealers ("NASD") Rule 2830, as interpreted by NASD Notice to Members 93-12, which states that an investment advisor may continue collecting fees pursuant to Rule 12b-1 of the Securities and Exchange Commission ("Rule 12b-1"), 17 C.F.R. § 270.12b-1, even after a mutual fund closes to new investors. *See* Document No. 34, at i. In addition, Defendants contend that because Plaintiff's § 36(b) claim fails as a matter of law, the Court should decline to exercise supplemental jurisdiction over Plaintiff's state law claims. Id. Finally, Defendants move to dismiss all claims brought by Plaintiff on behalf of AIM Limited Maturity Treasury Fund/A, arguing that Plaintiff lacks standing to sue on behalf of a fund in which he is not a shareholder. Id.

II. Standard of Review

Because Defendants have submitted matters outside of the pleadings in support of their motion to dismiss Plaintiff's claims, the motion must be treated as a motion for summary judgment and evaluated pursuant to FED. R. CIV. P. 56. *See* FED. R. CIV. P. 12(b). Rule 56(c) provides that summary judgment "shall be rendered forthwith if the pleadings, depositions, answers to interrogatories, and admissions on file, together with the affidavits, if any, show that there is no genuine issue as to any material fact and that the moving party is entitled to a judgment as a matter of law." FED. R. CIV. P. 56(c). The moving party must "demonstrate the absence of a genuine issue of material fact." Celotex Corp. v. Catrett, 106 S. Ct. 2548, 2553 (1986).

Once the movant carries this burden, the burden shifts to the nonmovant to show that summary judgment should not be granted. Morris v. Covan World Wide Moving, Inc., 144 F.3d 377, 380 (5th Cir. 1998). A party opposing a properly supported motion for summary judgment may not rest upon mere allegations or denials in a pleading, and unsubstantiated assertions that a fact issue exists will not suffice. Id. "[T]he nonmoving party must set forth specific facts showing the existence of a 'genuine' issue concerning every essential component of its case." Id.

In considering a motion for summary judgment, the district court must view the evidence "through the prism of the substantive evidentiary burden." Anderson v. Liberty Lobby, Inc., 106 S. Ct. 2505, 2513 (1986). All justifiable inferences to be drawn from the underlying facts must be viewed in the light most favorable to the nonmoving party. Matsushita Elec. Indus. Co. v. Zenith Radio Corp., 106 S. Ct. 1348, 1356 (1986). "If the record, viewed in this light, could not lead a rational trier of fact to find" for the nonmovant, then summary judgment is proper. Kelley v. Price-Macemon, Inc., 992 F.2d 1408, 1413 (5th Cir. 1993) (citing Matsushita, 106 S. Ct. at 1351). On the other hand, if "the factfinder could reasonably find in [the nonmovant's] favor, then summary judgment is improper." Id. *Even if the standards of Rule* 56 are met, a court has discretion to deny a motion for summary judgment if it believes that "the better course would be to proceed to a full trial." Anderson, 106 S. Ct. at 2513.

III. Discussion

A. Plaintiff's Claim Under § 36(b) of the ICA

Section 36(b) of the ICA provides that the investment advisor of a registered investment company has a "fiduciary duty with respect to the receipt of compensation for services" paid by the company or its shareholders to the investment advisor or its affiliates.[4] 15 U.S.C. § 80a-35(b). In addition, § 36(b) authorizes a private cause of action by a shareholder on behalf of the company against the investment advisor, "or any affiliated

[4] It is undisputed that the Funds qualify as registered investment companies under the ICA. *See* 15 U.S.C. §§ 80a-2(8); 80a-3.

person of such investment advisor," for "breach of fiduciary duty in respect of . . . compensation" paid by the company to the investment advisor or its affiliated person.[5] Id. Importantly, however, "no such action shall be brought or maintained against any person other than the recipient of such compensation," and "[a]ny award of damages against such recipient shall be limited to the actual damages resulting from the breach of fiduciary duty and shall in no event exceed the amount of compensation or payments received . . . by such recipient." 15 U.S.C. § 80a-35(b)(3).

In his First Amended Complaint, Plaintiff alleges that the Funds paid excessive fees "to its investment advisor AIM Advisors, Inc. ('AIM' or the 'Advisor') and/or to affiliates of the Advisor . . . ." Document No. 9 ¶ 1. The Advisor, however, has presented summary judgment evidence that it was not a recipient of the challenged fees, and therefore is not subject to suit under § 36(b)(3). The affidavit of Kevin M. Carome, Senior Vice President, Secretary, and General Counsel to Defendant AIM Advisors, Inc. avers that "AIM Advisors, Inc. does not receive and has not received any 12b-1 fees" from or in connection with the Funds. *See* Document No. 34 ex. C. Plaintiff responds that

---

[5] This fiduciary duty is breached when the investment advisor, or an affiliated person, charges "a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining." Gartenberg v. Merrill Lynch Asset Mgmt., Inc., 694 F.2d 923, 928 (2d Cir. 1982).

"regardless of whether [the Advisor] collected the improper 12b-1 fees directly, it is an appropriate defendant under a [sic] § 36(b) for the allegedly excessive 12b-1 fees collected through its affiliate." Document No. 40, at 4.

"Congress took great pains to specify who may be held liable and from whom damages may be recovered under section 36(b)." Green v. Fund Asset Mgmt., L.P., 147 F. Supp. 2d 318, 330 (D.N.J. 2001) (citing 15 U.S.C. § 80a-35(b)), *aff'd* 286 F.3d 682 (3d Cir. 2002), *cert. denied*, 123 S. Ct. 116 (2002). Although § 36(b) specifies several parties against whom an action for breach of fiduciary duty potentially may be brought, *see* 15 U.S.C. § 80a-35(b), the statute also significantly qualifies such right of action: "[n]o such action shall be brought or maintained against any person other than the *recipient* of such compensation," *see* 15 U.S.C. § 80a-35(b)(3) (emphasis added). *See also* Jerozal v. Cash Reserve Mgmt., Inc., No. 81 Civ. 1569, 1982 WL 1363, at *6 (S.D.N.Y. Aug. 10, 1982) ("[T]he numerous parties subject to liability under section 36(b) are only liable for receipt of compensation or payments for investment advisory services."). In other words, although investment advisors and affiliated persons may be subject to liability under § 36(b), a shareholder may sue both the investment advisor and the affiliated person only if both received the excessive fees. Here, Plaintiff has sued only the Advisor, and the summary judgment evidence conclusively establishes that the Advisor was not the actual recipient of the 12b-1 fees. *See* Document No. 34 ex. C. Allowing Plaintiff to maintain an action against the Advisor on the theory that it was an indirect recipient of the 12b-1 fees would abrogate the limitation imposed by § 36(b)(3), and thwart Congress's judgment concerning the appropriate remedy for violations of § 36.[6] Thus, Plaintiff's § 36 claim against the Advisors must be dismissed.

In his response to the Advisors' motion for summary judgment, Plaintiff states that "[t]he improper 12b-1 fees alleged in the complaint were, upon information and belief, received by "AIM Distributors, Inc. ("ADI"), the distributor of the [Funds] that is an affiliate of [the Advisor]." Document No. 40, at 5. Plaintiff asks to amend his First Amended Complaint to add ADI as a defendant in this action. *See* id. at 6 n.5. Assuming Plaintiff's allegations are true, Plaintiff has identified a party potentially subject to liability under § 36. *See* 15 U.S.C. §§ 80a-2(a)(3) (defining "affiliated person"); 80a-35(b) (subjecting to liability "affiliated persons"). Plaintiff's request is therefore granted,

---

[6] *See* Green, 147 F. Supp. 2d at 330 (holding that investment advisor's officers, whose salaries came from fees paid to the investment advisor, were not liable under § 36(b) even though they may have indirectly received fees); Halligan v. Standard & Poor's/Intercapital, Inc., 434 F. Supp. 1082, 1085 (D.C.N.Y. 1977) ("The section must be narrowly read to mean only those who receive money paid by the investment company for investment advisory services may be held liable for breach of their fiduciary duty with respect to such payments."); Tarlov v. Paine Webber Cashfund, Inc., 559 F. Supp. 429, 441 (D. Conn. 1983) (construing recipiency strictly under § 36(b)).

and Plaintiff will be granted leave promptly to amend his complaint to add ADI as a defendant to his § 36 claim.[7]

B. The Effect of NASD Rule 2830 on Plaintiff's State Law Claims

Defendants also move to dismiss Plaintiff's state law claims, arguing that because the SEC and NASD permit a fund that is closed to new investors to continue charging Rule 12b-1 fees, and because the fees paid by the Funds in this case did not exceed the maximum allowable under Rule 12b-1, the fees paid by the Funds were per se reasonable and cannot give rise to breach of fiduciary duty or corporate waste claims as a matter of law. Defendants point out that NASD Rule 2830 was promulgated pursuant to § 22 of the ICA, which authorizes the NASD to prescribe rules prohibiting its members from offering or selling to the public mutual fund shares that include an excessive sales load, so long as those rules allow for "reasonable compensation" to sales personnel. 15 U.S.C. § 80a-

[7] Pending action by Plaintiff to amend his § 36(b) complaint to name as a defendant the actual recipient of the disputed fees, the Court will retain supplemental jurisdiction over Plaintiff's state law claims, which do not presently merit dismissal, *see infra* p. 9-11. If Plaintiff chooses not to pursue a federal question claim, however, the Court will dismiss without prejudice the state law claims and Plaintiff may pursue them in state court. *See* 28 U.S.C. § 1367; Batiste v. Island Records Inc., 179 F.3d 217, 227 (5th Cir. 1999) (courts should consider the factors of judicial economy, convenience, fairness, and comity when deciding whether to exercise supplemental jurisdiction).

22(b)(1). Because § 22(b)(3)[8] contains a supremacy clause, Defendants argue, compliance with Rule 2830 constitutes a complete defense to § 36(b) and state law claims of fiduciary breach and/or corporate waste. *See* Document No. 45 ¶¶ 1-4.[9]

Defendants misconstrue Rule 2830. Although promulgated pursuant to ICA § 22, Rule 2830 is designed not to preempt § 36(b), but merely to limit sales charges imposed by NASD members under Rule 12b-1. The SEC has explained that "Rule 12b-1 was not intended to provide a 'safe harbor' from section 36 liability." *See* 53 Fed. Reg. 23,258, 23,272 n.128 (Jun. 21, 1988); *see also* Meyer v. Oppenheimer Mgmt. Corp., 764 F.2d 76, 82 (2d Cir. 1985)("[I]n proposing Rule 12b-1, the SEC emphasized that the Rule was not intended 'to reduce or limit in any way' the fiduciary duties imposed by section 36(b).")(citation omitted). Given that Rule 12b-1 does not create a "safe harbor" from § 36 liability, the proposition that NASD rules regulating conduct under Rule 12b-1 can themselves narrow the scope of § 36 liability is not persuasive. Indeed, Rule 2830 does not purport to do so. Rule 2830 essentially places a cap of Rule 12b-1 sales charges: "[t]he rule deems a sales

---

[8] "If any provision of this subsection is in conflict with any provision of any law of the United States in effect on December 14, 1970, the provisions of this subsection shall prevail." § 80a-22(b)(3).

[9] Although Defendants focus on Rule 2830 in relation to § 36(b), their motion treats the Rule as sufficient to dispose of Plaintiff's state law claims as well.

charge excessive if it exceeds the rule's caps." *See* 69 Fed. Reg. 9726, 9727 (Mar. 1, 2004). It does not follow, however, that if charges conform to Rule 2830, they are *not* excessive for purposes of § 36(b). Although compliance with Rule 2830 is necessary, it is not necessarily sufficient to insulate one from § 36 liability. *See* Pfeiffer v. Bjurman, Barry & Assocs., CIV.A. No. 03 Civ. 9741 DLC, 2004 WL 1903075, at *5 (S.D.N.Y. Aug. 26, 2004)(rejecting argument that fees charged within maximum under Rule 2830 are per se reasonable). Thus, Defendants' argument that compliance with Rule 2830 precludes liability for breach of fiduciary duty and corporate waste claims under state law, which rests entirely on the false premise that compliance with Rule 2830 precludes § 36 liability, is unavailing. Should Plaintiff succeed in showing that the 12b-1 fees paid by the Funds were excessive in comparison to services rendered by the Advisors, Defendants will not be able to argue that they did not breach the fiduciary duties imposed by § 36 and/or state law (or commit corporate waste) simply because those fees were within the limit imposed by Rule 2830.

C. Plaintiff's Standing to Bring Suit on Behalf of Another Fund

Defendants further move to dismiss Plaintiff's state law claims brought on behalf of AIM Limited Maturity Treasury Fund/A (the "Limited Fund"), arguing that Plaintiff lacks standing to bring such claims.[10] FED. R. CIV. P. 23.1 requires a derivative plaintiff to be a shareholder in the corporation on behalf of which he sues. *See* FED. R. CIV. P. 23.1. Thus, "one who does not own shares in a corporation is not qualified to bring a derivative action" in its behalf. Kauffman v. Dreyfus Fund, Inc., 434 F.2d 727, 735 (3d Cir. 1970), *cert. denied*, 91 S. Ct. 1190 (1971). This ownership requirement is necessary because "[s]tanding to bring a derivative action in behalf of a corporation is justified only by the proprietary interest created by the shareholder relationship and the possible indirect benefits the nominal plaintiff may acquire *qua* stockholder of the corporation which is the real party in interest." Lewis v. Knutson, 699 F.2d 230, 238 (5th Cir. 1983) (quoting Kauffman, 434 F.2d at 735-36); Prudential-Bache Secs., Inc. v. Matthews, 627 F. Supp. 622, 624 (S.D. Tex. 1986)(Bue, J).

Plaintiff concedes that he is not a shareholder in the Limited Fund, but nevertheless argues that he has standing to bring state law claims on behalf of the Limited Fund, because it is similarly situated to the Fund in which he does own shares. *See* Document No. 40, at 10. This is virtually the same argument that was rejected by the Third Circuit in Kauffman, 434 F.2d at 735-37 ("Appellee would have us further hold, however, that he is also entitled to

---

[10] Defendants also challenge Plaintiff's standing to bring a § 36 claim on behalf of AIM Limited Maturity Treasury Fund. The Court need not decide this question, however, because Plaintiff's § 36 claim against the Advisor has been dismissed.

bring a class derivative action on behalf of the 61 mutual funds in which he owns no shares but which are said to be similarly situated. . . . We are of the opinion that this position is untenable."). *Accord* Herman v. Steadman, 50 F.R.D. 488, 489-90 (S.D.N.Y. 1970) ("What plaintiff seeks to do is maintain a derivative action on behalf of mutual funds in which he holds no shares. Such a result is contrary to Rule 23.1 and to the decided cases and must be rejected."); Weiner v. Winters, 50 F.R.D. 306, (S.D.N.Y. 1970) (same). Although Plaintiff states that AIM Small Cap Growth Fund and the Limited Fund share the same investment advisor, board of trustees, and marketing and distribution agent, Plaintiff neither alleges nor presents any evidence that he has a proprietary interest in the Limited Fund. *See* Document No. 40, at 10-11. Accordingly, Plaintiff has not demonstrated that he satisfies the requirements of Rule 23.1, and his state law claims on behalf of the Limited Fund must therefore be dismissed.

IV. Order

For the foregoing reasons, it is hereby

ORDERED that Defendants' Motion to Dismiss and/or for Summary Judgment (Document No. 34) is GRANTED IN PART. Plaintiff Lawrence Zucker's claim under § 36(b) of the Investment Company Act against Defendants AIM Advisors, Inc. is DISMISSED on the merits. In addition, all of Plaintiff's remaining claims on behalf of AIM

Limited Maturity Treasury Fund/A are DISMISSED for Plaintiff's lack of standing. Defendants' Motion to Dismiss and/or for Summary Judgment is otherwise DENIED. It is further

ORDERED that Plaintiff is GRANTED leave within twenty (20) days after the entry of this Order to file an amended § 36(b) complaint against AIM Distributors, Inc., which he has identified as the actual recipient of the advisory fees about which Plaintiff complains.

The Clerk shall notify all parties and provide them with a true copy of this Order.

SIGNED at Houston, Texas, on this 19th day of January, 2005.



EWING WERLEIN, JR.
UNITED STATES DISTRICT JUDGE

EXHIBIT I

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

STANLEY LIEBER, ON BEHALF OF INVESCO BALANCED FUND/INV, INVESCO CORE EQUITY FUND/INV, INVESCO DYNAMICS FUND/INV INVESCO ENERGY FUND/INV, INVESCO EUROPEAN FUND/INV, INVESCO FINANCIAL SERVICES FUND/INV, INVESCO GOLD & PRECIOUS METALS FUND/INV, INVESCO GROWTH & INCOME FUND/INV, INVESCO HEALTH SCIENCE FUND/INV, INVESCO HIGH YIELD FUND/INV, INVESCO INTERNATIONAL BLUE CHIP VALUE FUND/INV, INVESCO LEISURE FUND/INV, INVSECO REAL ESTATE OPPORTUNITY FUND/INV, INVESCO S&P 500 INDEX FUND/INV, INVESCO SELECT INCOME FUND/INV, INVESCO TAX FREE BOND FUND/INV, INVESCO TECHNOLOGY FUND/INV, INVSECO TELECOMMUNICATIONS FUND/INV, INVSECO U.S. GOVERNMENT SECURITIES FUND/INV, INVESCO UTILITIES FUND/INV, and INVESCO VALUE EQUITY FUND/INV,

v.

INVESCO FUNDS GROUP, INC., AIM ADVISORS, INC., BOB R. BAKER, JAMES T. BUNCH, GERALD J. LEWIS, LARRY SOLL, FRANK S. BAYLEY, BRUCE L. CROCKETT, ALBERT R. DOWDEN, EDWARD K. DUNN, JR., JACK M. FIELDS, CARL FRISCHLING, PREMA MATHAI-DAVIS, LEWIS F. PENNOCK, RUTH H. QUIGLEY, LOUIS S. SKLAR, ROBERT H. GRAHAM, and MARK H. WILLIAMSON,

and

AIM SECTOR FUND, AIM COMBINATION STOCK & BOND FUNDS, and AIM STOCK FUNDS

§ CIVIL ACTION NO. H-03-5744

MEMORANDUM AND ORDER

Pending is Defendants' Motion to Dismiss and/or for Summary Judgment (Document No. 32). After carefully considering the motion, response, reply, and the applicable law, the Court concludes as follows:

I. Background

Plaintiff Stanley Lieber ("Plaintiff"), a shareholder in the INVESCO Core Equity Fund/Inv and INVESCO Health Science Fund/Inv,[1] brings this action pursuant to § 36(b) of the Investment Company Act of 1940 (the "ICA"), 15 U.S.C. § 80a-35(b), against the Funds' investment advisors, INVESCO Funds Group, Inc. and AIM Advisors, Inc. (the "Advisors").[2] Plaintiff alleges that the Advisors breached their fiduciary duty under the ICA by collecting excessive marketing, distribution, and other advisory fees from the Funds after the Funds were closed to new investors. *See* Document No. 8. ¶¶ 25-30. Plaintiff seeks to recover those fees on behalf of the Funds. Id. In addition, Plaintiff brings state law breach of fiduciary duty claims against the Advisors and certain individuals

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[1] Although Plaintiff is a shareholder in only two INVESCO Funds, he purports to bring this action on behalf of the shareholders of 21 other INVESCO Funds (collectively, the "Funds"). *See* Document No. 8 ¶¶ 1, 8.

[2] This case and Cause No. 03-5653, Lawrence Zucker v. AIM Advisors, Inc., et al., raise common questions of law and fact, involve many of the same named parties, and the same counsel appear for the parties in each case. The parties are invited to consider whether these cases should be consolidated pursuant to Fed. R. Civ. P. 42, to help avoid unnecessary costs and delay. Today the Court is separately issuing virtually identical Memoranda and Orders in the two cases, which hardly seems necessary or efficient.

affiliated with the Advisors (the "Trustees")[3] (collectively, "Defendants"), and further asserts a state law claim for corporate waste against the Trustees. *See* Document No. 8 ¶¶ 31-41.

Defendants move to dismiss and/or for summary judgment on Plaintiff's claims, arguing that: (1) Plaintiff's federal claim is not cognizable under § 36(b) because the Advisors were not the "recipients" of the advisory fees; (2) even if the Advisors were recipients of such fees, Plaintiff still fails to state a legally cognizable claim under § 36(b) because Plaintiff does not allege that the fees charged were disproportionate to the services rendered; and (3) in any event, Defendants did not breach their fiduciary duties or commit corporate waste because the fees collected were proper under National Association of Securities Dealers ("NASD") Rule 2830, as interpreted by NASD Notice to Members 93-12, which states that an investment advisor may continue collecting fees pursuant to Rule 12b-1 of the Securities and Exchange Commission ("Rule 12b-1"), 17 C.F.R. § 270.12b-1, even after a mutual fund closes to new investors. *See* Document No. 32, at i. In addition, Defendants contend that because Plaintiff's § 36(b) claim fails as a matter of law, the Court should decline to

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[3] The Trustees--Bob Baker, James Bunch, Gerald Lewis, Larry Soll, Frank Bayley, Bruce Crockett, Albert Dowden, Edward Dunn, Jr., Jack Fields, Carl Frischling, Prema Mathai-Davis, Lewis Pennock, Ruth Quigley, Loius Sklar, Robert Graham, and Mark Williamson--are the trustees of the three nominal defendants: AIM Sector Funds, AIM Combination Stock & Bond Funds, and AIM Stock Funds ("Nominal Defendants"). *See* Document No. 8 ¶¶ 13-16.

exercise supplemental jurisdiction over Plaintiff's state law claims. Id. Finally, Defendants move to dismiss all claims brought by Plaintiff on behalf of the 21 Funds in which Plaintiff owns no shares, arguing that Plaintiff has no standing to bring suit on behalf of those Funds. Id.

II. Standard of Review

Because Defendants have submitted matters outside of the pleadings in support of their motion to dismiss Plaintiff's claims, the motion must be treated as a motion for summary judgment and evaluated pursuant to FED. R. CIV. P. 56. *See* FED. R. CIV. P. 12(b). Rule 56(c) provides that summary judgment "shall be rendered forthwith if the pleadings, depositions, answers to interrogatories, and admissions on file, together with the affidavits, if any, show that there is no genuine issue as to any material fact and that the moving party is entitled to a judgment as a matter of law." FED. R. CIV. P. 56(c). The moving party must "demonstrate the absence of a genuine issue of material fact." Celotex Corp. v. Catrett, 106 S. Ct. 2548, 2553 (1986).

Once the movant carries this burden, the burden shifts to the nonmovant to show that summary judgment should not be granted. Morris v. Covan World Wide Moving, Inc., 144 F.3d 377, 380 (5th Cir. 1998). A party opposing a properly supported motion for summary judgment may not rest upon mere allegations or denials in a pleading, and unsubstantiated assertions that a fact issue exists will not suffice. Id. "[T]he nonmoving party must set forth specific facts showing the existence of a 'genuine' issue concerning every essential component of its case." Id.

In considering a motion for summary judgment, the district court must view the evidence "through the prism of the substantive evidentiary burden." Anderson v. Liberty Lobby, Inc., 106 S. Ct. 2505, 2513 (1986). All justifiable inferences to be drawn from the underlying facts must be viewed in the light most favorable to the nonmoving party. Matsushita Elec. Indus. Co. v. Zenith Radio Corp., 106 S. Ct. 1348, 1356 (1986). "If the record, viewed in this light, could not lead a rational trier of fact to find" for the nonmovant, then summary judgment is proper. Kelley v. Price-Macemon, Inc., 992 F.2d 1408, 1413 (5th Cir. 1993) (citing Matsushita, 106 S. Ct. at 1351). On the other hand, if "the factfinder could reasonably find in [the nonmovant's] favor, then summary judgment is improper." Id. Even if the standards of Rule 56 are met, a court has discretion to deny a motion for summary judgment if it believes that "the better course would be to proceed to a full trial." Anderson, 106 S. Ct. at 2513.

III. Discussion

A. Plaintiff's Claim Under § 36(b) of the ICA

Section 36(b) of the ICA provides that the investment advisor of a registered investment company has a "fiduciary duty with respect to the receipt of compensation for services" paid by the company or its shareholders to the investment advisor or its affiliates.[4] 15 U.S.C. § 80a-35(b). In addition, § 36(b) authorizes a private cause of action by a shareholder on behalf of the company against the investment advisor, "or any affiliated person of such investment advisor," for "breach of fiduciary duty in respect of . . . compensation" paid by the company to the investment advisor or its affiliated person.[5] Id. Importantly, however, "no such action shall be brought or maintained against any person other than the recipient of such compensation," and "[a]ny award of damages against such recipient shall be limited to the actual damages resulting from the breach of fiduciary duty and shall in no event exceed the amount of compensation or payments received . . . by such recipient." 15 U.S.C. § 80a-35(b)(3).

In his First Amended Complaint, Plaintiff alleges that the Funds paid excessive fees to investment advisors "INVESCO Funds Group, Inc. and AIM Advisors, Inc. (collectively 'AIM' or the 'Advisor') and/or to affiliates of the Advisor. . . ." Document

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[4] It is undisputed that the Funds qualify as registered investment companies under the ICA. *See* 15 U.S.C. §§ 80a-2(8); 80a-3.

[5] This fiduciary duty is breached when the investment advisor, or an affiliated person, charges "a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining." Gartenberg v. Merrill Lynch Asset Mgmt., Inc., 694 F.2d 923, 928 (2d Cir. 1982).

No. 8 ¶ 1. The Advisors, however, have presented summary judgment evidence that they were not recipients of the challenged fees and therefore are not subject to suit under § 36(b)(3). The Advisors' proof includes two affidavits: (1) the affidavit of Kevin M. Carome, Senior Vice President, Secretary, and General Counsel to Defendant AIM Advisors, Inc., in which he avers that "AIM Advisors, Inc. does not receive and has not received any 12b-1 fees" from the Funds; and (2) the affidavit of Raymond Cunningham, Chief Executive Officer and Chairman of the Board of Directors of Defendant INVESCO Funds Group, Inc., in which he avers that "INVESCO Funds Group, Inc. does not receive and has not received any 12b-1 fees" from the Funds. *See* Document No. 32 ex. C. Plaintiff responds that "regardless of whether [the Advisors] collected the improper 12b-1 fees directly, they are appropriate defendants under a [sic] § 36(b) for the allegedly excessive 12b-1 fees collected through their affiliates." Document No. 38, at 5.

"Congress took great pains to specify who may be held liable and from whom damages may be recovered under section 36(b)." Green v. Fund Asset Mgmt., L.P., 147 F. Supp. 2d 318, 330 (D.N.J. 2001) (citing 15 U.S.C. § 80a-35(b)), *aff'd* 286 F.3d 682 (3d Cir. 2002), *cert. denied*, 123 S. Ct. 116 (2002). Although § 36(b) specifies several parties against whom an action for breach of fiduciary duty potentially may be brought, *see* 15 U.S.C. § 80a-35(b), the statute also significantly qualifies such right of action: "[n]o such action shall be brought or maintained against any person other than the *recipient* of such compensation," *see* 15 U.S.C. § 80a-35(b)(3) (emphasis added). *See also* Jerozal v. Cash Reserve Mgmt., Inc., No. 81 Civ. 1569, 1982 WL 1363, at *6 (S.D.N.Y. Aug. 10, 1982) ("[T]he numerous parties subject to liability under section 36(b) are only liable for receipt of compensation or payments for investment advisory services."). In other words, although investment advisors and affiliated persons may be subject to liability under § 36(b), a shareholder may sue both the investment advisor and the affiliated person only if both received the excessive fees. Here, Plaintiff has sued only the Advisors, and the summary judgment evidence conclusively establishes that the Advisors were not actual recipients of the 12b-1 fees. *See* Document No. 32 ex. C. Allowing Plaintiff to maintain an action against the Advisors on the theory that they were indirect recipients of the 12b-1 fees would abrogate the limitation imposed by § 36(b)(3) and thwart Congress's judgment concerning the appropriate remedy for violations of § 36.[6] Thus, Plaintiff's § 36 claim against the Advisors must be dismissed.

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[6] *See* Green, 147 F. Supp. 2d at 330 (holding that investment advisor's officers, whose salaries came from fees paid to the investment advisor, were not liable under § 36(b) even though they may have indirectly received fees); Halligan v. Standard & Poor's/Intercapital, Inc., 434 F. Supp. 1082, 1085 (D.C.N.Y. 1977) ("The section must be narrowly read to mean only those who receive money paid by the investment company for investment advisory services may be held liable for breach of their fiduciary duty with respect to such payments."); Tarlov v. Paine Webber Cashfund, Inc., 559 F. Supp. 429, 441 (D. Conn. 1983) (construing "recipient" strictly under § 36(b)).

In his response to the Advisors' motion for summary judgment, Plaintiff states that "[t]he improper 12b-1 fees alleged in the complaint were, upon information and belief, received by INVESCO Distributors, Inc. ("IDI")" and "AIM Distributors, Inc. ("ADI")--affiliates of [INVESCO Funds Group, Inc.] and [AIM Advisors, Inc.], respectively." Document No. 38, at 5. Plaintiff asks to amend his First Amended Complaint to add IDI and ADI as defendants to the § 36 claim. *See* id. at 6 n.5. Assuming Plaintiff's allegations are true, Plaintiff has identified parties potentially subject to liability under § 36. *See* 15 U.S.C. §§ 80a-2(a)(3) (defining "affiliated person"); 80a-35(b) (subjecting to liability "affiliated persons"). Plaintiff's request is therefore granted, and Plaintiff will be granted leave promptly to amend his complaint to add IDI and ADI as defendants to his § 36 claim.[7]

B. The Effect of NASD Rule 2830 on Plaintiff's State Law Claims

Defendants also move to dismiss Plaintiff's state law claims, arguing that because the SEC and NASD permit a fund that is closed

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[7] Pending action by Plaintiff to amend his § 36(b) complaint to name as Defendants the actual recipients of the disputed fees, the Court will retain supplemental jurisdiction over Plaintiff's state law claims, which do not presently merit dismissal, *see infra* p. 11. If Plaintiff chooses not to pursue a federal question claim, however, the Court will dismiss without prejudice the state law claims and Plaintiff may pursue them in state court. *See* 28 U.S.C. § 1367; Batiste v. Island Records Inc., 179 F.3d 217, 227 (5th Cir. 1999) (courts should consider the factors of judicial economy, convenience, fairness, and comity when deciding whether to exercise supplemental jurisdiction).

to new investors to continue charging Rule 12b-1 fees, and because the fees paid by the Funds in this case did not exceed the maximum allowable under Rule 12b-1, the fees paid by the Funds were per se reasonable and cannot give rise to breach of fiduciary duty or corporate waste claims as a matter of law. Defendants point out that NASD Rule 2830 was promulgated pursuant to § 22 of the ICA, which authorizes the NASD to prescribe rules prohibiting its members from offering or selling to the public mutual fund shares that include an excessive sales load, so long as those rules allow for "reasonable compensation" to sales personnel. 15 U.S.C. § 80a-22(b)(1). Because § 22(b)(3)[8] contains a supremacy clause, Defendants argue, compliance with Rule 2830 constitutes a complete defense to § 36(b) and state law claims of fiduciary breach and/or corporate waste.[9] *See* Document No. 41 ¶¶ 1-4.

Defendants misconstrue Rule 2830. Although promulgated pursuant to ICA § 22, Rule 2830 is designed not to preempt § 36(b), but merely to limit sales charges imposed by NASD members under Rule 12b-1. The SEC has explained that "Rule 12b-1 was not intended to provide a 'safe harbor' from section 36 liability."

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[8] "If any provision of this subsection is in conflict with any provision of any law of the United States in effect on December 14, 1970, the provisions of this subsection shall prevail." § 80a-22(b)(3).

[9] Although Defendants focus on Rule 2830 in relation to § 36(b), their motion treats the Rule as sufficient to dispose of Plaintiff's state law claims as well.

See 53 Fed. Reg. 23,258, 23,272 n.128 (Jun. 21, 1988); *see also* Meyer v. Oppenheimer Mgmt. Corp., 764 F.2d 76, 82 (2d Cir. 1985)("[I]n proposing Rule 12b-1, the SEC emphasized that the Rule was not intended 'to reduce or limit in any way' the fiduciary duties imposed by section 36(b).")(citation omitted). Given that Rule 12b-1 does not create a "safe harbor" from § 36 liability, the proposition that NASD rules regulating conduct under Rule 12b-1 can themselves narrow the scope of § 36 liability is not persuasive. Indeed, Rule 2830 does not purport to do so. Rule 2830 essentially places a cap on Rule 12b-1 sales charges: "[t]he rule deems a sales charge excessive if it exceeds the rule's caps." *See* 69 Fed. Reg. 9726, 9727 (Mar. 1, 2004). It does not follow, however, that if charges conform to Rule 2830, they are *not* excessive for purposes of § 36. Although compliance with Rule 2830 is necessary, it is not necessarily sufficient to insulate one from § 36 liability. *See* Pfeiffer v. Bjurman, Barry & Assocs., CIV.A. No. 03 Civ. 9741 DLC, 2004 WL 1903075, at *5 (S.D.N.Y. Aug. 26, 2004)(rejecting argument that 12b-1 fees less than the maximum permitted by the SEC are per se reasonable).

Thus, Defendants' argument that compliance with Rule 2830 precludes liability for breach of fiduciary duty and corporate waste claims under state law, which rests entirely on the false premise that compliance with Rule 2830 precludes § 36 liability, is unavailing. Should Plaintiff succeed in showing that the 12b-1 fees paid by the Funds were excessive in comparison to services rendered by the Advisors, Defendants will not be able to argue that they did not breach the fiduciary duties imposed by § 36 and/or state law (or commit corporate waste) simply because those fees were within the limit imposed by Rule 2830.

C. Plaintiff's Standing to Bring Suit on Behalf of Other Funds

Defendants further move to dismiss Plaintiff's state law claims brought on behalf of the other 21 INVESCO funds in which he is not a shareholder, arguing that he lacks standing to bring such claims.[10] FED. R. CIV. P. 23.1 requires a derivative plaintiff to be a shareholder in the corporation on behalf of which he sues. *See* FED. R. CIV. P. 23.1. Thus, "one who does not own shares in a corporation is not qualified to bring a derivative action" in its behalf. Kauffman v. Dreyfus Fund, Inc., 434 F.2d 727, 735 (3d Cir. 1970), *cert. denied,* 91 S. Ct. 1190 (1971). This ownership requirement is necessary because "[s]tanding to bring a derivative action in behalf of a corporation is justified only by the proprietary interest created by the shareholder relationship and the possible indirect benefits the nominal plaintiff may acquire *qua* stockholder of the corporation which is the real party in

[10] Defendants also challenge Plaintiff's standing to bring a § 36 claim on behalf of mutual funds in which he does not own shares. The Court need not decide this question, however, because Plaintiff's § 36 claim against the Advisors has been dismissed.

interest." Lewis v. Knutson, 699 F.2d 230, 238 (5th Cir. 1983) (quoting Kauffman, 434 F.2d at 735-36); Prudential-Bache Secs., Inc. v. Matthews, 627 F. Supp. 622, 624 (S.D. Tex. 1986) (Bue, J.).

Plaintiff concedes that he is not a shareholder in any of the Funds except INVESCO Core Equity Fund/Inv and INVESCO Health Sciences Fund/Inv, but nevertheless argues that he has standing to bring state law claims on behalf of those Funds because they are similarly situated to the two Funds in which he does own shares. *See* Document No. 38, at 12. This is virtually the same argument that was rejected by the Third Circuit in Kauffman, 434 F.2d at 735-37 ("Appellee would have us further hold, however, that he is also entitled to bring a class derivative action on behalf of the 61 mutual funds in which he owns no shares but which are said to be similarly situated. . . . We are of the opinion that this position is untenable."). *Accord* Herman v. Steadman, 50 F.R.D. 488, 489-90 (S.D.N.Y. 1970) ("What plaintiff seeks to do is maintain a derivative action on behalf of mutual funds in which he holds no shares. Such a result is contrary to Rule 23.1 and to the decided cases and must be rejected."); Weiner v. Winters, 50 F.R.D. 306, (S.D.N.Y. 1970) (same). Although Plaintiff states that ten of the disputed Funds are part of two trusts that also contain the two Funds in which he owns shares, Plaintiff neither alleges nor presents any evidence that he has a proprietary interest in any of the Funds in which he does not own shares. *See* Document No. 38, at

10-12. Accordingly, Plaintiff has not demonstrated that he satisfies the requirements of Rule 23.1, and his state law claims on behalf of the 21 Funds in which he does not own shares must therefore be dismissed.

IV. Order

For the foregoing reasons, it is hereby

ORDERED that Defendants' Motion to Dismiss and/or for Summary Judgment (Document No. 32) is GRANTED IN PART. Plaintiff Stanley Lieber's claim under § 36(b) of the Investment Company Act against Defendants INVESCO Funds Group, Inc. and AIM Advisors, Inc. is DISMISSED on the merits. In addition, all of Plaintiff's remaining claims on behalf of the 21 mutual funds in which Plaintiff does not own shares, namely, INVESCO Balanced Fund/Inv, INVESCO Dynamics Fund/Inv, INVESCO Energy Fund/Inv, INVESCO European Fund/Inv, INVESCO Financial Services Fund/Inv, INVESCO Gold & Precious Metals Fund/Inv, INVESCO Growth & Income Fund/Inv, INVESCO Growth Fund/Inv, INVESCO High Yield Fund/Inv, INVESCO International Blue Chip Value Fund/Inv, INVESCO Leisure Fund/Inv, INVESCO Real Estate Opportunity Fund/Inv, INVESCO S&P 500 Index Fund/Inv, INVESCO Select Income Fund/Inv, INVESCO Tax Free Bond Fund/Inv, INVESCO Technology Fund/Inv, INVESCO Telecommunications Fund/Inv, INVESCO Total Return Fund/Inv, INVESCO US Government Securities Fund/Inv, INVESCO Utilities Fund/Inv, and INVESCO Value Equity Fund/Inv, are

DISMISSED for Plaintiff's lack of standing. Defendants' Motion to Dismiss and/or for Summary Judgment is otherwise DENIED. It is further

ORDERED that Plaintiff is GRANTED leave within twenty (20) days after the entry of this Order to file an amended § 36(b) complaint against INVESCO Distributors, Inc. and AIM Distributors, Inc., which he has identified as the actual recipients of the advisory fees about which Plaintiff complains.

The Clerk shall notify all parties and provide them with a true copy of this Order.

SIGNED at Houston, Texas, on this 19TH day of January, 2005.



EWING WERLEIN, JR.
UNITED STATES DISTRICT JUDGE


SEC MAIL PROCESSING
RECEIVED
MAR 2 3 2005
WASH, D.C.
202
SECTION

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	MDL DOCKET 1586
This Document Relates To: ALL TRACKS	Case Nos. 04-md-15861 04-md-15862 04-md-15863 04-md-15864

CORRECTED OMNIBUS MEMORANDUM OF LAW IN SUPPORT OF THE FUND DEFENDANTS' MOTION TO DISMISS THE CONSOLIDATED AMENDED CLASS ACTION COMPLAINTS

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The Fund Defendants[1] respectfully submit this omnibus memorandum of law in support of their motion to dismiss the Consolidated Amended Class Action Complaints ("Complaints") pursuant to Rules 9(b) and 12(b)(6) of the Federal Rules of Civil Procedure, the Private Securities Litigation Reform Act ("Reform Act" or "PSLRA"), and the Securities Litigation Uniform Standards Act ("SLUSA").

PRELIMINARY STATEMENT

Plaintiffs seek to sue a variety of defendants on behalf of purchasers and/or holders of mutual fund shares issued by investment companies whose advisers allegedly permitted market timing or late trading. They purport to assert direct claims under Sections 11 and 12(a)(2) of the Securities Act, Section 10(b) of the Exchange Act, Sections 34(b), 36(a), and 36(b) of the Investment Company Act, and the common law. They also seek to impose control person liability under the Securities, Exchange, and Investment Company Acts.

Plaintiffs seek to bring these claims with respect to mutual funds in which they never invested. They improperly make claims concerning all (or nearly all) mutual funds in each of the mutual fund complexes at issue, without alleging that they ever owned shares in most of them. Plaintiffs have no standing to sue with respect to the funds that they never owned.

The Complaints also fail to state a claim. Among other reasons, set forth below, plaintiffs do not allege that they suffered harm compensable under the Securities Act. Plaintiffs' Exchange Act claims fail because plaintiffs plead neither causation nor scienter with

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[1] The Fund Defendants include all investment companies or "mutual funds," all current and former officers, directors and/or trustees of those funds, investment advisers to those funds, fund distributors, underwriters, transfer agents, any of their parent and subsidiary corporations or other related entities, and all current and former officers, directors, trustees, and employees of any of those entities who are named as defendants in the Consolidated Amended Class Action Complaints. In this brief, the Fund Defendants advance arguments of general application (and most arguments of relatively broad application) in support of their motion to dismiss. Arguments specific to a single mutual fund complex or defendant (or merely a few of them) are set forth in separate supplemental memoranda that various Fund Defendants will submit. Throughout this brief, the Fund Defendants refer by way of example to specific Complaints. Such examples are provided for the Court's convenience. The arguments raised in connection with such examples are not limited to the specific Complaints that are cited.

particularity. This is not a fraud-on-the-market case, and plaintiffs' failure to plead actual reliance is a fatal deficiency. In addition, plaintiffs purport to bring a Section 10(b) claim on behalf of a class of *holders* of mutual fund shares, despite the clear limitation in Section 10(b) to claims for injuries suffered in connection with a *purchase* or *sale*. They also do not plead transaction causation or loss causation.

Plaintiffs' attempt to recover damages under Section 36(b) of the Investment Company Act ("ICA") based on allegations of market timing and late trading reflects a fundamental misconception about the nature of a Section 36(b) claim. Section 36(b) does not provide a fee-based remedy for *any* breach of fiduciary duty of which plaintiffs can conceive. Instead, it permits a recovery only where (unlike here) plaintiffs plead with specificity and prove that the challenged fees are so disproportionately large that they bear no reasonable relationship to the services rendered. Plaintiffs fall far short of that standard because they do not allege *any* facts concerning the relationship between the fees charged and the services rendered by defendants, but instead rely entirely on conclusory assertions that the Fund Defendants breached their fiduciary duties by permitting or failing to disclose alleged market timing and late trading. Plaintiffs' remaining claims under other sections of the ICA must be dismissed because no private right of action may be implied under them.

Plaintiffs' control person allegations fail because of the absence of viable underlying claims and specific facts (as opposed to unwarranted conclusions) supporting their allegations of control. The state law claims are preempted by SLUSA.

For all of these reasons, and the other reasons set forth below, the Complaints should be dismissed.

BACKGROUND

Plaintiffs are individuals or entities that, during the relevant class periods, purchased or held shares in mutual funds offered by open-end management investment companies organized as business trusts or corporations. See, e.g., Putnam Compl. ¶ 10; MFS Compl. ¶¶ 13, 20-29. As plaintiffs acknowledge, some of these investment companies offer a single mutual fund to investors, and others offer a series of funds.[2] See, e.g., Putnam Compl. ¶¶ 23-28; MFS Compl. ¶¶ 20-29. Plaintiffs do not allege that any fund within a series offered by a defendant investment company owns any portion of any other fund, or that by buying a share in a fund any shareholder obtains any interest in any other fund. In other words, plaintiffs do not (indeed cannot) dispute that a share in a mutual fund is an interest only in the portfolio of securities and other assets owned by *that* mutual fund, and *no other*.

In general terms, the price of a mutual fund share is computed by determining the value of the investments held by a particular fund (less its liabilities) at a particular moment, and dividing that value by the number of shares then outstanding in that fund. See Putnam Compl. ¶ 63. That price is known as the net asset value per share or "NAV." See id. Because each fund's portfolio of securities is different, the NAV of each mutual fund is unique, and bears no relation to the NAV of any other fund. See generally id. Thus, for example, market timing activity alleged to dilute the performance of one fund does not and cannot affect that of any other fund.

Plaintiffs assert that they suffered harm from "market timing" or "late trading." See Putnam Compl. ¶¶ 1, 5. Market timing is a term with no precise definition. According to the Complaints, market timing includes frequent trading that may (or may not) have been designed

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[2] The specific organizational structure of the various mutual fund complexes varies, and will be addressed separately in supplemental memoranda that the various Fund Defendants will submit. For the Court's convenience, this section of the Fund Defendants' Memorandum cites to paragraphs in the Putnam or MFS Sub-Track Consolidated Amended Class Action Complaints, but those paragraphs relevant to this argument are basically the same in all of the Complaints.

to take advantage of stale prices. See id. ¶¶ 68-69. As the SEC has observed on numerous occasions, market timing is not illegal.[3] See, e.g., SEC v. PIMCO Advisors Fund Mgmt., LLC, 341 F. Supp. 2d 454, 458, 463 (S.D.N.Y. 2004). Plaintiffs allege that late trading, where it occurred, was a practice whereby certain traders made decisions to buy or perhaps sell mutual fund shares after the 4:00 p.m. deadline that all of the defendant mutual funds used to calculate NAV. See MFS Compl. ¶ 3.

Plaintiffs assert several species of harm allegedly flowing from late trading or market timing, including excessive fees or costs that the funds allegedly incurred, or dilution of future investment returns. See Putnam Compl. ¶¶ 70-74. None of this asserted harm was realized when any plaintiff purchased shares. See id. ¶ 67. Plaintiffs' purchases were at all times at NAVs that were calculated based on the actual value of fund assets at the time of purchase, and plaintiffs do not allege that any fund NAV was ever calculated improperly. See id. Because plaintiffs in fact paid the proper price for their mutual fund shares in every case, they were not harmed upon purchase. Any harm that they might claim to have suffered would occur after purchase, to the extent that the existence of late trading or market timing somehow caused future returns to be less than they otherwise would have been. See generally id.

ARGUMENT

I. PLEADING REQUIREMENTS

The Complaints should be dismissed for failure to comply with the pleading requirements imposed by Rules 12(b)(6) and 9(b) of the Federal Rules of Civil Procedure, and the Reform Act.

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[3] Before the publicity addressing market timing that prompted these actions, several market timers brought suit against investment companies to require them to permit market timing. See, e.g., Windsor Sec., Inc., v. Hartford Life Ins. Co., 986 F.2d 655 (3d Cir. 1993); Prusky v. Aetna Life Ins. & Annuity Co., No. 03-6264, 2004 WL 2384967 (E.D. Pa. Oct. 25, 2004); Prusky v. Phoenix Life Ins. Co., No. CIV.A. 02-6010, 2003 WL 1256225 (E.D. Pa. Mar. 4, 2003); Am. Nat'l Bank and Trust Co. of Chicago v. Allmerica Fin., No. 02 C 5251, 2003 WL 1921815 (N.D. Ill. Apr. 21, 2003). None of these courts concluded market timing was illegal, and several acknowledged that the practice was not illegal or inconsistent with public policy. See, e.g., Prusky v. Aetna Life Ins., 2004 WL 2384967, at *4.

A. Pleading Requirements Under Rule 12(b)(6)

In evaluating a motion to dismiss under Rule 12(b)(6), a court must presume only that the well-pleaded *facts* set forth in a complaint are true. The court need not credit a complaint's deductions, legal conclusions, or bald assertions, even where they are couched as factual assertions. See Migdal v. Rowe Price-Fleming Int'l, Inc., 248 F.3d 321, 326 (4th Cir. 2001) (quoting 5A Charles A. Wright & Arthur R. Miller, Federal Practice and Procedure § 1357 at 318 (2d ed. 1990)); Eastern Shore Markets, Inc. v. J.D. Assocs. Ltd. P'ship, 213 F.3d 175, 180 (4th Cir. 2000) (rejecting "unwarranted inferences, unreasonable conclusions, or arguments"); Schatz v. Rosenberg, 943 F.2d 485, 489 (4th Cir. 1991) (same). "This requirement serves to prevent costly discovery on claims with no underlying factual or legal basis." Migdal, 248 F.3d at 326.

In ruling on a motion to dismiss, a court may rely on "public documents quoted by, relied upon, incorporated by reference in, or otherwise integral to the complaint, and such reliance does not convert such a motion into one for summary judgment." In re e.spire Communications, Inc. Sec. Litig., 127 F. Supp. 2d 734, 737 (D. Md. 2001). In securities fraud cases, courts may also examine materials "'publicly available to reasonable investors at the time the defendant made statements plaintiffs alleged were fraudulent.'" In re First Union Corp. Sec. Litig., 128 F. Supp. 2d 871, 883 (W.D.N.C. 2001) (citation omitted). Such materials may include "documents or articles cited in the complaint, SEC filings, press releases, stock price tables, and other material on which plaintiff's allegations necessarily rely." Id.; see Phillips v. LCI Int'l, Inc., 190 F.3d 609, 615-18 (4th Cir. 1999) (considering news article and company's proxy statement); In re Criimi Mae, Inc. Sec. Litig., 94 F. Supp. 2d 652, 655-56 (D. Md. 2000) (considering press releases and public disclosure documents).

B. Pleading Standards Under Rule 9(b)

Rule 9(b) requires that all averments of fraud be pleaded with particularity.[4] This requires a clear explanation of who made an allegedly false statement and why it is false, as well as a well-pleaded factual basis for a strong inference of fraudulent intent (scienter). More specifically, plaintiffs must with particularity plead the "time, place, speaker and contents of the allegedly false statement, as well as the manner in which the statements are false and the specific facts raising an inference of fraud." In re Criimi Mae Sec. Litig., 94 F. Supp. 2d at 657; see Harrison v. Westinghouse Savannah River Co., 176 F.3d 776, 784 (4th Cir. 1999) (same). The requirement that plaintiffs must plead with particularity "all of the elements of fraud" under Rule 9(b), see In re Royal Ahold N.V. Sec. & ERISA Litig., 351 F. Supp. 2d 334, 368 (D. Md. 2004), means that where (as here) the fraud-on-the-market presumption of reliance does not apply,[5] plaintiffs must plead the actual reliance element of fraud with particularity. See, e.g., In re Sahlen & Assocs., Inc. Sec. Litig., 773 F. Supp. 342, 353, 358 (S.D. Fla. 1991); Morse v. Abbott Lab., 756 F. Supp. 1108, 1112 (N.D. Ill. 1991).

C. Pleading Standards Under The Reform Act

To state a claim under Section 10(b) of the Exchange Act, plaintiffs must satisfy not only Rule 9(b) but also the heightened pleading standards set forth in the Reform Act. The Reform Act, like Rule 9(b), requires that plaintiffs identify the misleading statements made by *each* defendant and explain why *each* statement was misleading. See 15 U.S.C. § 78u-4(b)(1); In re Royal Ahold, 351 F. Supp. 2d at 368-69; In re Medimmune, Inc. Sec. Litig., 873 F. Supp. 953, 960-61 & n.7 (D. Md. 1995). So-called "group pleading" – a presumption that "statements in

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[4] This applies to all claims that sound in fraud. See, e.g., Cal. Public Employees' Ret. Sys. v. Chubb Corp., 2004 U.S. App. LEXIS 27189, at *81 (3d Cir. Dec. 30, 2004) (Rule 9(b) applies to Sections 11 and 12(a)(2) claims that "sound in fraud"); Rombach v. Chang, 355 F.3d 164, 171 (2d Cir. 2004); Lone Star Ladies Inv. Club v. Schlotzsky's, Inc., 238 F.3d 363, 368 (5th Cir. 2001); In re Stac Elecs. Sec. Litig., 89 F.3d 1399, 1404 (9th Cir. 1996); Sears v. Likens, 912 F.2d 889, 893 (7th Cir. 1990).

[5] See infra at 19-21.

company generated documents represent the collective work of those individuals directly involved in the company's daily management" – is inconsistent with the particularity requirements of Rule 9(b) and the Reform Act. In re Royal Ahold, 351 F. Supp. 2d at 370; see also In re Cable & Wireless, PLC, Sec. Litig., 321 F. Supp. 2d 749, 773 (E.D. Va. 2004); Glaser v. Enzo Biochem., Inc., 303 F. Supp. 2d 724, 734 (E.D. Va. 2003); In re Medimmune, 873 F. Supp. at 960-61, n.7. In other words, plaintiffs may not "presume" that a particular defendant is responsible for making a statement.

The Reform Act, like Rule 9(b), also requires specific pleading of facts showing that each defendant acted with scienter. In particular, the Reform Act requires that "the complaint shall, with respect to each act or omission alleged to violate this chapter, state with particularity facts giving rise to a strong inference that the defendant acted with the required state of mind." 15 U.S.C. § 78u-4(b)(2). Congress enacted this more stringent pleading standard "to curtail the filing of meritless lawsuits" and to create a uniform pleading standard among the circuits. H.R. Conf. Rep. No. 104-369, at *41 (1995), reprinted in 1995 U.S.C.C.A.N. 730, 740; Ottman v. Hanger Orthopedic Group, Inc., 353 F.3d 338, 344 (4th Cir. 2003).

II. PLAINTIFFS CANNOT BRING CLAIMS WITH RESPECT TO MUTUAL FUNDS THAT THEY DID NOT PURCHASE, SELL, OR OWN

Plaintiffs claim to own shares in far fewer than all of the funds in any of the fund complexes, but improperly bring claims with respect to *all* or *most* of the funds in every complex. In fact, plaintiffs have no standing to sue in connection with funds in which they have made no investments and are not shareholders.

A. The Securities Laws Have Strict Standing Requirements

Plaintiffs must plead facts showing that they have standing to bring a claim. Warth v. Seldin, 422 U.S. 490, 498 (1975) (requiring case or controversy and that plaintiff must assert own legal rights); Lujan v. Defenders of Wildlife, 504 U.S. 555, 561 (1992) (plaintiff bears the burden of meeting each of the standing requirements). In securities class actions, courts have taken special care to ensure that standing requirements are met. See La Mar v. H&B Novelty & Loan Co., 489 F.2d 461, 469 (9th Cir. 1973) (standards are "exacting"); In re Bank of Boston Corp. Sec. Litig., 762 F. Supp. 1525, 1531 (D. Mass. 1991) ("Strict standing requirements are particularly important in the area of securities litigation to curb the risks of vexatious litigation and abuse of discovery.").

The named plaintiffs must themselves have individual standing to bring each of their claims, and the fact that they purport to act for a class is irrelevant to this question. "That a suit may be a class action ... adds nothing to the question of standing, for even named plaintiffs who represent a class must allege and show that they personally have been injured, not that injury has been suffered by other, unidentified members of the class to which they belong and which they purport to represent." Lewis v. Casey, 518 U.S. 343, 357 (1996) (quoting Simon v. Eastern Ky. Welfare Rights Org., 426 U.S. 26, 40, n.20 (1976)); see also Adair v. Sorenson, 134 F.R.D. 13, 16 (D. Mass. 1991) (citation omitted) ("A Court must assess standing to sue based upon the standing of the named plaintiff and not upon the standing of unidentified class members.").

B. Plaintiffs Have No Standing To Bring Claims Regarding Funds They Did Not Buy, Sell, Or Hold

Plaintiffs cannot bring claims with respect to mutual funds that they never owned, because they have no standing to do so. See In re Eaton Vance Corp. Sec. Litig., 219 F.R.D. 38 (D. Mass. 2003); Nenni v. Dean Witter Reynolds, Inc., No. 98-12454, 1999 U.S. Dist. LEXIS 23351, at *5-6 (D. Mass. Sept. 29, 1999); see also Vervaecke v. Chiles, Heider & Co., 578 F.2d

713, 719 (8th Cir. 1978) (no standing to assert claims arising out of bond offering in which plaintiff did not participate).[6]

In Eaton Vance, 219 F.R.D. at 41, plaintiffs filed a class action complaint under Section 11 of the Securities Act against four mutual funds, along with their directors and investment adviser. None of the named plaintiffs owned two of the four funds. Id. at 41. The district court held that plaintiffs had no standing to pursue any claims with respect to those two funds, because plaintiffs could not "demonstrate the requisite case or controversy between themselves personally" and those funds. Id. (citations omitted). The court in Dean Witter, 1999 U.S. Dist. LEXIS 23351, at *5-6, reached the same conclusion on similar facts. There, an investor in four mutual funds filed a complaint on behalf of a class of individuals who had purchased shares in any of forty-one different funds issued by an investment company. Id. at *2. The court held that the plaintiff only had standing to bring claims with respect to the four funds in which he owned shares. Id. at *5-6.

Virtually all of plaintiffs' claims in this case are rooted in alleged misstatements and omissions regarding market timing and late trading in fund prospectuses. See, e.g., Putnam Compl. ¶¶ 114-35, 139, 143-44, 150, 153-54, 167, 172, 177, 182, 187. Plaintiffs have no standing to sue on account of alleged defects in prospectuses for mutual funds that they never owned. See Ramos v. Patrician Equities Corp., 765 F. Supp. 1199-1200 (S.D.N.Y. 1991) (insufficient allegation of injury to establish standing to sue entities that had not contributed to allegedly misleading materials used in the partnerships in which the class representatives had

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[6] See also Kauffman v. Dreyfuss Fund, Inc., 434 F.2d 727, 734 (3d Cir. 1970) (mutual fund shareholder could not bring action on behalf of shareholders in similarly situated mutual funds in which he did not invest); Goldberger v. Bear, Stearns & Co., Inc., No. CIV.A.98-8677, 2000 WL 1886605, at *1 (S.D.N.Y. Dec. 28, 2000) ("In order to maintain a class action, Plaintiffs must first establish that they have a valid claim with respect to the shares that they purchased. If the named Plaintiffs have no cause of action in their own right, their complaint must be dismissed, even though the facts set forth in the complaint may show that others might have a valid claim."); In re Storage Technology Corp. Sec. Litig., 630 F. Supp. 1072, 1078 (D. Colo. 1986) (dismissing Section 11 claim because plaintiffs did not allege that they purchased the securities in question).

invested); Adair, 134 F.R.D. at 16 (plaintiff lacked standing to bring claim based on statements made after his last purchase).

C. Plaintiffs Have No Standing To Bring Claims Regarding Funds Not Alleged To Have Been Market Timed

Plaintiffs in these cases have sued a far greater number of funds than those that they claim were the subject of any market timing or late trading. However, because they do not allege that they suffered any actual injury arising from their ownership of shares in these other funds, they do not make out any claim or controversy with respect to them. Plaintiffs therefore lack standing to assert such claims and these defendants must be dismissed.

As discussed above, a share in a given mutual fund represents an interest in the portfolio of securities and other assets owned by *that* mutual fund, and *no other*. See supra at 3. Because each fund's portfolio of securities is different, the NAV of each mutual fund is unique to that fund, and is not affected by changes to the NAV of any other fund. Thus, if one fund is the subject of market timing, that cannot affect the NAV of another fund. Plaintiffs claim that shareholders in "timed" funds were injured, not that market timing somehow caused harm in "nontimed" funds. Thus, absent allegations that market timing took place in a particular fund, plaintiffs have alleged no "injury in fact" from market timing, and their claims must be dismissed.

In Olesh v. Dreyfus Corp., No. CIV.A.94-1664, 1995 WL 500491 (E.D.N.Y. Aug. 8, 1995), the complaint challenged an investment adviser's plan to reduce or eliminate fee waivers for certain funds within the fund family it advised. According to the court, however, "[n]owhere in plaintiffs' complaint is it alleged that the funds in which plaintiffs own shares ... have waiver agreements in effect." Id. at *17. As a result, the plaintiffs had "not suffered any 'injury in fact' as a result of any plan to phase out the waiver agreements" and therefore "cannot prove any facts that would support a claim for relief on this ground." Id. The same result is required here. Plaintiffs' claims with respect to the funds in which no market timing or late trading occurred therefore should be dismissed.

III. PLAINTIFFS' FEDERAL CLAIMS ARE DEFECTIVE

A. Plaintiffs' Claims Under Sections 11 And 12(a)(2) Against All Fund Defendants Should Be Dismissed

Plaintiffs assert claims against various Fund Defendants under Sections 11 and 12(a)(2) of the Securities Act. To advance a claim under Section 11, plaintiffs must plead that the registration statement pursuant to which they purchased the securities at issue "contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading." 15 U.S.C. § 77k(a); see In re Royal Ahold, 351 F. Supp. 2d at 399-00. To state a claim under Section 12(a)(2), plaintiffs must plead that they purchased securities pursuant to a prospectus containing an "untrue statement of material fact" or material omission. 15 U.S.C. § 77*l*(a)(2); see In re Royal Ahold, 351 F. Supp. 2d at 401. Under both Sections 11 and 12, plaintiffs may not recover damages for any loss in value of their investment "resulting from" something other than the challenged registration statement or prospectus. 15 U.S.C. §§ 78k(e), 78*l*(b). Both Sections 11 and 12(a)(2) are subject to a one-year statute of limitations and three-year statute of repose. See 15 U.S.C. § 77m.

1. Plaintiffs Have Not Properly Alleged Harm

Plaintiffs' claims under Sections 11 and 12(a)(2) must be dismissed because they have not pleaded a factual basis for their claim of harm compensable under the Securities Act. Only one measure of damages is available under Section 11: "the amount paid for a security less: (1) the value of the security at the time the suit was brought, (2) the price of the security if sold in the market before suit, or (3) the price at which the security is disposed of after suit, if greater than the value when suit was brought." In re AFC Enters. Sec. Litig., 348 F. Supp. 2d 1363, 1379 (N.D. Ga. 2004); see 15 U.S.C. § 77k(e). There are thus no statutory damages in a Section 11 case where plaintiffs made a profit while holding their shares, i.e., when the price of the security at issue was *higher* on the date of filing the complaint (or the pre-complaint date of sale) than it was at the time of plaintiffs' purchase. See, e.g., PPM Am., Inc. v. Marriott Corp., 853 F. Supp. 860, 876 (D. Md. 1994) (granting summary judgment against Section 11 claims because there are no damages where plaintiff "sells the securities at issue for a net profit"); In re AFC Enters. Sec. Litig., 348 F. Supp. 2d at 1379-80; Grossman v. Waste Mgmt., Inc., 589 F. Supp. 395, 415-16 (N.D. Ill. 1984) (summarily dismissing Section 11 claim where value of securities at time suit was brought was greater than amount paid for security).

Because the existence of damages is an element of a Section 11 claim, "it is not enough to merely plead injuries, the plaintiff must plead a certain kind of injury" – i.e., that the share price on the date of the complaint (or pre-complaint sale) was *lower* than on the date of purchase. Metz v. United Counties Bancorp., 61 F. Supp. 2d 364, 377-78 (D.N.J. 1999). Otherwise, the complaint must be dismissed. See id. (dismissing complaint "devoid of any allegations" that value of plaintiff's stock was less at time of filing or that stock was sold before suit was filed). None of the Complaints has any allegation that on the date of filing (or the date of a pre-complaint sale) the NAV of any fund was lower than on the date of purchase. Accordingly, all of the Section 11 claims should be dismissed.

The same is true of plaintiffs' Section 12(a)(2) claims. Section 12(a)(2) allows only two remedies: (i) rescission upon plaintiffs' prompt tender of shares in exchange for the original purchase price, or (ii) rescissionary damages if plaintiff has sold his shares. See 15 U.S.C. § 77*l*(a)(2); Randall v. Loftsgaarden, 478 U.S. 647, 656 (1986). As with Section 11, "if a plaintiff sells the securities at issue for an amount greater than the plaintiff's purchase price, then the plaintiff has suffered no damages recoverable under § 12(a)(2)." PPM Am., Inc., 853 F. Supp. at 876.

Because the plaintiffs have not pleaded a factual basis for damages under either Section 11 or 12(a)(2), or for rescission under Section 12(a)(2), their claims should be dismissed.

2. Plaintiffs' Securities Act Claims Fail For Other Reasons

a. Plaintiffs Have Not Identified The Allegedly Misleading Prospectuses

Plaintiffs' claims should also be dismissed for the simple reason that they do not allege pursuant to *which* allegedly false and misleading prospectus they purchased their securities. To assert their Securities Act claims, plaintiffs are required to allege that they purchased securities "pursuant to" an allegedly false or misleading registration statement or prospectus. See, e.g., In re Royal Ahold, 351 F. Supp. 2d at 399-401. The mutual funds involved in this case issued differing prospectuses from time to time. For example, plaintiffs purport to bring claims on behalf of all purchasers of MFS funds from December 1998 to December 2003. See MFS Compl. ¶ 1. Plaintiffs also allege that the MFS prospectuses were "modified during that Class Period" such that at unspecified times "prior to 2001" MFS fund prospectuses contained certain language, and that at unspecified times "after the beginning of 2002" they contained different language. See id. ¶¶ 93, 97. But plaintiffs do not allege *when* they purchased their securities in each fund and pursuant to *which* prospectus. Such a factual allegation is necessary to establish standing to sue, to give adequate notice of the nature and extent of their claims, to establish that their claims are timely (as discussed infra), and to establish statutory damages (as discussed above).[7] Accordingly, plaintiffs' Sections 11 and 12(a)(2) claims should be dismissed.

b. Plaintiffs Have Not Alleged The Materiality Of The Challenged Disclosures

The Securities Act claims should be dismissed in their entirety because plaintiffs have failed to allege that the challenged misrepresentations and omissions were material. See 15 U.S.C. § 77k(a) (imposing liability where registration statement "contained an untrue statement of a *material* fact or omitted to state a *material* fact required to be stated therein or necessary to make the statements therein not misleading") (emphasis added); 15 U.S.C. § 77*l*(a)(2) (imposing liability where defendant "offers or sells a security . . . by means of a prospectus ... which includes an untrue statement of a *material* fact or omits to state a *material* fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading") (emphasis added). Misrepresentations and omissions are material if there is a "substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the 'total mix' of information made available." TSC Indus. v. Northway, Inc., 426 U.S. 438, 449 (1976). In other words, "[t]he question of materiality is an objective one," requiring that there be "a substantial likelihood that a reasonable investor would have been caused by disclosure . . . to change his decision." Gasner v. Bd. of Supervisors, 103 F.3d 351, 356 (4th Cir. 1996) (affirming summary dismissal of Section 12(a)(2) claims for lack of materiality) (citing TSC Indus., 426 U.S. at 449); see also In re USEC Sec. Litig., 190 F. Supp. 2d 808, 815 (D. Md. 2002); Recupito v. Prudential Sec., 112 F. Supp. 2d 449, 455 (D. Md. 2000). When assessing materiality, courts do not read the challenged

[7] Plaintiffs must plead such facts even where they assert that the language that they challenge did not change, because plaintiffs have standing to bring claims only with respect to prospectuses pursuant to which their securities were purchased. See In re Paracelsus Corp. Sec. Litig., 6 F. Supp. 2d 626, 631 (S.D. Tex. 1998) (dismissing claims based on allegedly "identical" prospectus because plaintiffs did not allege that they purchased securities pursuant to that prospectus).

statements in isolation, but rather evaluate the "total mix of information" available to investors by considering the challenged statements in the context of the entire disclosure. See Gasner, 103 F.3d at 358; In re USEC Sec. Litig., 190 F. Supp. 2d at 822-23.

Here, plaintiffs challenge isolated passages of prospectuses and registration statements concerning market timing policies, which they claim were misleading because market timing was, in fact, permitted in contravention of the stated policies. See, e.g., Columbia Compl. ¶¶ 128-32.[8] However, even assuming the falsity of those statements, in many of the Complaints plaintiffs fail entirely to allege *why* the market timing policies were material to their investment decision. There is no pleaded basis that any plaintiff actually read and relied on those policies, see infra at 19-21, much less that there was "a substantial likelihood that a reasonable investor would have ... change[d] his decision" to buy had he or she known that the unread policies were being violated. See Gasner, 103 F.3d at 356. The failure to plead materiality is fatal to plaintiffs' claims, as more fully set forth in the Fund Defendants' supplemental memoranda.

c. Plaintiffs Cannot Sue Director/Trustee Defendants Or Registrant/Issuer Defendants

Plaintiffs' Section 12(a)(2) claims, which are brought in several Complaints against the Director/Trustee Defendants ("Trustees") and the Registrant/Issuer Defendants (the "Funds"), must be dismissed with respect to those defendants because plaintiffs do not adequately allege that the Trustees or Funds were sellers within the meaning of Section 12(a)(2). Section 12(a)(2) provides that "any person who "*offers* or *sells* a security . . . by means of a prospectus or oral communication, which includes an untrue statement . . . shall be liable to the person purchasing such security *from him*." 15 U.S.C. § 77l(a)(2) (emphasis added). Section 12(a)(2) imposes

[8] As more fully briefed in the Fund Defendants' supplemental memoranda, the challenged prospectuses are not false with respect to mutual funds in which no market timing occurred or was permitted. Although the plaintiffs acknowledge that some of the funds being sued were not timed, see, e.g., MFS Compl. ¶ 107 (contrasting unnamed "Timed Funds" with unnamed "other" MFS Funds), plaintiffs fail to identify the untimed funds.

liability on a defendant who "passes title or interest in a security to a buyer for value or solicits an offer to buy a security." In re Royal Ahold, 351 F. Supp. 2d at 401 (citing Pinter v. Dahl, 486 U.S. 622, 642-51 (1988)). Thus, it is not enough for plaintiffs to assert the conclusion that a Trustee or Fund was a seller of a security.

To state a claim, plaintiffs must include well-pleaded facts supporting the conclusion that each defendant directly passed title to the plaintiff, or was "directly involved in the actual solicitation of a securities purchase." Shaw, 82 F.3d at 1215. None of the Complaints asserts that any plaintiff bought mutual fund shares directly from the Trustees or the Funds; and none contains facts showing that the Trustees or Funds had contact with plaintiffs sufficient to constitute solicitation. The Trustees are acknowledged to be distinct from the Funds and the Distributor Defendants. See, e.g., Federated Compl. ¶ 37. The Funds are merely alleged to be the "legal issuer[s]" of the fund shares. They are acknowledged to be distinct from the Distributor Defendants, who are alleged to be the "underwriter[s] for the Funds." See, e.g., MFS Compl. ¶¶ 29, 30. Thus, the Complaints do not allege that the Funds did anything other than sell securities to the Distributors, which in turn were sold to plaintiffs. This is not enough to state a claim because a "seller's seller" is *not* liable under Section 12(a)(2). Shaw, 82 F.3d at 1215 (citing Pinter, 486 U.S. at 644 n.21).

The only other pleaded basis for a claim against the Trustees and the Funds is a conclusory "solicitation" allegation: that the Trustees and Funds' "actions of solicitation ... included participation in the preparation and dissemination of the false and misleading Prospectuses." See, e.g., Federated Compl. ¶ 174. This is insufficient to state a claim. See Shaw, 82 F.3d at 1216 (affirming dismissal of claims because, just as here, "neither involvement in preparation of a registration statement or prospectus nor participation in 'activities' relating to the sale of securities, standing alone, demonstrates the kind of *relationship between the defendant and plaintiff* that could establish statutory seller status") (emphasis in original); see also In re Royal Ahold, 351 F. Supp. 2d at 406-07 (dismissing Section 12(a)(2) claims against issuer-defendants where plaintiffs failed to establish that issuer-defendants were sellers).

Because the Complaints do not contain factual allegations showing that the Trustees or the Funds sold shares to plaintiffs or solicited their purchase of shares, the claims against the Trustees and the Funds under Section 12(a)(2) must be dismissed.

3. Some Or All Of Plaintiffs' Claims Under Sections 11 And 12(a)(2) Are Time-Barred

Some or all of the Securities Act claims should be dismissed because they are time-barred. Claims under Sections 11 and 12(a)(2) are subject to the statute of limitations set forth in Section 13 of the Securities Act, which provides that such claims must be brought "within one year after the discovery of the untrue statement or the omission, or after such discovery should have been made by the exercise of reasonable diligence." 15 U.S.C. § 77m. Section 13 further provides that "in no event" shall such claims be brought more than three years after the relevant offering or sale of securities. See id.[9]

Plaintiffs must "plead and prove facts that show that [their] action was filed within the time periods specified by statute." Caviness v. Derand Resources Corp., 983 F.2d 1295, 1302 (4th Cir. 1993) (affirming summary dismissal of Section 12(a)(2) claims where plaintiffs did not satisfy their burden of showing that their claims were filed within the time periods specified by statute). Plaintiffs cannot avoid dismissal simply by alleging that their claims are timely or could not have been brought sooner. See Cohen v. USEC, Inc., No. CIV.A.02-1459, 2003 WL

[9] This was not changed by the Sarbanes-Oxley Act of 2002. See In re Royal Ahold, 351 F. Supp. 2d at 365 & n.16 ("Section 804 of the Sarbanes-Oxley Act ... applies to claims which are fraud-based, such as § 10(b) and Rule 10b-5 claims, but not to § 11 or § 12 claims which ... are governed by the original one year-three year regime."); see also In re Worldcom, Inc. Sec. Litig., 308 F. Supp. 2d 214, 225-28 (S.D.N.Y. 2004) (dismissing Securities Act claim as time-barred because Sarbanes-Oxley does not affect one-year/three-year limitations regime).

21689097 (4th Cir. July 21, 2003) (unpublished) (affirming dismissal of Section 11 and 12(a)(2) claims even though plaintiffs alleged they did not discover untrue statements and omissions until less than one year before filing complaint).

The three-year statute of repose applicable to plaintiffs' claims is absolute. See Caviness, 983 F.2d at 1301-02 (Section 13 not subject to tolling). None of the Complaints was filed until late 2003 or early 2004, but they all seek damages based on investments made as far back as 1998. See, e.g., Alger Compl. ¶ 1; MFS Compl. ¶ 1. Plaintiffs' Securities Act claims must be dismissed to the extent that they are based on purchases that occurred more than three years before the filing of the Complaints.[10]

B. Plaintiffs' Claims Under Section 10(b) Of The Exchange Act Should Be Dismissed

1. Plaintiffs Cannot Bring Section 10(b) Claims On Behalf Of Holders

In some of the Complaints, plaintiffs assert claims under Section 10(b) on behalf of individuals who "purchased and/or held shares in any mutual fund" in the various fund complexes. See, e.g., Alger Compl. ¶1; Scudder Compl. ¶ 1. In other Complaints, plaintiffs segregate the claims into two counts: one for purchasers and one for holders. See, e.g., MFS Compl. ¶¶ 242, 252; One Group Compl. ¶¶ 138, 149; Putnam Compl. ¶¶ 137, 148. No matter how organized, plaintiffs cannot state a claim on behalf of holders because the private remedy under Section 10(b) is "directed at fraud 'in connection with the purchase or sale' of securities,"

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[10] The three-year limitations period for a Section 11 claim runs from the time the security was "bona fide offered to the public." Under 15 U.S.C. § 80a-24(e), securities issued by an open-end investment company are "bona fide offered to the public" each time the investment company's registration statement is amended.

Furthermore, additional defendants were added in late 2004, and those Amended Complaints do not "relate back" to the filing date of the initial complaints unless the plaintiffs can demonstrate that the newly-added defendants "brought in by amendment (A) ha[ve] received such notice of the institution of the action that the party will not be prejudiced in maintaining a defense on the merits, *and* (B) knew or should have known that, but for a mistake concerning the identity of the proper party, the action would have been brought against the party." Fed. R. Civ. P. 15(c) (emphasis added). Accordingly, three years before the filing of the Amended Complaints is the operative time period for the statute of repose and statute of limitations for the newly-added defendants.

and does not allow recovery for those who sustain harm by virtue of holding the securities they previously purchased. See Blue Chip Stamps v. Manor Drug Stores, 421 U.S. 723, 733 (1975); 15 U.S.C. § 78j(b).[11]

Here, there is no question that plaintiffs' holder claims – allegations that defendants' alleged misconduct "caused [them] to hold ... shares" – are foreclosed by Blue Chip. Compare, e.g., MFS Compl. ¶ 253; Columbia Compl. ¶ 183 (plaintiffs "would not have continued to hold their shares" had they been aware of the alleged misconduct), with Blue Chip, 421 U.S. at 754-55. Section 10(b) simply does not provide a remedy for plaintiffs to recover whatever post-purchase damages they allegedly sustained while holding. See Gurley, 674 F.2d at 257 ("plaintiff who claims he was fraudulently caused to delay the sale of securities lacks standing to sue" under Section 10(b)). The Complaints' holder claims must therefore be dismissed. See Haynes v. Anderson & Strudwick, Inc., 508 F. Supp. 1303, 1317-18 (E.D. Va. 1981).

2. Plaintiffs Have Failed Adequately To Allege Reliance On A Material Misstatement Or Omission

In addition to satisfying the "in connection with a purchase or sale" requirement, to state a claim under Section 10(b) plaintiffs must allege facts showing that: (1) defendant made a false statement or omission of material fact; (2) with scienter; (3) upon which plaintiff justifiably relied; and (4) loss causation. See In re Royal Ahold, 351 F. Supp. 2d at 368. In doing so, a plaintiff must comply with the heightened pleading requirements of Fed. R. Civ. P. 9(b) and the PSLRA. See In re Royal Ahold, 351 F. Supp. 2d at 368; 15 U.S.C. § 78u-4(b)(1), (2); supra at 6-7.

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[11] In Blue Chip, the Supreme Court acknowledged that its adoption of a strict standing requirement may deprive plaintiffs (such as holders) of a federal cause of action, where their losses were not in connection with a purchase or sale. See 421 U.S. at 738-39.

Plaintiffs' 10(b) claims against all defendants fail because they do not plead facts with particularity showing that they actually relied on allegedly misleading statements in making their investment decisions. Compare Phillips v. LCI Int'l, Inc., 190 F.3d 609, 613 (4th Cir. 1999); In re Royal Ahold, 351 F. Supp. 2d at 368. Although the fraud-on-the-market presumption may in some cases excuse pleading actual reliance, Basic, Inc. v. Levinson, 485 U.S. 224, 243 (1988), that presumption does not apply to mutual funds "because the share price of a mutual fund is not affected by alleged misrepresentations or omissions; the share price of a mutual fund is determined by the value of all underlying securities it holds at a given time." In re Van Wagoner Funds, Inc., No. C 02-03383, 2004 WL 2623972, at *10 (N.D. Cal. July 27, 2004) (mutual fund share price not determined by any "market" but by value of underlying assets); see Young v. Nationwide Life Ins. Co., 183 F.R.D. 502, 510 (S.D. Tex. 1998) (same).

Actual reliance is established by showing that but for the claimed misrepresentations or omissions, the plaintiffs would not have entered into the securities transactions about which they complain. See Gasner, 103 F.3d at 360. At the pleading stage, this means that the complaint must set forth particularized facts addressing, for example, exactly what plaintiffs claim to have read and relied upon. Conclusory, boilerplate allegations of reliance do not suffice, nor do post hoc suggestions about what plaintiffs might have concluded had they read any particular document. See, e.g., In re NationsMart Corp. Sec. Litig., 130 F.3d 309, 322 (8th Cir. 1997) (reliance allegations deficient where plaintiffs "did not claim that they have ever read the Prospectus or specify which allegedly fraudulent statements they relied on in purchasing NationsMart stock"); Van Wagoner, 2004 WL 2623972, at *9-10 (plaintiffs made "no specific allegations that they read the annual reports or registration statements" that they challenged); In re Sahlen & Assocs., Inc. Sec. Litig., 773 F. Supp. at 353, 358; Eckstein, 740 F. Supp. at 576,

583; see also In re Visual Networks, Inc. Sec. Litig., 217 F. Supp. 2d 662, 665 (D. Md. 2002). A plaintiff's failure to establish justifiable reliance "is necessarily fatal to a securities fraud claim." Banca Cremi, S.A. v. Alex. Brown & Sons, Inc., 132 F.3d 1017, 1028 (4th Cir. 1997); see also Central Bank of Denver, N.A. v. First Interstate Bank of Denver, N.A., 511 U.S. 164, 180 (1994).

In these Complaints, plaintiffs either make no allegations related to individual reliance, see, e.g., Alger Compl.; Alliance Compl., or allege that they purchased fund shares "in ignorance of the facts [sic] that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made in the Prospectuses." Putnam Compl. ¶ 143. Neither strategy complies with Rule 9(b) or Rule 12(b)(6). Compare id. with Eckstein v. Balcor Film Investors, 740 F. Supp. 572, 576, 583 (E.D. Wisc. 1990) (dismissing Section 10(b) claim with near-verbatim reliance allegations for failure sufficiently to plead actual reliance). Plaintiffs' reference to "indirect" reliance appears to be an allusion to the fraud-on-the-market presumption. Of course, that presumption does not apply in this case, see Van Wagoner, 2004 WL 2623972, at *10 (citing Young v. Nationwide Life Ins. Co., 183 F.R.D. 502, 510 (S.D. Tex. 1998)), and plaintiffs' suggestion that it does demonstrates their fundamental misunderstanding of how open-end mutual funds are priced.

3. Failure To Plead Misrepresentations And Omissions

a. Because There Was No Duty To Disclose Market Timing Policies, Plaintiffs State No Claim Against The Mutual Fund Complexes That Made No Disclosure About Market Timing

Several of the fund prospectuses that plaintiffs challenge as false or misleading say nothing about market timing, and contain no language with respect to limitations on trading activity. Because none of the Fund Defendants had any duty to disclose market timing policies (or their absence), plaintiffs cannot state a claim under Section 10(b) without identifying a false or misleading statement addressing market timing.

Silence, absent a duty to disclose, is not actionable under Section 10(b). Basic, 485 U.S. at 239 n.17. Thus, unless the omission of facts makes statements that are made materially misleading, or unless disclosure is required by a regulation or statute, the failure to speak gives rise to no claim. See id. at 238; Oran v. Stafford, 226 F.3d 275, 285-86 (3d Cir. 2000). Neither is there any duty to disclose something when it is already public and common knowledge. See Klein v. Gen. Nutrition Cos., 186 F.3d 338, 343 (3d Cir. 1999) (holding no duty to disclose information that was public knowledge, because "[f]ederal securities laws do not require a company to state the obvious"). The fact that something is material does not mean that it need be disclosed. See Shaw, 82 F.3d at 1202 ("the mere possession of material nonpublic information does not create a duty to disclose it."); In re Cryomedical Scis., Inc. Sec. Litig., 884 F. Supp. 1001, 1012 (D. Md. 1995) (citing In re Time Warner, Inc. Sec. Litig. v. Ross, 9 F.3d 259, 267 (2d Cir. 1993)).

Plaintiffs have not identified any regulation or statute that, during the relevant period, required disclosures concerning market timing. The information required to be disclosed in a mutual fund registration statement or prospectus is specifically set forth in SEC Form N-1A. During the class period (November 1, 1998–September 3, 2003), no portion of Form N-1A required the disclosure of market timing arrangements.[12] This is consistent with the fact that market timing was and is neither *per se* fraudulent nor illegal.

In sum, because there was no duty to disclose market timing policies, plaintiffs state no claim against the mutual fund complexes that made no disclosure about market timing.

[12] It was not until May 28, 2004 – well after the Complaints were filed – that for the first time the SEC implemented new regulations concerning market timing activities. See Disclosure Regarding Market Timing and Selective Disclosure of Portfolio Holdings, SEC Release No. 33-8408 (6/28/04).

Plaintiffs' allegations about the prospectuses that did address market timing are addressed in the supplemental memoranda.

b. Plaintiffs Have Failed To Allege The Materiality And Falsity Of The Challenged Disclosures Concerning Market Timing

Plaintiffs' Exchange Act claims challenge the same statements that form the basis for their (inadequate) claims under the Securities Act. See supra at 11-18. Plaintiffs' failure to plead the materiality of those market timing disclosures also requires dismissal of their claims under Section 10(b). See Gasner, 103 F.3d at 356 (applying uniform materiality standard to both Securities Act and Exchange Act claims). Plaintiffs similarly fail to plead the falsity of the market timing disclosures because, as also noted supra, they do not specify which fund(s) they purchased, when, or whether the fund(s) was one that was market-timed. Plaintiffs' failure to plead materiality and falsity is particularly conspicuous here, because to state a claim under Section 10(b) they needed to do so with particularity. See 15 U.S.C. §§ 78u-4(b)(1)-(2).

4. Plaintiffs Cannot Sue Defendants For Statements That They Are Not Alleged To Have Made

Plaintiffs have sued a host of defendants under Section 10(b). In order to do so, they must show that *each* defendant is responsible for having made a misleading statement. As noted earlier, several courts in this Circuit have held that the so-called "group pleading" presumption is inconsistent with the particularity requirements of Rule 9(b). See supra at 6. There can be no presumption that a person who apparently maintained his silence in fact was responsible for making a false statement. In Central Bank, the Supreme Court rejected the notion of aiding and abetting liability under Section 10(b). 511 U.S. at 177; see Gariety v. Grant Thornton, LLP, 368 F.3d 356, 369 (4th Cir. 2004). Thus, absent particular facts tying a defendant to a particular statement, there can be no claim under Section 10(b). See In re Royal Ahold, 351 F. Supp. 2d at 371 (rejecting "non-speaker" aiding and abetting liability under Central Bank and requiring that to state claim under Section 10(b), defendant must "be alleged to have made a misrepresentation, which he knew or should have known would be communicated to investors").[13]

In their supplemental memoranda, the defendants will further address this defect of the Complaints as it applies to many of the named defendants.

5. Plaintiffs Have Failed To Plead Scienter

The term "scienter" refers to "a mental state embracing intent to deceive, manipulate, or defraud." Ernst & Ernst v. Hochfelder, 425 U.S. 185, 193 n.12 (1976); Ottman, 353 F.3d at 343. To state a claim under Section 10(b), plaintiffs must allege with particularity facts giving rise to a strong inference of scienter. Phillips, 190 F.3d at 620. In determining what constitutes a "strong inference of scienter," the Fourth Circuit requires a "case-specific analysis." Ottman, 353 F.3d at 345. This does not rule out consideration of whether a particular defendant had the motive and opportunity to commit fraud, but makes clear that "the weight accorded to those facts should depend on the circumstances of" the particular case. Id. at 345-46.

The supplemental memoranda will address the scienter allegations made with respect to particular defendants, but all of the Complaints are defective in at least two respects. First, plaintiffs fail to provide an adequate factual basis for a strong inference that *each* defendant acted with scienter, and improperly suggest that a so-called "group pleading" presumption

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[13] Plaintiffs' boilerplate allegations regarding a "device, scheme, or artifice to defraud" or "act, practice, or course of business to defraud," see, e.g., MFS Compl. ¶¶ 243-45, do not alter the permissible scope of their claim under Section 10(b). Because market timing is not itself illegal, and defendants had no duty to make any disclosure at all concerning market timing, see supra at 21-23, plaintiffs' *only* available Section 10(b) claim is that when the various Fund Defendants made voluntary disclosures concerning market timing, such disclosures contained false or misleading statements or omissions. Characterizing a supposedly false statement, or a series of them, as a scheme or practice is legally meaningless. Lentell v. Merrill Lynch & Co., 396 F.3d 161, 177 (2d Cir. 2005) (holding that "where the sole basis for such claims is alleged misrepresentations or omissions, plaintiffs have not made out a market manipulation claim under Rule 10b-5(a) and (c)"). Such artful pleading does nothing to alter the settled rule that liability for a false or misleading statement or omission is limited to those who made the statement (or those to whom it is attributable), and not those who aided or abetted the misstatement or omission in some fashion. See Central Bank, 511 U.S. at 176-77; Shapiro v. Cantor, 123 F.3d 717, 720 (2d Cir. 1997) ("[a]nything short" of making a false statement "is merely aiding and abetting, and no matter how substantial that aid may be, it is not enough to trigger liability under § 10(b)").

relieves them of their obligation to plead scienter as to each defendant. Second, plaintiffs seek to rely on generic allegations of motive to commit fraud that are inadequate as a matter of law.

a. Plaintiffs Fail To Set Forth A Strong Inference Of Scienter As To Each Defendant

None of the Complaints even attempts to set forth a strong inference of scienter as to each defendant. The Reform Act states, however, that in

> any private action arising under this chapter in which the plaintiff may recover money damages only on proof that the defendant acted with a particular state of mind, the complaint shall, with respect to each act or omission alleged to violate this chapter, state with particularity facts giving rise to a strong inference that the defendant acted with the required state of mind.

15 U.S.C. § 78u-4(b)(2). Thus, the Reform Act (and also Rule 9(b), see supra at 6) plainly requires that plaintiffs plead a particularized factual basis that *each* defendant is culpable, and precludes attribution of knowledge or intent from one defendant to another.

As noted above, the so-called "group pleading" presumption does not assist plaintiffs in tying defendants to allegedly misleading statements. See In re Royal Ahold, 351 F. Supp. 2d at 371; supra at 7. Moreover, it is entirely irrelevant to pleading scienter. Even courts that tolerate group pleading do not accord it any weight in evaluating the sufficiency of plaintiffs' scienter allegations, and limit its application to the identification of those persons responsible for having made a particular statement. See, e.g., D.E. & J Ltd. P'ship, 284 F. Supp. 2d 719, 742 (E.D. Mich. 2003) ("even assuming *arguendo* that the group pleading ... doctrine survived the passage of the PSLRA, those courts that have continued to apply the group pleading doctrine have held that scienter must be pled separately as to *each* defendant") (citing cases). That is, even if the idea of collective responsibility for the publication of certain kinds of statements alleged to be false has any vitality in this Circuit, it is irrelevant to pleading scienter. Id.

This means, for example, that the fact that someone signed an allegedly misleading SEC filing does not establish scienter for pleading purposes. See In re Royal Ahold, 351 F. Supp. 2d at 384-85 (dismissing claims against signatory to SEC filing for failure to plead scienter adequately). Thus, the Section 10(b) claims must be dismissed because plaintiffs have failed to plead facts demonstrating each defendant's responsibility for having made a materially false statement, much less having done so with scienter.

b. Plaintiffs Cannot Plead Scienter With Generic Motive Allegations

Plaintiffs also allege that the Fund Defendants were motivated to mislead investors by the desire to "increase … the amount of assets under management, and thereby … receive increased management fees, brokerage commissions, and other fees …" Alger Compl. ¶ 149; see also Strong Compl. ¶¶ 119-22; Invesco Compl. ¶¶ 157-69. This kind of generic allegation, which could be imputed to anyone, is insufficient as a matter of law to plead scienter. Chill v. Gen. Elec. Co., 101 F.3d 263, 268 (2d Cir. 1996) ("such a generalized motive, one which could be imputed to any publicly-owned, for-profit endeavor, is not sufficiently concrete for purposes of inferring scienter"). Instead, in order to demonstrate motive, a plaintiff must show "'concrete benefits that could be realized by one or more of the false statements and wrongful nondisclosures alleged.'" Phillips, 190 F.3d at 621 (quoting Shields v. Citytrust Bancorp., Inc., 25 F.3d 1124, 1130 (2d Cir. 1994)).

This means that plaintiffs must show that each defendant was motivated to obtain benefits for himself other than those that all business people have the desire and means to achieve. Thus, assertions that a corporate officer or director committed fraud in order to "retain his position with its attendant salary, or realize gains on company stock" are too vague to support the conclusion that a particular defendant had an intent to deceive. Id. at 623. All business people and entities are motivated by profit. Something more is necessary to distinguish the motives of an alleged fraudulent actor from those shared by everyone; otherwise, the requirement of particularized pleading of scienter would be rendered a nullity. See id.; Fidel v. Farley, 392 F.3d 220, 232-33 (6th Cir. 2004) (rejecting scienter allegation based on outside auditor's motive to keep client because auditor "would always be motivated to maintain positive relations with a current client, and there is no indication that its motive to retain Fruit of the Loom as a client was any different than its general motive to retain business"); PR Diamonds, Inc. v. Chandler, 364 F.3d 671, 690 (6th Cir. 2004) (observing that courts "distinguish motives common to corporations and executives generally from motives to commit fraud"); GSC Partners CDO Fund v. Washington, 368 F.3d 228, 238 (3d Cir. 2004) (holding that underwriter defendant's desire to generate fees was too generic to give rise to inference of scienter); In re Royal Ahold, 351 F. Supp. 2d at 369 n.19 ("While motive may be a good indication of scienter, simply alleging a defendant's desire to protect his job and compensation is not sufficient, because these motives may be seen as common to all corporate executives").[14]

6. Plaintiffs Fail To Plead Causation

To state a claim under Section 10(b), "the plaintiff must show both '*loss causation* – that the misrepresentations or omissions caused the economic harm – and *transaction causation* – that the violations in question caused the [plaintiff] to engage in the transaction in question.'" Gasner, 103 F.3d at 360 (emphasis in original) (citations omitted). Plaintiffs do not plead either one.

a. Plaintiffs' Failure To Plead Reliance Forecloses "Transaction Causation"

[14] Indeed, plaintiffs fail to explain how such generic motives could possibly support a strong inference of scienter as to the registrant/issuer or trustee defendants, because the Complaints do not allege that such defendants received increased management fees or other compensation based on any increases in assets under management.

To plead transaction causation, plaintiffs must allege that "but for" the alleged misrepresentation and omission they would not have entered into the detrimental securities transaction. See id. This is not a fraud-on-the-market case. Thus, the plaintiffs must plead actual reliance on a particular false or misleading statement. See supra at 6. Plaintiffs have not done so. Id. Plaintiffs do not assert that they actually relied on the prospectus language that they say is misleading. Indeed, plaintiffs have not alleged that they even bought "pursuant to" any particular prospectus, let alone that they relied on the language they now contend rendered such a document misleading. See supra at 13; Van Wagoner, 2004 WL 2623972 at *9. Thus, they have not pleaded transaction causation.[15]

b. Plaintiffs Have Failed to Plead Loss Causation

Plaintiffs also fail to allege loss causation adequately. Plaintiffs must plead facts showing that the alleged misrepresentations or omissions in the prospectus were a direct and "substantial cause" of their loss. See Miller v. Asensio & Co., Inc., 364 F.3d 223, 232 (4th Cir. 2004) (loss causation requires that "alleged misrepresentations were a substantial cause of the inflation in the price of a security and in its subsequent decline in value") (quotation and citation omitted); Semerenko v. Cendant Corp., 223 F.3d 165, 186-87 (3d Cir. 2000); Gasner, 103 F.3d at 360.

Moreover, the loss must be of a sort that Section 10(b) was intended to remedy. Section 10(b) "protects 'investors against manipulation of stock prices.'" Miller, 364 F.3d at 227 (quoting Basic, 485 U.S. at 230). Because Section 10(b) allows "some fraud to go unremedied under the federal securities laws," Blue Chip, 421 U.S. at 760-61 (Powell, J., concurring), it is not enough for plaintiffs to plead that an alleged fraud somehow caused harm to securities they

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[15] Plaintiffs -- who fail entirely to plead that they actually read, relied on, and decided to invest in a mutual fund based on an allegedly misleading prospectus -- cannot plead transaction causation by asserting that they paid prices "that they would not have paid had they known of the unlawful conduct alleged herein." See, e.g., MFS Compl. ¶ 243. Those assertions have no logical tether to the notion of justifiable reliance, and neither satisfy the notice pleading standard under Rule 8 nor the Reform Act's particularity requirement. See Fare Deals, Ltd. v. World Choice Travel.com, Inc., 180 F. Supp. 2d 678 (D. Md. 2001).

held. The private claims permitted under Section 10(b) are only those "directed toward injury suffered in connection with the purchase or sale." See Blue Chip, 421 U.S. at 733. Harm that first occurs only after the purchase, and during a purchaser's holding period, cannot be seen as price manipulation and is too attenuated to be considered injury suffered in connection with a purchase or sale. Thus, it may not be recovered under Section 10(b).

Plaintiffs generally plead loss causation by at least alleging that the price they paid for a security was inflated by an alleged misrepresentation or omission at the point of sale.[16] The courts typically require more. See, e.g., Miller, 364 F.3d at 227, 232; In re PEC Solutions, Inc. Sec. Litig., No. 03-CV-331, 2004 WL 1854202 at *11 (E.D. Va. May 25, 2004) ("to establish loss causation for a securities fraud claim, the plaintiff must allege: (1) that he or she purchased a security at market price that was artificially inflated due to a fraudulent misrepresentation and (2) that the artificial inflation was actually lost due to the alleged fraud") (citation omitted); PPM Am., Inc., 875 F. Supp. at 303 ("A defrauded buyer's loss must be measured at the time of the purchase. Plaintiffs in this case were therefore required to prove that defendants' alleged omissions and misrepresentations artificially 'inflated' the market price of Marriott bonds over and above the 'true' or 'real' value of the bonds at the time of the purchases of the bonds by plaintiffs.") (emphasis omitted).

Some of the plaintiffs try (and fail) to plead loss causation in this manner. They allege that "the market price of [the funds'] securities were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein." See,

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[16] Presently pending before the United States Supreme Court is an appeal from Broudo v. Dura Pharm., Inc., 339 F.3d. 933 (9th Cir. 2003). There, the question is whether plaintiffs may allege loss causation by pleading price inflation at point of sale (as plaintiffs contend) or whether it is also necessary to plead price deflation upon correction of the allegedly misleading statement (as defendants contend). That question is irrelevant to this motion because, regardless of how resolved, all the parties in that case agree that plaintiffs must show that the purchase price they paid was inflated. See id.; Respondent's Br. at 22 (Plaintiff-Respondent conceding defendants can be "liable only for the initial inflation caused by a material misrepresentation or omission").

e.g., Federated Compl. ¶ 195; MFS Compl ¶ 248; Pilgrim Compl. ¶ 188; Scudder Compl. ¶ 189. Plaintiffs' conclusion that there was price distortion does not state a claim. See Fare Deals, Ltd. v. World Choice Travel.com, Inc., 180 F. Supp. at 683 (dismissing claim where, as here, it was based on nothing more than "bald allegation[s]" and "conclusory legal terms") (citation omitted). Moreover, this conclusion is rebutted by other allegations in the Complaints.[17]

Unlike shares traded on efficient markets based upon expectations of future value, mutual funds trade at net asset values that take no account of how the funds will be managed (including whether there will be market timing). See supra at 4. In other words, the purchase price of mutual fund shares is not inflated by the manner in which the funds will be managed in the future. Compare Basic, 485 U.S. at 243-45 (describing efficient market pricing in fraud-on-the-market cases) with Van Wagoner, 2004 WL 2623972, at *10 (mutual fund share prices determined by underlying net asset value). Plaintiffs cannot square these facts with the requirements for a private action under Section 10(b). They cannot plead price inflation, and in light of their concession that the price they paid for each fund share was equal to the NAV for that share on the date of purchase (which they admit was calculated in accordance with SEC rules), it is plain that they assert no facts supporting their allegation of purchase price distortion.[18] See Eastern Shore Markets, 213 F.3d at 180 (rejecting "unwarranted inferences, unreasonable conclusions, or arguments"). Plaintiffs amplify their failure to plead price inflation or any other injury sustained "in connection with" their purchase of mutual fund shares by acknowledging that whatever harm they claim occurred arose only *after* they purchased their

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[17] Allegations that a prospectus "did not reflect the risks and costs" of market timing could not support loss causation in any event because "any harm caused by deprivation of information during the decision-making process is subsumed in the *transaction causation* inquiry." See Morris v. Wachovia Sec., Inc., 277 F. Supp. 2d 622, 633 n.7 (E.D. Va. 2003) (emphasis supplied).

[18] See, e.g., MFS Compl. ¶¶ 84, 87 (alleging that under SEC Rule 22c-1, fund share price is set "by determining the NAV of the fund (the value of assets less liabilities), and then dividing that amount by the number of shares outstanding"); Putnam Compl. ¶ 63; Scudder Compl. ¶ 85.

shares. They allege that *after* they purchased their shares (when they were holders), market timing harmed long term investors by "eat[ing] away at returns" and possibly "lead[ing] to realization of taxable capital gains . . . which impose costs" on investors. See, e.g., MFS Compl. at ¶ 180. This, however, is not injury suffered in connection with the purchase or sale of their shares. See Blue Chip, 421 U.S. at 756; Miller, 364 F.3d at 231 (loss causation requirement "mirror[s] the balance" struck by Blue Chip).

Because plaintiffs indisputably received fair value at the time they purchased their shares (having paid NAV accurately calculated), *any* losses they sustained while holding those shares could not possibly have been "in connection with" their purchase. Cf. 15 U.S.C. §§ 78j(b); 78u-4(b)(4). Plaintiffs' quarrel is with the manner in which defendants managed the Funds, not that they purchased shares at inflated prices that subsequently deflated. This cannot be the basis for a claim under Section 10(b).

C. Plaintiffs' Investment Company Act Claims Are Defective

1. No Private Right Of Action Exists Under Sections 34(b) Or 36(a) Of The Investment Company Act

There is no private right of action for plaintiffs to pursue under Sections 34(b) or 36(a) of the ICA.[19] 15 U.S.C. §§ 80a-33(b), 80a-35(a). Section 36(a) authorizes the "Commission," i.e., the SEC, to bring an action for "breach of fiduciary duty involving personal misconduct" with respect to investment companies. 15 U.S.C. § 80a-35(a). Section 36(a) does not grant any express causes of action to private civil litigants. Id. Section 34(b) makes it unlawful for any person to make a false or misleading statement or omission in certain filings and records, but, like Section 36(a), grants no express private right of action. See 15 U.S.C. § 80a-33(b).

[19] Pursuant to the Court's order of February 23, 2005, no briefing at this time is required concerning whether the ICA claims are by nature derivative or direct, and defendants' right to address this analysis if there is any private right of action under these statutes is reserved.

Therefore, for plaintiffs to have an actionable claim under these sections, this Court must find that an implied private right of action exists. Recent Supreme Court authority precludes such a finding.

a. Recent Legal Precedent

The Supreme Court has held that, in deciding whether an implied right of action exists, "what must ultimately be determined is whether Congress intended to create the private remedy asserted." Transamerica Mortgage Advisors, Inc. v. Lewis, 444 U.S. 11, 15-16 (1979) (holding that no implied private right of action for damages exists under Section 206 of the IAA).[20] In Alexander v. Sandoval, the Supreme Court recently explained:

> The judicial task is to interpret the statute Congress has passed to determine whether it displays an intent to create not just a private right but also a private remedy. . . . Statutory intent on this latter point is determinative. Without it, a cause of action does not exist and courts may not create one, no matter how desirable that might be as a policy matter, or how compatible with the statute.

532 U.S. 275, 286-87 (2001) (internal citations omitted) (finding that no implied right of action exists to enforce disparate-impact regulations promulgated under the Civil Rights Act of 1964); accord Gonzaga Univ. v. Doe, 536 U.S. 273, 283-86 (2002) (no private right of action in absence of clear and convincing congressional intent evidenced in text and structure of statute).

Applying these principles, the Second Circuit found that no private right of action exists under Sections 26(f) and 27(i) of the ICA. Olmsted v. Pruco Life Ins. Co. of New Jersey, 283 F.3d 429, 436 (2d Cir. 2002).[21] Adhering to the Supreme Court's rationale in Sandoval that

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[20] Accord Touche Ross & Co. v. Redington, 442 U.S. 560, 571 (1979) (no implied private right of action under Section 17(a) of Exchange Act); see also Central Bank, 511 U.S. 164 (no implied private right of action for aiding and abetting violations of SEC Rule 10b-5).

[21] Sections 26(f) and 27(i) provide that "[i]t shall be unlawful" to sell variable insurance contracts "unless the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company." 15 U.S.C. § 80a-26(f)(2)(A); see 15 U.S.C. § 80a-27(i)(2). Between the time of the district court's decision in Olmsted and the Second Circuit's affirmance, a new subsection (b) was added to Section 26, so what the district court's opinion referred to as Section 26(e) had become 26(f). For clarity, it is referred to throughout as Section 26(f).

congressional intent to create a right of action is "determinative," the Second Circuit stated that "[a] court must 'begin [its] search for Congress's intent with the text and structure' of the statute, and cannot ordinarily conclude that Congress intended to create a right of action when none was explicitly provided." Id. at 432 (citation omitted). Because "[n]o provision of the ICA explicitly provides for a private right of action for violations of either § 26(f) or § 27(i)," the Second Circuit concluded that "we must presume that Congress did not intend one." Id. The Second Circuit found this presumption was "strengthened" by the fact that Sections 26(f) and 27(i) "do not contain rights-creating language." Id. Rather,

> [t]he language of these sections only describes actions by insurance companies that are prohibited; it does not mention investors such as the plaintiffs. "Statutes that focus on the person regulated rather than the individuals protected create 'no implication of an intent to confer rights on a particular class of persons.'"

Id. at 433 (quoting Sandoval, 532 U.S. at 289) (internal citations omitted).

Another factor the Supreme Court held to be important in determining congressional intent is whether Congress enacted express private civil remedies in other sections of the legislation at issue. See, e.g., Transamerica Mortgage, 444 U.S. at 19 ("where a statute expressly provides a particular remedy or remedies, a court must be chary of reading others into it"). Thus, in Olmsted, the Second Circuit found it compelling that Congress had created an express right of action to challenge excessive management fees charged by mutual fund advisers under Section 36(b) of the ICA:

> Congress's explicit provision of a private right of action to enforce one section of a statute suggests that omission of an explicit private right to enforce other sections was intentional.

Olmsted, 283 F.3d at 433. The Second Circuit concluded that when Congress wanted to create a private damage remedy under the ICA, "it knew how to do so." Id. (quotations omitted). The

Second Circuit also noted that Section 42 of the ICA already provides for enforcement of all ICA provisions by the SEC, but *not* by private litigants. Id. The Second Circuit therefore concluded that the ICA's text "creates a strong presumption that Congress did not intend to create private rights of action for violations of §§ 26(f) and 27(i)," and affirmed the district court's opinion. Id.

b. Courts Refuse To Imply Private Rights Of Action Under Sections 34(b) And 36(a)

Applying the Second Circuit's rationale in Olmsted, numerous district courts have refused to find implied private rights of action under various sections of the ICA – including Sections 34(b) and 36(a). In a case directly on point, the United States District Court for the Eastern District of New York recently held that "when Olmsted and Sandoval are applied to ICA § 36(a), it is evident that the provision does not give rise to a private right of action." Chamberlain v. Aberdeen Asset Mgmt. Ltd., No. 02-5870, 2005 WL 195520, at *4 (E.D.N.Y. Jan. 21, 2005). The court in Chamberlain stated that since the text of Section 36(a) did not provide for a private right of action, "a court must presume that Congress did not intend to create one," and found that the statute contained no language creating rights for investors. Id. at *2. Similarly, numerous district courts have applied Olmsted and refused to find the existence of an implied private right of action under Sections 34(b). See, e.g., In re Merrill Lynch & Co., Inc. Research Reports Sec. Litig. ("Merrill Lynch Research Reports"), 272 F. Supp. 2d 243, 255-59 (S.D.N.Y. 2003); White v. Heartland High-Yield Mun. Bond Fund, 237 F. Supp. 2d 982, 987-88 (E.D. Wis. 2002); Dorchester Investors v. Peak Int'l Ltd., 134 F. Supp. 2d 569, 581 (S.D.N.Y. 2001).

As Olmsted, Chamberlain, and Merrill Lynch Research Reports make clear, the starting point for an implied rights analysis is the language of the statute itself. The language of

Section 36(a) does not support the existence of an implied private right of action.[22] Instead, the text of Section 36(a) provides only for a right of action by the SEC – not private plaintiffs. Thus, the Second Circuit's observation in Olmsted, 283 F.3d at 433, that Section 42 of the ICA already provides for enforcement of all ICA provisions by the SEC, but not by private litigants, applies with even greater force to Section 36(a) (which explicitly spells out the SEC's – but not private litigants' – rights). Olmsted also forecloses the recognition of a private cause of action under Section 34(b), which provides no express right of action.[23] Thus, plaintiffs can point to no evidence of congressional intent to imply a private right of action.

The Olmsted, Chamberlain, and Merrill Lynch Research Reports courts found it compelling that Congress had created an express right of action to challenge excessive management fees charged by mutual fund advisers under Section 36(b) of the ICA. Here, it is particularly compelling because Sections 36(b) and 36(a) are different subparts *of the same statutory section.* When Congress amended Section 36 in 1970, it created two subsections relating to the fiduciary duties of investment advisers. See Amendments to Investment Company Act of 1940, Pub. L. No. 91-547, 84 Stat. 1413 (1970). Section 36(b) *expressly* grants mutual fund shareholders the right to bring an action in federal court to recover excessive fees charged

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22 Section 36(a) states in relevant part: "*The Commission* is authorized to bring an action in the proper district court of the United States, ... alleging that a person serving or acting in one or more of the following capacities has engaged within five years of the commencement of the action or is about to engage in any act or practice constituting a breach of fiduciary duty involving personal misconduct in respect of any registered investment company for which such person so serves or acts ... (1) as officer, director, member of any advisory board, investment adviser, or depositor ..." 15 U.S.C. § 80a-35(a) (emphasis added).

23 Section 34(b) states: "It shall be unlawful for any person to make any untrue statement of a material fact in any registration statement, application, report, account, record, or other document filed or transmitted pursuant to this subchapter or the keeping of which is required pursuant to section 80a-30(a) of this title. It shall be unlawful for any person so filing, transmitting, or keeping any such document to omit to state therein any fact necessary in order to prevent the statements made therein, in the light of the circumstances under which they were made, from being materially misleading. For the purposes of this subsection, any part of any such document which is signed or certified by an accountant or auditor in his capacity as such shall be deemed to be made, filed, transmitted, or kept by such accountant or auditor, as well as by the person filing, transmitting, or keeping the complete document." 15 U.S.C. § 80a-33(b).

to an investment company by its investment adviser. 15 U.S.C. § 80a-35(b). By contrast, in Section 36(a), Congress expressly stated that only "[t]he Commission is authorized to bring an action in the proper district court ... alleging ... a breach of fiduciary duty involving personal misconduct." 15 U.S.C. § 80a-35(a). The fact that Congress simultaneously enacted a different fiduciary duty provision granting an express private right of action under subsection (b) – without extending the same remedy to subsection (a) within the very same statutory section – confirms that Congress did not intend a private remedy for Section 36(a). Accordingly, "if Congress wished to create a private right of action for violations of Section 36(a), it could have done so, as it did for Section 36(b)." Chamberlain, 2005 WL 195520, at *3. Similarly, "Congress had the opportunity to create a private cause of action under Section 34(b) in 1970 when it amended Section 36(b) to include such a right, but chose to forego such an addition." Merrill Lynch Research Reports, 272 F. Supp. 2d at 258; see also BFP v. Resolution Trust Corp., 511 U.S. 531, 537 (1994) ("'[I]t is generally presumed that Congress acts intentionally and purposely when it includes particular language in one section of a statute but omits it in another'") (quoting Chicago v. Envtl. Def. Fund, 511 U.S. 328 (1994)). This Court, too, should hold that no private right of action exists under Sections 34(b) and 36(a).[24]

2. Investment Companies Are Not Proper Defendants Under Section 36(a) Of The Investment Company Act

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[24] The Chamberlain court noted that, prior to Olmsted, a number of courts had found implied rights of action under Section 36(a) and other sections of the ICA. Chamberlain, 2005 WL 195520, at *4. In Olmsted, however, the court noted that those decisions were inconsistent with the analysis now mandated by the Supreme Court: "Past decisions reflecting judicial willingness to 'make effective [statutory] purpose' in the context of implied rights of action belong to an *ancien regime*.'" Olmsted, 283 F.3d at 434 (quoting Sandoval, 532 U.S. at 287 (internal quotation marks omitted)). Chamberlain held that because Olmsted found the previous Section 36(a) cases to be part of the *ancien regime*, "this Court is no longer bound to follow [them]." Chamberlain, 2005 WL 195520, at *4; see also meVC Draper Fisher Jurvetson Fund I, Inc. v. Millennium Partners, L.P., 260 F. Supp. 2d 616, 621-25 (S.D.N.Y. 2003) (after examining Section 12(d)(1)(A) of the ICA in light of Olmsted, holding that no private right of action exists despite previous decisions to the contrary). Likewise, courts in three different cases recently applied Olmsted and held that no private right of action exists under Section 34(b), despite the fact that previous courts had found a private right of action under that section. See Merrill Lynch Research Reports, 272 F. Supp. 2d at 255-59; White, 237 F. Supp. 2d at 987; Dorchester Investors, 134 F. Supp. 2d at 581. Prior decisions of the "*ancien regime*" therefore lend no support to plaintiffs' Sections 36(a) and 34(b) claims.

The Section 36(a) claims asserted against investment companies must be dismissed in any event because investment companies do not serve in any capacity covered by that section. Section 36(a) provides that the Commission may bring an action "alleging that a person *serving or acting in one or more of the following capacities* has engaged ... [in] a breach of fiduciary duty involving personal misconduct in respect of any registered investment company for which such person so serves or acts." 15 U.S.C. § 80a-35(a) (emphasis added). Thus, Section 36(a) addresses certain *persons* who act for investment companies, not the companies themselves.[25]

3. Plaintiffs Fail To State A Claim Under Section 36(b) Of The Investment Company Act

Plaintiffs also fail in their attempt to shoehorn market timing allegations into a claim for breach of fiduciary duty "with respect to the receipt of compensation" in violation of Section 36(b) of the ICA, 15 U.S.C. § 80a-35(b). This claim is defective because Section 36(b) is not broad enough to address plaintiffs' market timing claims, and for the reasons set forth in the Omnibus Memorandum of Law in Support of the Fund Defendants' Motion to Dismiss Plaintiffs' Consolidated Amended Fund Derivative Complaints ("Omnibus Fund Derivative Brief"), which is adopted and incorporated by reference herein.

In a number of the Complaints, plaintiffs assert claims under Section 36(b) against Fund directors and trustees as well as the Funds themselves. See, e.g., One Group Complaint, ¶¶ 174-78; Scudder Complaint ¶¶ 209-13. For the additional reasons set forth below, Section 36(b) does not authorize claims against any of these parties.[26] Specifically, Section 36(b) provides, in relevant part, that "the investment adviser of a registered investment company shall be deemed to

[25] Those capacities are: (1) as "officer, director, member of any advisory board, investment adviser, or depositor; or (2) as principal underwriter, if such registered company is an open-end company, unit investment trust, or face-amount certificate company." 15 U.S.C. § 80a-35(a).

[26] For the purposes of this section, the term "directors" will apply equally to directors and trustees of investment companies.

have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by such registered investment company or by the security holders thereof, *to such investment adviser or any affiliated person of such investment adviser.*" 15 U.S.C. § 80a-35(b) (emphasis added). Section 36(b)(3) further states that "[n]o such action shall be brought or maintained against any person other than the recipient of such compensation or payments." Id.

The text of Section 36(b) therefore allows actions only against recipients of compensation paid to an investment adviser or its affiliates. Thus, persons and entities *not* affiliated with investment advisers are *not* proper defendants in Section 36(b) actions. See Daily Income Fund, Inc. v. Fox, 464 U.S. 523, 535 (1984) (Section 36(b) allows an action to be brought "*against the adviser and other affiliated parties*") (emphasis added); Migdal, 248 F.3d at 326 (Section 36(b) "provides a private cause of action to a mutual fund investor, *against the fund's investment adviser*, 'for breach of fiduciary duty in respect of such compensation' paid to the investment adviser") (emphasis added).

Independent directors of a mutual fund cannot be sued under Section 36(b) because, by definition, they are neither "investment advisers" nor "affiliates" of investment advisers. See Migdal, 248 F.3d at 329 ("'Disinterested' directors are, inter alia, those directors who are not 'affiliated' with the fund's investment adviser") (citing 15 U.S.C. §§ 80a-2(a)(19) & 80-2(a)(3)). Moreover, as to all Fund directors, the Complaints do not allege (nor could they) that they were paid fees for "performing the functions of an investment adviser" or in lieu of investment advisory fees paid directly to the adviser. See 15 U.S.C. § 80a-35(c).[27]

Section 36(b) also does not entitle plaintiffs to sue the Funds themselves. To the contrary, the statute focuses on the investment adviser's fiduciary duty "with respect to the

[27] See also S. Rep. No. 91-184, 91st Cong. (1969), reprinted in 1970 U.S.C.C.A.N. 4897, 4910-11 ("This provision affords a remedy if the investment adviser should try to evade liability by arranging for payments to be made not to the adviser itself but to an affiliated person of the adviser.").

receipt of compensation . . . *paid by such registered investment company.*" 15 U.S.C. § 80a-35(b) (emphasis added). It authorizes suit "by the Commission, or by a security holder of such registered investment company *on behalf of such company*" against the adviser. Id. (emphasis added). It is therefore plain that no claim lies against the investment company itself.

For all the foregoing reasons, and those set forth in the Omnibus Fund Derivative Brief, all claims asserted under Section 36(b) in the Complaints must be dismissed.

D. The Complaints Fail To State A Claim For Control Person Liability

1. Plaintiffs Have Failed To State Claims For Primary Violations Of The Securities Laws

Plaintiffs also assert claims for control person liability under Section 15 of the Securities Act, Section 20(a) of the Exchange Act and Section 48(a) of the ICA. See, e.g., Alliance Compl. ¶¶ 221-26, 235-40, 256-60. None of those sections provides an independent basis for liability; rather, they impose liability on those who "controlled" any person liable for a primary violation of the relevant Acts. See 15 U.S.C. §§ 77o, 78t(a), 80a-47(a). Because plaintiffs have failed to state a claim against any defendant for a primary violation of the federal securities laws, their claims for control person liability necessarily fail. See, e.g., In re Royal Ahold, 351 F. Supp. 2d at 410 ("The plaintiffs ... have failed to state a claim under § 11 or § 12(a)(2) and as a result, the plaintiffs have also failed to state a claim under § 15"); Merrill Lynch Research Reports, 272 F. Supp. 2d at 264 (dismissing claims arising from Section 15 of the Securities Act, Section 20 of the Exchange Act, and Section 48(a) of the ICA because such claims must "necessarily fail" where "plaintiff has failed to state a claim against the defendants for a primary violation of the federal securities law"); In re e.spire Communications, Inc. Sec. Litig., 127 F. Supp. 2d at 750 ("plaintiff's failure to state a proper claim for a primary securities fraud violation precludes a finding of control person liability" under Section 20(a)).

2. Plaintiffs Have Failed Adequately To Allege The "Control" Of The Defendants

Plaintiffs' control person claims must be dismissed for the additional reason that their boilerplate allegations of "control" are deficient. The control person provisions of the federal securities laws are not "catch-all" provisions that allow plaintiffs to smuggle into their complaints otherwise impermissible aider-and-abettor claims by simple reference to unspecified "control" relationships. Rather, they are provisions applicable only where the plaintiff has first shown a primary violation by the controlled person, and viable only where the complaint contains specific allegations of control. Control is defined as "the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." In re Royal Ahold, 351 F. Supp. 2d at 408-09 (citation omitted).[28] Although the heightened pleading standards of Rule 9(b) and the PSLRA may not apply to Section 20(a) claims, see id. at 408, allegations of "control" must set forth that "a given defendant had both the power to control a person and that the defendant, in bad faith, directly or indirectly induced the act constituting the violation." In re Medimmune, Inc. Sec. Litig., 873 F. Supp. at 961 (citing Carpenter v. Harris, Upham & Co., 594 F.2d 388, 394 (4th Cir. 1979)). Thus, allegations of control based on defendants' status or position "will not suffice." In re Medimmune, Inc. Sec. Litig., 873 F. Supp. at 961; see Aldridge v. A.T. Cross Corp., 284 F.3d 72, 85 (1st Cir. 2002) ("status alone is not enough"; plaintiffs must allege that defendants "actually exercis[ed] control" over primary violators); Adams v. Kinder-Morgan, Inc., 340 F.3d 1083, 1108 (10th Cir. 2003) (there "must be some showing of actual participation in the corporation's operation or some influence before the consequences of control may be imposed")

[28] Even under the more relaxed pleading requirements of "control" adopted in In re Royal Ahold, the plaintiffs must plead "facts showing that the controlling defendant 'had the power to control the *general* affairs of the entity primarily liable at the time the entity violated the securities laws ... [and] had the requisite power to directly or indirectly control or influence the *specific* corporate policy which resulted in the primary liability.'" Id. at 409 (emphasis added) (citation omitted).

(citations omitted); see also CFTC v. Baragosh, 278 F.3d 319, 329-33 (4th Cir. 2002) (reversing judgment that defendant was control person under analogous Commodities Exchange Act control person statute because defendant's status did not establish actual exercise of control).[29]

3. Plaintiffs Cannot Recover Under Section 48(a) Because There Is No Such Private Right Of Action And, In Any Event, Plaintiffs Have Not Pleaded "Procurement"

For the reasons discussed above, see supra at 31-36, there is no implied right of action under Section 48(a). Even if there were, Section 48(a) does not apply to a primary violation of Section 36(b). To allow a Section 48(a) claim in connection with an alleged violation of Section 36(b) would impermissibly nullify the express limitation of liability provided in Section 36(b) itself. As noted in the Omnibus Fund Derivative Brief, Section 36(b) is a cause of action created by Congress that may be brought by specified plaintiffs, against specified defendants, for specified damages. Under the express language of Section 36(b), a claim may not be brought against "any person," but rather against only an investment adviser or affiliated person or other person enumerated in the statute. Moreover, under Section 36(b)(3), liability is expressly limited to the "recipient of the compensation and payments" challenged in the Section 36(b) claim. To allow Section 48(a) to extend Section 36(b) liability to "control persons" would expand the reach of Section 36(b), render meaningless its limiting language, and violate the settled rule that "a

[29] In addition, the Fourth Circuit has imposed control person liability only on those "who are in some meaningful sense culpable participants in the acts perpetrated by the controlled person." Carpenter, 594 F.2d at 394; see In re Cable & Wireless, PLC, Sec. Litig., 321 F. Supp. 2d 749, 774 (E.D. Va. 2004); In re Criimi Mae, 94 F. Supp. 2d at 657 ("must allege" culpable participation); In re FAC Realty Sec. Litig., 990 F. Supp. 416, 423 (E.D.N.C. 1997) ("must allege and prove" culpable participation) (citing Carpenter, 594 F.2d at 394). Although courts in this District and this Circuit have varied on whether and how culpable participation must be pleaded, compare In re Medimmune, 873 F. Supp. at 960-61 (plaintiff must plead with particularity that "the defendant, in bad faith, directly or indirectly induced the act constituting the violation"), with In re Royal Ahold, 351 F. Supp. 2d at 408 ("plaintiffs are not required to allege 'culpable participation' beyond the facts of control and the underlying violation by the controlled person in order to state a claim"), all courts are in agreement that the Fourth Circuit requires that culpable participation must be proved to establish control person liability and that vague allegations of unspecified control relationships do not suffice to advance a control person claim.

specific statute will not be controlled or nullified by a general one." Morton v. Mancari, 417 U.S. 535, 550-51 (1974).[30]

Finally, Section 48(a) does not apply because there was no "procurement" of a violation of the ICA in these cases. By its express language, Section 48(a) only prohibits a person from directly or indirectly obtaining the agreement of another person (i.e., "procuring") to commit an act that would be unlawful under the ICA for the procuring person himself to commit.[31] Section 48(a), thus, seeks to ensure that wrongdoers do not escape liability by having others commit wrongdoing on their behalf. The title of the section ("Procurement") supports this interpretation. U.S. v. Thayer, 201 F.3d 214, 221 (3d Cir. 1999) ("title of a section can assist in resolving ambiguities"). The SEC has consistently so interpreted Section 48(a). See, e.g., SEC v. M. Wesley Groshans & Brokers Cap. Mgmt., Inc., 47 S.E.C. Docket 712, Litig. Release No. 12,677, 1990 WL 322073, at *2 (Oct. 19, 1990); Axe-Houghton, SEC No-Action Letter, 1973 WL 11345, at *2 (Dec. 16, 1973). Because plaintiffs have made no "procurement" allegations, they state no claim under Section 48(a).

IV. PLAINTIFFS' STATE LAW CLAIMS SHOULD BE DISMISSED

In this brief, the Fund Defendants address only the two arguments regarding state law issues that by agreement are to be addressed at this time: (1) that the state law claims should be dismissed under SLUSA; and (2) that the derivative claims asserted in the Complaints should be

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[30] Accord Radzanower v. Touche Ross & Co., 426 U.S. 148, 153 (1976) (same); Security Pac. Nat'l Bank v. RTC, 63 F.3d 900, 904 (9th Cir. 1995) (general provision of statute may not make "specific words" in it "superfluous"); U.S. v. LaPorta, 46 F.3d 152, 156 (2d Cir. 1994) ("[u]nder long-standing principles of statutory construction, a general section of a statute must give way to a specific one").

[31] Section 48(a) provides:

> Procurement.
> *It shall be unlawful for any person, directly or indirectly, to cause to be done any act or thing through or by means of any other person which it would be unlawful for such person to do under the provisions of this subchapter or any rule, regulation, or order thereunder.*

15 U.S.C. § 80a-47(a).

dismissed for failure to make demand. The parties have agreed to reserve, for future briefing or agreement, all other questions (including whether and to what extent the state law claims asserted by plaintiffs are derivative in nature and require demand, and whether the Complaints state a claim under the laws of the various states involved).

A. All Of Plaintiffs' State Law Claims Should Be Dismissed Under SLUSA

Plaintiffs' various state-law claims should be dismissed under SLUSA, which prohibits not only the pursuit of securities fraud class action claims based on state law in state court, but also the pursuit of such claims in federal court. 15 U.S.C. § 78bb(f)(1). SLUSA's preemption provision states that "[n]o covered class action based upon the statutory or common law of any State ... may be maintained in any State or Federal court by any private party alleging (A) a misrepresentation or omission of a material fact in connection with the purchase or sale of a covered security; or (B) that the defendant used or employed any manipulative or deceptive device or contrivance in connection with the purchase or sale of a covered security." Id. (amending Exchange Act); see also id. § 77p(b) (analogous provision for Securities Act).[32]

This Court addressed SLUSA's removal provision in connection with the hearing on the remand motions. See In re Mutual Funds Inv. Litig., 320 F. Supp. 2d 352 (D. Md. 2004). "[T]he analysis for removal and dismissal [under SLUSA] is essentially the same." Winne v. Equitable Life Assurance Soc'y, 315 F. Supp. 2d 404, 409 (S.D.N.Y. 2003); see also Herndon v. Equitable Variable Life Ins. Co., 325 F.3d 1252, 1253 (11th Cir. 2003). A claim comes within SLUSA's preemptive scope if it: (1) is brought as part of a "covered class action"; (2) purports to be based on state law; (3) accuses defendant of a misrepresentation or omission of a material fact (or the use of a manipulative or deceptive device); and (4) alleges that the conduct described in criterion

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32 As this Court has recognized, mutual fund shares are "covered securities." In re Mutual Funds Inv. Litig., 320 F. Supp. 2d 352, 354 (D. Md. 2004); see also Riley v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 292 F.3d 1334, 1343 (11th Cir. 2002).

(3) was "in connection with the purchase or sale" of a "covered security." See, e.g., Riley v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 292 F.3d 1334, 1342 (11th Cir. 2002).

In determining whether SLUSA applies, the prima facie elements for pleading a particular state-law cause of action are irrelevant. See Rowinski v. Salomon Smith Barney Inc., No. 03-4762, -- F.3d --, 2005 WL 356810, at *3 (3d Cir. Feb. 16, 2005); Prager v. Knight/Trimark Group, Inc., 124 F. Supp. 2d 229, 234-35 (D.N.J. 2000). The courts instead look behind labels to examine whether the "operative allegations" or the "gravamen" of the complaint hinge on a theory of misrepresentation or omission. Dudek v. Prudential Sec., Inc., 295 F.3d 875, 879 (8th Cir. 2002); Dacey v. Morgan Stanley Dean Witter & Co., 263 F. Supp. 2d 706, 710 (S.D.N.Y. 2003); see also Feitelberg v. Merrill Lynch & Co., 234 F. Supp. 2d 1043, 1051 (N.D. Cal. 2002), aff'd, 353 F.3d 765 (9th Cir. 2003) ("if it looks like a securities fraud claim, sounds like a securities fraud claim and acts like a securities fraud claim, it is a securities fraud claim, no matter how you dress it up"); Araujo v. John Hancock Life Ins. Co., 206 F. Supp. 2d 377, 384-85 (E.D.N.Y. 2002) (rejecting artful pleading that put state-law labels on "what are in essence securities fraud claims").

Every state-law cause of action asserted in the Complaints has been held to be barred by SLUSA, notwithstanding the fact that the elements of such claims differ from the elements of federal securities claims. See Prager, 124 F. Supp. 2d at 230, 235 (breach of fiduciary duty, unjust enrichment); Rowinski, -- F.3d --, 2005 WL 356810, at *1, 9 (unjust enrichment); Prof'l Mgmt Assocs. Employees' Profit Sharing Plan v. KPMG LLP, 335 F.3d 800, 802 (8th Cir. 2003) (aiding and abetting breach of fiduciary duty); Dacey, 263 F. Supp. 2d at 708-10 (breach of contract).

There can be no serious dispute that the first and second SLUSA elements are satisfied by the allegations in the Complaints. See In re Mutual Funds Inv. Litig., 320 F. Supp. 2d at 354. The plaintiffs cannot dispute that the Complaints assert a "covered class action" seeking damages "on behalf of more than 50 persons or prospective class members" where common questions of law and fact "predominate over any questions affecting only individual persons or members." 15 U.S.C. § 78bb(f)(5)(B)(i)(I); see, e.g., Alger Compl. ¶¶ 164, 167; Nations Compl. ¶¶ 38, 40; Invesco Compl. ¶ 174. Nor can they dispute that their claims of breach of fiduciary duty, aiding and abetting breach of fiduciary duty, breach of contract, and unjust enrichment are based on state law. See, e.g., Janus Compl. ¶¶ 253-68; Nations Compl. ¶¶ 224-51; Strong Compl. ¶¶ 196-214.

The questions, therefore, are: (3) whether the state-law causes of action are premised on allegations of "misrepresentation or omission of a material fact" (or the use of a manipulative or deceptive device); and (4) whether the conduct described in criterion (3) was (i) "in connection with" (ii) the "purchase or sale" of the mutual fund shares.

Unlike plaintiffs in the vast majority of SLUSA cases who disclaim any reliance on federal securities law to avoid removal and dismissal, plaintiffs in this case annex their state-law claims to class action complaints based on federal securities law. Those federal securities claims, particularly the Section 10(b) claims, expressly rely on allegations of misrepresentations or omissions in connection with the purchase or sale of mutual fund shares. See, e.g., Nations Compl. ¶¶ 164-73 (claim for violation of Section 10(b) of the Exchange Act). All of the state-law claims expressly incorporate all of the allegations of the Complaints. See, e.g., id. ¶ 224 (claim for breach of fiduciary duty/constructive fraud); ¶ 232 (claim for aiding and abetting breach of fiduciary duty); ¶ 237 (claim for breach of contract); ¶ 245 (claim for unjust enrichment). Because the elements of a Section 10(b) claim overlap with the third and fourth elements for SLUSA dismissal, this incorporation of all of the allegations in the Complaints, including the Section 10(b) allegations, is tantamount to a concession that SLUSA dismissal applies. See Prof'l Mgmt. Assocs., 335 F.3d at 803 (because allegations of "misrepresentations and omissions are incorporated by reference in the negligence count," the negligence claim is preempted); In re Enron Corp. Sec. Derivative & ERISA Litig., 284 F. Supp. 2d 511, 638-39 (S.D. Tex. 2003) ("[when] state law claims, such as breach of contract, breach of fiduciary duty, conversion or negligence ... become part of a larger deception," the "allegations are sufficient to trigger" SLUSA).

With respect to SLUSA's third element, the misrepresentation or omission requirement, the state-law claims expressly rely on allegations that the mutual funds "never disclosed" timing activities to investors and that various SEC filings contained "untrue statements of material fact." See, e.g., Alger Compl. ¶¶ 6, 8, 145, 157, 160, 193, 226-27; Nations Compl. ¶¶ 167, 226-28; Franklin Templeton Compl. ¶¶ 5, 95, 100-01, 120-21, 336-38, 343. The state-law claims similarly rely on allegations that the "nature of the action" is defendants' alleged "deceitful course of conduct designed to improperly financially advantage defendants to the detriment of plaintiffs." Nations Compl. ¶ 2; see also Columbia Compl. ¶ 3; Alliance Compl. ¶ 10. All of the state-law claims are thus based on express allegations of misrepresentations or omissions. See, e.g., Nations Compl. ¶¶ 144, 166 (alleging "untruths and/or omissions" or "a plan, scheme and course of conduct [to] deceive" under all federal claims for relief).

The state-law claims also satisfy SLUSA's fourth element by alleging that the misrepresentations or omissions were "in connection with the purchase or sale of a covered security." 15 U.S.C. § 78bb(f)(1). The "purchase or sale" requirement is satisfied by the express allegations that the purchases or sales were made "in connection with" the alleged misrepresentations or omissions, all of which are incorporated by reference in the state claims. See, e.g., Columbia Compl. ¶¶ 155, 176, 212, 219, 224; Scudder Compl. ¶¶ 7-8, 174, 191, 198, 225, 232, 236; Pilgrim Compl. ¶¶ 80, 174, 198, 204, 225, 231, 235. Additionally, the state-law claims generally are expressly brought on behalf of a class of mutual fund shareholders who purchased mutual fund shares. See, e.g., Nations Compl. ¶ 1 ("This is a federal class action on behalf of a class consisting of all persons . . . who, during the [class period], either purchased or held shares . . . ."); Janus Compl. ¶¶ 177-79. Even if "holders" of fund shares could bring valid state-law claims, the Complaints here make no effort to carve out a so-called "holders" class. See Dabit v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 395 F.3d 25, 47 (2d Cir. 2005) ("when the class definition includes persons with SLUSA-preempted claims and does not permit the court to distinguish any non-preempted subclass, SLUSA requires that the claim be dismissed"); Rowinski, -- F.3d --, 2005 WL 356810, at *7 (because "broad class definition" included claims by purchases and sellers of securities, claims were preempted; thus, the court need not address whether SLUSA barred actions solely by non-purchasers and non-sellers).

Moreover, even if the Complaints did not expressly concede the point, the Supreme Court has held that the "in connection with" requirement is satisfied where the purchases or sales "coincide" with the alleged fraud. SEC v. Zandford, 535 U.S. 813, 820, 822 (2002); see also Rowinski, -- F.3d --, 2005 WL 356810, at *5 ("courts applying SLUSA generally have adhered to a broad interpretation of the 'in connection' element"). Plaintiffs' substantive allegations satisfy this requirement, expressly asserting that shares were purchased during the class period pursuant to misleading prospectuses. Plaintiffs allege that the prospectuses and registration statements were false or incomplete, that they were part of the "variety of deceptive devices and schemes" used to facilitate timing activities, and that "plaintiffs and the other members of the Class purchased or otherwise acquired shares of the Funds pursuant to the false and misleading Prospectuses" and suffered damage as a result. Alger Compl. ¶¶ 6, 8, 180; Janus Compl. ¶¶ 2, 128, 148, 209; Nations Compl. ¶¶ 166-73.[33]

Thus, for the reasons set forth above, the state-law claims satisfy all of the elements for SLUSA preemption and, accordingly, must be dismissed.

B. Plaintiffs' Derivative Claims Should Be Dismissed For Failure To Make Demand

The Fund Defendants hereby incorporate Part III of the Omnibus Fund Derivative Brief at 17-35.

[33] That plaintiffs have failed to state a viable Section 10(b) claim to withstand a motion to dismiss does not mean that their state-law claims relying on the same factual allegations are exempt from SLUSA dismissal. The standards courts use in evaluating whether plaintiffs' factual allegations fall within SLUSA's scope are different from those used in deciding whether the complaint has stated a Section 10(b) claim sufficient to survive a motion to dismiss. Courts have dismissed claims under SLUSA where plaintiffs have pled factual allegations that satisfied the elements "implicitly." Behlen v. Merrill Lynch, 311 F.3d 1087, 1095-96 (11th Cir. 2002); Feitelberg, 234 F. Supp. 2d 1043 ("plaintiff's complaint contains sufficient inferences of behavior to fall . . . under SLUSA."). For SLUSA to apply, it is enough that plaintiffs' allegations can "reasonably be read" to fall within SLUSA's scope. See, e.g., Prof'l Mgmt. Assocs., 335 F.3d at 803; Grabow v. PricewaterhouseCoopers, 313 F. Supp. 2d 1152, 1156 (N.D. Okla. 2004). In contrast, to survive a motion to dismiss on their Section 10(b) claims, plaintiffs must meet stringent pleading standards under the PSLRA by "specify[ing] each statement alleged to have been misleading [and] the reason or reasons why the statement is misleading." 15 U.S.C. § 78u-4(b)(1); see, e.g., Ottmann v. Hanger Orthopedic Group, Inc., 353 F.3d 338, 343 (4th Cir. 2003); ABC Arbitrage v. Tchuruk, 291 F.3d 336, 350 (5th Cir. 2002) (plaintiff must plead "who, what, when, where, and how").

CONCLUSION

For the reasons set forth above, and also in the Fund Defendants' supplemental memoranda, the Fund Defendants respectfully request that this Court dismiss the Complaints with prejudice and without leave to replead.

Dated: March 4, 2005

Respectfully submitted,

WILMER CUTLER PICKERING
HALE AND DORR LLP

/s/

Jeffrey B. Rudman
William H. Paine
Michael G. Bongiorno
Jonathan A. Shapiro
Joanne L. Monteavaro
60 State Street
Boston, MA 02109
Telephone: (617) 526-6000
Facsimile: (617) 526-5000
jeffrey.rudman@wilmerhale.com
william.paine@wilmerhale.com
michael.bongiorno@wilmerhale.com
jonathan.shapiro@wilmerhale.com
joanne.monteavaro@wilmerhale.com
Counsel for Massachusetts Financial Services Company, MFS Investment Management, Sun Life Financial Inc., Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc., Sun Life Financial (U.S.) Holdings, Inc., Sun Life Financial (U.S.) Investments, LLC, Sun Life of Canada (U.S.) Financial Services Holdings, Inc., MFS Fund Distributors, Inc., MFS Service Center, Inc. and Arnold Scott

Of Counsel:

Stewart D. Aaron
ARNOLD & PORTER LLP
399 Park Avenue
New York, New York 10022
Telephone: (212) 715-1000
Facsimile: (212) 715-1399
Stewart_Aaron@aporter.com
Counsel for Fred Alger Management, Inc., Alger Associates, Inc., Fred Alger and Company, Incorporated, Alger Shareholder Services, Inc., Fred M. Alger, III, Daniel C. Chung, B. Joseph White and Gregory S. Duch

David W. Haller
Michael Naft
COVINGTON & BURLING
1330 Avenue of the Americas
New York, New York 10019
Telephone: (212) 841-1000
Facsimile: (212) 841-1010
dhaller@cov.com
mnaft@cov.com
Counsel for James P. Connelly, Jr.

Mark A. Kirsch
Mark Holland
Wesley R. Powell
Mary K. Dulka
Anthony M. Candido
Margaret M. Snyder
CLIFFORD CHANCE US LLP
31 West 52nd Street
New York, New York 10019
Telephone: (212) 878-8000
Facsimile: (212) 878-8375
mark.kirsch@cliffordchance.com
mark.holland@cliffordchance.com
wesley.powell@cliffordchance.com
mary.dulka@cliffordchance.com
anthony.candido@cliffordchance.com
margaret.snyder@cliffordchance.com
Counsel for Alliance Capital Management Holding, L.P., Alliance Capital Management, Allia nce Capital Management Corporation, AllianceBernstein Investment Research and Management, Inc., and Alliance Global Investor Services, Inc.

Richard J. Morvillo
Aimée D. Latimer
F. Ryan Keith
CROWELL & MORING LLP
1001 Pennsylvania Avenue, N.W.
Washington, D.C. 20004-2595
Telephone: (202) 624-2500
Facsimile: (202) 628-5116
rmorvillo@crowell.com
alatimer@crowell.com
frkeith@crowell.com
Counsel for Thomas A. Hooker, Jr.

Maeve O'Connor
DEBEVOISE & PLIMPTON LLP
919 Third Avenue
New York, New York 10022
Telephone: (212) 909-6000
Facsimile: (212) 909-6836
moconnor@debevoise.com
Counsel for Amvescap PLC, INVESCO Funds Group, Inc., INVESCO Distributors, Inc., INVESCO Institutional (N.A.), Inc., INVESCO Assets Management Ltd., INVESCO Global Assets Management (N.A.), AIM Advisors, Inc., AIM Investment Services, Inc., and AIM Distributors, Inc.

Paul J. Fishman
Andrew W. Goldwater
FRIEDMAN KAPLAN SEILER & ADELMAN LLP
1633 Broadway
New York, New York 10019
Telephone: (212) 833-1100
Facsimile: (212) 833-1250
Pfishman@fklaw.com
Agoldwater@fklaw.com
Counsel for Mark A. Beeson

Mark A. Perry
GIBSON, DUNN & CRUTCHER LLP
1050 Connecticut Avenue N.W.
Washington, D.C. 20036
Telephone: (202) 955-8500
Facsimile: (202) 467-0539
mperry@gibsondunn.com
Counsel for Janus Capital Group Inc. and Janus Capital Management LLC

Peter M. Collins
HOLLYER BRADY BARRETT & HINES LLP
551 Fifth Avenue
New York, New York 10176
Telephone: (212) 818-1110
Facsimile: (212) 818-0494
Pcollins@hollyerbrady.com
Counsel for The Alger Fund, The Alger Institutional Fund, The Alger American Fund, The Spectra Fund, The China-U.S. Growth Fund, Castle Convertible Fund, Inc., John T. Sargent, Stephen E. O'Neil, Nathan E. Saint-Amand, Charles F. Baird, Roger P. Cheever and Lester L. Colbert

J. Gordon Cooney, Jr.
Paul D. Weller
MORGAN, LEWIS & BOCKIUS LLP
1701 Market Street
Philadelphia, Pennsylvania 19103
Telephone: (215) 963-5000
Facsimile: (215) 963-5001
jgcooney@morganlewis.com
pweller@morganlewis.com
Counsel for SEI Investments Distribution Co.

Christopher P. Hall
John M. Vassos
Todd D. Brody
MORGAN LEWIS & BOCKIUS LLP
101 Park Avenue
New York, New York 10178
Telephone: (212) 309-6000
Facsimile: (212) 309-6001
chall@morganlewis.com
jvassos@morganlewis.com
tbrody@morganlewis.com
Counsel for Deutsche Asset Management, Inc., Deutsche Asset Management Investment Services Ltd., Deutsche Bank AG, Investment Company Capital Corp. and Scudder Distributors, Inc.

Thomas L. Taylor III
Asa S. Hami
MORGAN, LEWIS & BOCKIUS LLP
300 S. Grand Avenue, 22nd Floor
Los Angeles, California 90071-3132
Telephone: (213) 612-2500
Facsimile: (213) 612-2501
Tltaylor@morganlewis.com
Ahami@morganlewis.com
Counsel for William N. Post II

Darryl P. Rains
Bryan J. Wilson
MORRISON AND FOERSTER LLP
755 Page Mill Road
Palo Alto, California 94304-1018
Telephone: (650) 813-5600
Facsimile: (650) 494-0792
drains@mofo.com
bwilson@mofo.com
Counsel for The Charles Schwab Corporation and Charles Schwab & Co., Inc.

Phil C. Neal
Mark A. Rabinowitz
NEAL, GERBER & EISENBERG LLP
Two North LaSalle Street
Suite 2200
Chicago, Illinois 60602
Telephone: (312) 269-8083
Facsimile: (312) 269-1747
Mrabinowitz@ngelaw.com
Counsel for Charles P. McQuaid, Ralph Wanger and Columbia Wanger Asset Management

Daniel J. Kramer
Liza M. Velazquez
PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
1285 Avenue of the Americas
New York, New York 10019-6064
Telephone: (212) 373-3000
Facsimile: (212) 757-3990
DKramer@paulweiss.com
LVelazquez@paulweiss.com
Counsel for Bank One Corporation, Banc One Investment Advisors Corporation, Bank One High Yield Partners, LLC, One Group Dealer Services, Inc., One Group Services Company, David J. Kundert, Peter W. Atwater, Richard R. Jandrain, III, Gary J. Madich, Kenneth T. Stevens, David R. Meuse, William G. Jurgenson, William P. Boardman, Richard W. Vague and Richard R. Wad

John F. Pritchard
Eric T. Streck
PILLSBURY WINTHROP LLP
1540 Broadway
New York, New York 10036
Telephone: (212) 858-1000
Facsimile: (212) 858-1500
jpritchard@pillsburywinthrop.com
estreck@pillsburywinthrop.com
Counsel for The Charles Schwab Corporation, Charles Schwab & Co., Inc., U.S. Trust Co., N.A., United States Trust Company of New York, U.S. Trust Company, N.A. and James L. Bailey, Stephen Hassenfelt and Brian F. Schmidt

Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
POLLACK & KAMINSKY
114 West 47th Street
New York, New York 10036
Telephone: (212) 575-4700
Facsimile: (212) 575-6560
dapollack@pollacklawfirm.com
Counsel for the Franklin-Templeton Defendants

William P. Ziegelmueller
STETLER & DUFFY, LTD.
11 South LaSalle St., Suite 1200
Chicago, Illinois 60603
Telephone: (312) 338-0211
Facsimile: (312) 338-0070
bziegel@stetlerandduffy.com
Counsel for John Abunassar

Bruce E. Clark
William L. Farris
SULLIVAN & CROMWELL LLP
125 Broad Street
New York, New York 10004-2498
Telephone: (212) 558-4000
Facsimile: (212) 558-3588
Clarkb@sullcrom.com
Farrisw@sullcrom.com
Counsel for Strong Capital Management, Inc., Strong Financial Corporation, Strong Investments, Inc., Strong Investor Services, Inc. and Ronald C. Ognar

Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
POLLACK & KAMINSKY
114 West 47th Street
New York, New York 10036
Tel: (212) 575-4700
Facsimile: (212) 575-6560
dapollack@pollacklawfirm.com
Counsel for Lawrence J. Lasser

Paul K. Rowe
Stephen R. DiPrima
Martin J.E. Arms
WACHTELL, LIPTON, ROSEN & KATZ
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000
Facsimile: (212) 403-2000
PKRowe@wlrk.com
SRDrima@wlrk.com
MJEArms@wlrk.com

-and-

James D. Mathias
David Clarke, Jr.
Strider L. Dickson
DLA PIPER RUDNICK GRAY CARY US LLP
6225 Smith Avenue
Baltimore, Maryland 21209
Telephone: (410) 580-3000
Facsimile: (410) 580-3001
James.mathias@dlapiper.com
David.clarke@dlapiper.com
Strider.dickson@dlapiper.com
Counsel for Bank of America Corporation, Bank of America, N.A., Banc of America Securities LLC, BACAP Distributors, LLC, Banc of America Capital Management, LLC, Columbia Management Group, Inc., Columbia Fund Services, Inc., Columbia Funds Distributor, Inc., Columbia Wanger Asset Management and Columbia Management Advisors, Inc.


SEC MAIL PROCESSING
RECEIVED
MAR 2 3 2005
WASH, D.C.
202
SECTION

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	MDL 1586
IN RE ALLIANCE, FRANKLIN/TEMPLETON, BANK OF AMERICA/NATIONS FUNDS, and PILGRIM BAXTER	Case No. 04-md-15862 (Judge Davis)
[Franklin-Templeton Track]	

SUPPLEMENTAL MEMORANDUM OF FRANKLIN-TEMPLETON DEFENDANTS TO DISMISS THE CONSOLIDATED AMENDED DERIVATIVE AND CLASS ACTION COMPLAINTS

Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
POLLACK & KAMINSKY
114 West 47th Street
New York, NY 10036
Tel. (212) 575-4700

Attorneys for
Franklin-Templeton Defendants

A.

The Franklin-Templeton Derivative Action

The Franklin-Templeton Funds have strong, functioning Boards of Directors/Trustees. The failure by Plaintiffs to bring their derivative claims to the Boards for consideration and action cannot be excused and that failure compels dismissal of all claims in the Franklin-Templeton Derivative Complaint (other than the § 36(b) claim).[1]

The Boards of Directors/Trustees of the Franklin-Templeton Funds are composed of distinguished and experienced men and women from diverse areas of human endeavor: finance, government, industry, medicine and law, among others. The list of the directors/trustees reads like a "Who's Who" of American public life.[2]

No demand letter of any kind or nature or any other communication was transmitted by Plaintiffs to these representatives of the shareholders and no valid excuse for not doing so was proffered by Plaintiffs.

Plaintiffs' "Demand Futility" allegations are not found until page 83 of the Derivative Complaint, para. 501 et seq. There, the same generic, tired allegations which have been repeatedly rejected by the Courts, are made, supposedly, to justify the failure to make demand:

— the Directors or Trustees are "put into office by officers of the Funds or Adviser";

— the Directors or Trustees "serve on the boards of virtually all of the Funds";

— the Directors or Trustees "are paid ... with substantial fees and retirement benefits";

---

[1] The § 36(b) claim must be dismissed on the basis of Migdal, the seminal pleading case on § 36(b), for failure to plead facts which, if proved, would demonstrate disproportionality of fees charged (i.e. advisory fees) to services rendered. Section 36(b) is a narrow, carefully-sculpted section of the law enacted by Congress in 1970 to deal with excessive compensation — it is not a "catch-all" for any and all acts of corporate malfeasance.

[2] This Court may take judicial notice of the foregoing from Franklin-Templeton's SEC filings.

— the Directors' or Trustees' alleged "knowledge" and alleged "failure to act";

— "the likelihood of personal liability";

— the long-serving "tenure" of the directors.

These generic allegations do not disqualify any director or trustee, much less a majority of the Board, from passing on a litigation demand. The Complaint (paras. 501-504) is absolutely barren of any specific facts about any Franklin-Templeton director or trustee such as would disqualify him or her from acting in this context.

The Court may wish to consider the following case law support on the insufficiency of these various generic allegations:

Migdal v. Rowe Price-Fleming Int'l, Inc., 248 F.3d 321, 329-331 (4th Cir. 2001)[3]

Scalisi v. Fund Asset Management L.P., 380 F.3d 133, 138-42 (2d Cir. 2004)

Verkouteren v. Blackrock Fin. Management, Inc., 37 F.Supp.2d 256, 259-261 (S.D.N.Y. 1999)

Verkouteren v. Blackrock Fin. Management, Inc., 1999 WL 511411 at **3-4 (S.D.N.Y. 1999), aff'd, 208 F.3d 204 (2d Cir. 2000)

In re Stratus Computer, Inc. Sec. Litig., 1992 WL 73555 at **9-10 (D.Mass. 1992) (adopting report and recommendation of magistrate judge)

Olesh v. Dreyfus Corp., 1995 WL 500491 at **11-16 (E.D.N.Y. 1995)

Krantz v. Fidelity Management & Research Co., 98 F.Supp.2d 150, 153-57 (D.Mass. 2000)

Krantz v. Prudential Inv. Fund Management, 77 F.Supp.2d 559, 563-64 (D.N.J. 1999), aff'd, 305 F.3d 140 (3d Cir. 2002)

Seminaris v. Landa, 662 A.2d 1350, 1354-55 (Del. Ch. 1996)

[3] Affirming Judge Davis of this Court in Migdal v. Rowe Price-Fleming Int'l, Inc., 2000 WL 350400 (D.Md. 2000).

Under Fed.R.Civ.P. 23.1, a shareholder must plead "with particularity" reasons sufficient to show that a demand on the directors would have been futile. Grill v. Hoblitzell, 771 F.Supp. 709, 711 n.2 (D.Md. 1991) (reasons must be stated with particularity for each of the directors). The requirement of particularity is "rigorously enforced" and a failure to meet it "requires dismissal of the suit." Strickland v. Flue-Cured Tobacco Coop., 643 F.Supp. 310, 316 (D.S.C. 1986). See also: Zurich Capital Markets, Inc. v. Coglianese, 332 F.Supp.2d 1087, 1115 (N.D.Ill. 2004) ("federal courts strictly apply the particularity standard to derivative actions").

The Franklin-Templeton Funds involved in this case are all creatures of the state laws of either Massachusetts, Maryland or Delaware, each of which has enacted legislation adopting the definition of "interested person" in § 2(a)(19) of the Investment Company Act which, in turn, embraces the important presumption of "disinterestedness" in § 2(a)(9): *"A natural person shall be presumed not to be a controlled person within the meaning of this title."* Under these definitions as well as under the general corporate law of the aforementioned states (outlined in the Omnibus Derivative Memorandum) Plaintiffs' attempt to avoid the "demand rule" fails.

To sum up: demand was not futile, was not made, and was not excused. Accordingly, all claims in the Franklin-Templeton Derivative Complaint (other than § 36(b)) must be dismissed for failure to make demand. The § 36(b) claim, as noted above, must be dismissed on the basis of Migdal for failure to plead facts which, if proved, would demonstrate disproportionality of fees charged to services rendered.[4]

[4] The § 36(a) claim must, in any and all events, be dismissed as against the Franklin-Templeton Defendants because, as to that claim, Plaintiffs expressly disavow their own Demand Futility allegations (see para. 618): "Plaintiff incorporates by reference all paragraphs 1 through 600 above except for paragraphs 501 through 600 relating to demand, as if set forth herein." (emphasis supplied). Since the § 36(a) claim in this case is indisputably derivative, demand must be made or sufficient reasons of futility must be alleged under Rule 23.1, Fed.R.Civ.P. Neither occurred here. See Scalisi, 380 F.3d at 139-41.

B.
The Franklin-Templeton Class Action

The Class Action Complaint "sounds in fraud", notwithstanding Plaintiff's attempt to disguise that fact. At bar, the gist of the Class Action Complaint is that the Franklin-Templeton Defendants allegedly entered into arrangements with one or more market-timers in deliberate disregard of the provisions of their prospectuses (see, e.g. Consol. Am. Cplt. ¶¶ 93, 95, 97, 106, 161, 167). Thus, the "gravamen of their case is fraud" in the words of Judge Motz. See Hershey v. MNC Financial, Inc., 774 F.Supp. 367, 375-76 (D.Md. 1991). Judge Motz there applied the Rule 9(b) pleading requirements to claims under §§ 11 and 12(a)(2) [then § 12(2)] stating:

> The mere fact that plaintiffs need not prove scienter to recover under §§ 11 and 12(2) does not mean that §§ 11 and 12(2) claims can never "sound in fraud." On the contrary, a plaintiff may allege, under §§ 11 and 12(2), a scheme which, if proven, would constitute fraud. That is precisely what plaintiffs have done here. The gist of their claims is that MNC embarked upon a scheme fraudulently to overstate its financial health in quarterly and annual reports. While they have invoked §§ 11 and 12(2) as well as § 10(b) as legal bases for these claims, the gravamen of their case is fraud. (footnote omitted) (emphasis supplied).

Similarly, in Mates v. North American Vaccine, Inc., 53 F.Supp.2d 814, 822-23 (D.Md. 1999), Judge Williams applied Rule 9(b) to a claim under another section of the Exchange Act (i.e. § 13(d)), stating:

> Mates nonetheless has alleged that Defendants have acted with fraudulent intent. In fact, the essence of the entire complaint concerns Defendants' alleged scheme to negotiate a secret financing deal that amounted to an insider transaction, file misleading documents with the SEC, and make use of a "sham vote" to remove Mates from her position on the board of directors.

Since the Franklin-Templeton Class Action Complaint fails to plead fraud with the particularity required by Rule 9(b) as to the individual Franklin-Templeton defendants who signed the registration statements (Messrs. Charles B. Johnson, Rupert Johnson, Jr., Martin L. Flanagan and Gordon S. Macklin), the § 11 claim must be dismissed as to them. The only references in the Franklin-Templeton Class Action Complaint to Messrs. Johnson, Johnson, Flanagan and Macklin are in paragraphs 25, 26, 28, 29 and 34, and these paragraphs do not plead fraud with particularity. Nothing is said about any one of them having any role in any of the alleged market-timing arrangements. Nor is there any allegation that any of them knew of any of the alleged wrongdoing. Such conclusory pleading does not satisfy Rule 9(b), and the § 11 claim must be dismissed as to them.[5]

CONCLUSION

The Franklin-Templeton Derivative Complaint must be dismissed for the reasons set forth in the Omnibus Memorandum and in this Supplemental Memorandum.

The Franklin-Templeton Class Complaint must be dismissed for the reasons set forth in the Omnibus Memorandum. At the very least, the § 11 claim must be dismissed as against Messrs. Johnson, Johnson, Flanagan and Macklin for the reasons set forth in this Supplemental Memorandum.

Dated: March 7, 2005

Respectfully submitted,

POLLACK & KAMINSKY

/s/

Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria

[5] The fact that plaintiffs attempt to disavow fraud in their § 11 claim (see para. 244) is "insufficient to divorce the claims from their fraudulent underpinnings". Calpers v. The Chubb Corp., 394 F.3d 126, 160 (3d Cir. 2004).

114 West 47th Street
New York, NY 10036
Tel. (212) 575-4700

Attorneys for
Franklin-Templeton Defendants



IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS	*	
INVESTMENT LITIGATION	*	MDL-1586
	*	
This document relates to	*	MDL 04-15862, 04-15863, and
	*	04-15864
	*	

*****

ORDER

Upon review of the written and oral arguments made in connection with Theodore C. Sihpol, III's motion for a stay pending resolution of related criminal proceedings, it is, this 3rd day of March 2005

ORDERED

1. Mr. Sihpol's motion is granted;

2. All proceedings in this case are stayed as to Mr. Sihpol until further order of this court;

3. In the event that the trial in Mr. Sihpol's criminal case is postponed, within five days of the postponement counsel for Mr. Sihpol shall advise the court and opposing counsel of the new trial date; and

4. Within five days of Mr. Sihpol's acquittal or conviction, counsel for Mr. Sihpol shall advise the court and opposing counsel of the acquittal or conviction and, in the event that Mr. Sihpol is convicted, of Mr. Sihpol's sentencing date.

/s/
J. Frederick Motz

United States District Judge